

2021
PROXY STATEMENT

NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS

paloalto® NETWORKS

Cybersecurity
Partner of Choice

WHAT WE DO

Everyday, Palo Alto Networks provides the visibility, trusted intelligence, automation and flexibility that help complex organizations advance securely.

By delivering a comprehensive portfolio and empowering a growing ecosystem of partners, we are at the forefront of protecting tens of thousands of organizations across clouds, networks, and mobile devices.

Your cybersecurity partner, for today and tomorrow

OUR MISSION

Our mission is to be the cybersecurity partner of choice, protecting our digital way of life.

OUR VISION

Our vision is a world where each day is safer and more secure than the one before





Letter from the Chair and the Lead Independent Director

> **At Palo Alto Networks, our mission is to be the cybersecurity partner of choice, protecting our digital way of life. Our mantra, "We've Got Next," expresses our commitment to relentless innovation so work can be done securely anywhere, the future can be built safely in the cloud, unforeseen threats can be detected and stopped, and each day is safer than the one before.**



Dear Fellow Stockholders:

Fiscal 2021 was a year like no other in our sixteen-year history given the continued global impact of the COVID-19 pandemic. As a company, we rose to the challenge and delivered solutions to our 85,000+ customers as they managed remote and hybrid workforces amid a worsening cybersecurity attack landscape. While doing so, we prioritized the health and safety of our 10,000+ employees through our FLEXWORK people strategy, an employee-centric way of working that provides our employees with choice regarding their location, learning approaches and paths and, in part, their benefits. We also worked in conjunction with our employees to determine our giving strategy and recipients and supported communities through enhanced charitable donations, employee giving and volunteer programs.

While successfully managing the effects of the COVID-19 pandemic on our global operations, we remained focused on the strategic priorities that we developed under Nikesh's leadership: transforming network security, delivering comprehensive cloud native security and revolutionizing security operations. Today, we believe that we have three best-of-breed platforms in network security, cloud security and SOC security that will continue to drive our long-term growth. The robust implementation of these strategic pillars showed in our results, with revenue of $4.3 billion and billings of $5.5 billion in fiscal 2021.

We introduced 29 major product releases in fiscal 2021, with the momentum continuing into fiscal 2022 with the introduction of Okyo Garde on September 10, 2021, an enterprise-grade cybersecurity solution for work-from-home employees and small businesses, delivered through a premium mesh-enabled Wi-Fi 6 system. We achieved these results and deployed world-class technology innovation while maintaining a disciplined approach to capital allocation and continuing to invest in our future.

The unflagging determination, perseverance and creativity of our people — the company's greatest asset — ensured the impressive execution of our strategy for the benefit of our stockholders, customers and communities.

* * * * *

We trust that this Annual Report and Proxy Statement embodies our constant efforts to innovate and improve. It will look different to you than our proxy statements from years past — and that fresh presentation is purposeful. It was prepared with one overarching goal in mind: to maximize clarity and understanding about the company's strategies, successes and challenges. In doing so, we describe in detail several key initiatives we undertook this past year that are worth summarizing here.

Stockholder Engagement. We are guided by, and appreciative of, the perspectives of our stockholders as expressed through their engagement with us. Throughout fiscal 2021, we executed an extensive stockholder outreach program. In total, we engaged in outreach activities with stockholders holding approximately 55% of our outstanding shares as of June 30, 2021. John, as our Lead Independent Director, played a critical role in our engagement efforts and participated in discussions with stockholders holding approximately 38% of our outstanding shares as of June 30, 2021. In addition to our financial outlook, our stockholders conversed with us about our executive compensation practices and ESG programs, as well as our efforts around inclusion and diversity. This feedback helped inform our evaluation of all these areas. We will continue this valuable dialogue with our investors in the coming year.

Executive Compensation. As a direct result of the feedback that we received from our stockholders, the Compensation and People Committee of your Board of Directors redesigned our executive compensation program and, in doing so, made extensive changes to the way we compensate our executives. Some of these changes were implemented in fiscal 2021 and numerous more take effect for the current fiscal year. For fiscal 2021, all equity grants to our named executive officers (NEOs), except for new hire grants, were 100% performance-based stock units, the target value of the equity grants to our NEOs were 18% in total lower than grants made for fiscal 2020, and the target value of the grants made for fiscal 2022 are 47% in total lower than grants made for fiscal 2020. We also increased Nikesh's stock ownership guideline to 10 times his annual salary to further align his incentives with the long-term value of our stock. In addition, we are submitting a new and redesigned equity incentive plan for stockholder approval, and we believe this new plan demonstrates best practices.

For fiscal 2022, we are making numerous additional changes to align our practices with the feedback we received from our stockholders. The Compensation and People Committee set targets for our executives' attainment of payouts for performance stock units and the cash incentive plan at levels above the guidance provided in our earnings release on August 23, 2021. We also eliminated duplicative performance metrics in our annual incentive and performance stock unit plans. We also adopted both a one-year minimum vesting requirement to all NEO equity grants, and a one-year holding requirement, after vesting, on all equity grants held by our NEOs. In addition, in fiscal 2022, we added an ESG modifier to our NEOs' cash incentive plan to ensure a linkage between compensation and our ESG goals.

We are also enhancing the disclosures around our compensation practices, as reflected in the compensation, discussion and analysis (CD&A) contained in this proxy statement, as well as in a new feature – a letter from our Compensation and People Committee. We encourage you to read this letter, as well as the entire CD&A. We believe that you will conclude that our Compensation and People Committee has taken to heart the feedback we have received from our stockholders and designed an executive compensation program deserving of your support.

Our Commitment to Society. We take seriously our commitment to environmental sustainability, social responsibility, and corporate governance (ESG). In fiscal 2021, we were proud to announce the appointments of Dr. Helene Gayle and Aparna Bawa to our Board of Directors, further demonstrating our commitment to gender, racial and experiential diversity, as well as refreshing and lowering the average tenure of members of our Board. Elsewhere in this proxy statement, we discuss our ESG successes in fiscal 2021 and provide an overview of our ESG programs and commitments.

You are cordially invited to attend the 2021 Annual Meeting of Stockholders, or Annual Meeting, of Palo Alto Networks, Inc. to be held on Tuesday, December 14, 2021, at 12:30 P.M., Pacific Time.

This year's Annual Meeting will again be a virtual meeting conducted via a live webcast. You will be able to listen to the Annual Meeting, submit your questions, and vote during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/PANW2021 and entering the 16-digit control number included in our Notice of Internet Availability of Proxy Materials, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for further instructions.

On behalf of our Board, we thank you for your investment in Palo Alto Networks and for continuing to entrust us to help lead our company. We look forward to the Annual Meeting on December 14, 2021.

Thank you,





Nikesh Arora
Chair and
Chief Executive Officer

John M. Donovan
Lead Independent
Director



STRATA

Best-in-class Firewall Platform across hardware, software and aaS



PRISMA

Comprehensive platform to secure everything that runs in the cloud



CORTEX

A new approach to SOC with data, analytics and automation

paloalto NETWORKS®

Palo Alto Networks, Inc.

Notice of 2021 Annual Meeting of Stockholders



DATE AND TIME
Tuesday, December 14, 2021
12:30 PM Pacific Time



VIRTUAL MEETING SITE
www.virtualshareholdermeeting.com/
PANW2021



WHO CAN VOTE
Stockholders of record as of
October 18, 2021 are entitled
to vote

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1. To elect four Class I directors named in the accompanying proxy statement to serve until our 2024 annual meeting of stockholders and until their successors are duly elected and qualified.	✓ **"FOR"** each director nominee	Page 16
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2022.	✓ **"FOR"**	Page 51
3. To approve, on an advisory basis, the compensation of our named executive officers.	✓ **"FOR"**	Page 54
4. To approve the 2021 Palo Alto Networks, Inc. Equity Incentive Plan.	✓ **"FOR"**	Page 93

Stockholders will also act on such other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting online. On or about October 29, 2021, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and our annual report and how to vote. If you are a beneficial stockholder, your broker will NOT be able to vote your shares with respect to the election of directors and most of the other matters presented during the meeting unless you have given your broker specific instructions to do so. For more information, see "About the Annual Meeting" on page 109.

We appreciate your continued support of Palo Alto Networks and look forward to receiving your proxy.

By Order of the Board of Directors,

Bruce Byrd
Executive Vice President, General Counsel and Corporate Secretary
October 29, 2021

HOW TO VOTE

ONLINE	BY PHONE	BY MAIL
Visit www.proxyvote.com. prior to the Annual Meeting, 24 hours a day, seven days a week	Call the phone number located on your proxy card or voting instruction form.	Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON DECEMBER 14, 2021: THE NOTICE OF 2021 ANNUAL STOCKHOLDERS' MEETING AND PROXY STATEMENT AND THE 2021 ANNUAL REPORT ON FORM 10-K, ARE AVAILABLE AT WWW.PROXYVOTE.COM.

Proxy Roadmap



ABOUT US

Read about our fiscal 2021 financial and business highlights, stockholder engagement efforts, corporate responsibility and recognitions, corporate values and COVID-19 response.

CORPORATE GOVERNANCE

We describe the key pillars of our corporate governance, including the composition of our board committees, our responses to stockholder feedback, governance initiatives over time, board leadership and board risk oversight.

PROPOSAL NO. 1

Find out more about John Donovan, Rt Hon Sir John Key, Mary Pat McCarthy and Nir Zuk, our nominees for election to the board and about our board members' tenure, diversity and skill sets.

ENVIRONMENTAL AND SOCIAL

Learn more about our approach to environmental, social and governance (ESG) practices.

PROPOSAL NO. 2

Read about our proposal to ratify Ernst & Young as our independent registered public accounting firm for fiscal 2022.

COMPENSATION DISCUSSION AND ANALYSIS

Read the letter from our Compensation and People Committee and our disclosure to learn about our executive compensation programs, and the improvements we made in fiscal 2021 and further improvements in place for fiscal 2022.

PROPOSAL NO. 3

Find out about our "Say-on-Pay" proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.

EXECUTIVE COMPENSATION

Find out more about the components of each of our named executive officer's compensation, including salary, annual cash incentive, equity grants and read about our CEO pay ratio.

PROPOSAL NO. 4

Read about our proposal to approve our new 2021 Equity Incentive Plan, including the important terms of the new plan, and improvements from our current plan.



About Us

Our Company

Palo Alto Networks, Inc. is a global cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in Delaware in 2005 and are headquartered in Santa Clara, California.

We empower enterprises, service providers, and government entities to secure all users, applications, data, networks, clouds and devices with comprehensive visibility and context continuously across all locations. We deliver cybersecurity products covering a broad range of use cases, enabling our end-customers to secure their networks, remote and hybrid workforces, branch locations, and public and private clouds, and to advance their security operations centers. We believe our portfolio offers advanced prevention and security, while reducing the total cost of ownership for organizations by improving operational efficiency and eliminating the need for siloed point products. We do this with solutions focused on delivering value in five fundamental areas: Zero Trust Network Security, Cloud Security, Secure Access Service Edge, Security Analytics and Automation, and Threat Intelligence and Security Consulting.

2021 Financial and Business Highlights

In fiscal 2021, we achieved record total revenue and billings, and our efforts resulted in the following accomplishments:

- Total revenue increased to approximately $4.3 billion, or by approximately 25% compared to fiscal 2020.
- Total billings increased to approximately $5.5 billion, or by approximately 27% compared to fiscal 2020.[1]
- Delivered revenue and billings growth in our network security platform, cloud security platform and Cortex® platform.
- Significantly expanded the capabilities of our Unit 42, our premier threat intelligence and cybersecurity organization.
- Accelerated our product innovation efforts, with 29 major product releases.[2]
- Continued to return capital to our stockholders through our stock repurchase program, totaling approximately $1.2 billion for fiscal 2021, for a total of approximately $3 billion from fiscal 2018 through fiscal 2021.

On August 10, 2021, we announced that BJ Jenkins joined us in the role of President. We believe that BJ has the cybersecurity experience, customer understanding and business acumen to lead our world-class go-to-market organization.

TOTAL REVENUE
($ in millions)



TOTAL BILLINGS
($ in millions)



RETURN OF CAPITAL

Fiscal 2021	Fiscal 2018-2021
$1.2 Billion	**$3 Billion**

TRADING PRICE OF COMMON STOCK[3]



---

[1] Total billings is a key financial metric calculated as total revenue plus change in total deferred revenue, net of total acquired deferred revenue. Appendix A includes a calculation of total billings.

[2] Major product release is defined as full or dot release with significant new capability, new or add-on modules, or subscription services, new software or hardware appliance models, significant PAN-OS, acquired capabilities and significant new platform support.

[3] As of the close of trading on July 31 for the years of 2019 and 2020, and as of the close of trading on September 30 for the year of 2021.

Stockholder Engagement

We are proud of our investor engagement program. Our relationship with our stockholders is an important part of our company's success. Following a disappointing "Say on Pay" vote in 2020, we retooled our approach to stockholder engagement to ensure enhanced outreach, with a focus on executive compensation and other matters of particular import to our stockholders. Our Lead Independent Director played a central role in developing and implementing our new approach and played an active role in our stockholder engagement efforts in fiscal 2021. The feedback that we received from our stockholders shaped the redesign of the executive compensation practices implemented by our Compensation and People Committee, as described in detail in this proxy statement.

We believe that our approach to engaging directly and openly with our investors on topics such as executive compensation, corporate governance and corporate responsibility drives increased corporate accountability, improves decision making, and ultimately creates long-term value. All percentages below are based on share ownership, to our knowledge, as of June 30, 2021.



55%

We engaged in discussions with stockholders holding 55% of our outstanding shares (which is all stockholders that indicated a desire to engage with us).



38%

Our Lead Independent Director participated in discussions (27 meetings) with stockholders holding 38% of our outstanding shares.

Below are some of the fiscal 2021 and fiscal 2022 stockholder engagement program elements:



SPRING/SUMMER
- Implement changes to align with investor feedback
- Conduct proactive off-season investor outreach
- Investor meetings and conferences

SUMMER/FALL
- Prepare and publish Annual Report
- Engage with investors on enhanced proxy disclosures
- Prepare and publish Proxy Statement
- Investor meetings and conferences
- Analyst Day

WINTER/SPRING
- Consider voting results and investor feedback
- Consider changes to align with investor feedback
- Investor meetings and conferences

FALL/WINTER
- Engage with stockholders about voting matters
- Review proxy advisory firms' analyses of voting matters and proxy disclosures
- Publish ESG Supplement
- Annual Meeting of Stockholders in December
- Receive and publish voting results
- Investor meetings and conferences

paloalto
NETWORKS

Corporate Responsibility

Our corporate responsibilities play a critical role in achieving our vision of a world where each day is safer and more secure than the one before. Together with our employees, partners, stockholders and customers, we have been able to prosper as a company while staying true to our values.

Our ESG Framework

At Palo Alto Networks, our ESG Framework reinforces our commitment to respecting our planet, building an employee-centric culture and uplifting our communities, and operating with integrity. Within each of these focus areas, we prioritize the ESG issues that are most relevant to our business and stakeholder interests.



ENVIRONMENTAL
Respecting Our Planet

- Driving sustainable operations, a sustainable value chain and a sustainable business ecosystem
- Priorities include decarbonization and renewable energy deployment, collaboration with suppliers, customers, and the communities where we work and live and climate and clean energy policy advocacy



SOCIAL
Building an Employee-centric Culture Uplifting Our Communities

- Motivating and developing our people and reinforcing inclusion in all we do through FLEXWORK
- Priorities include talent development, inclusion and diversity, employee engagement, wellbeing and employee health and safety
- Helping people protect their digital way of life; enabling communities to thrive
- Priorities include cybersecurity education, employee volunteering and giving and charitable investments



GOVERNANCE
Operating with Integrity

- Underpinning our strategies on the foundational value of integrity
- Priorities include our corporate governance, codes of conduct, ethics, and integrity and ESG transparency

Our Corporate Values

Our corporate decisions are guided by our corporate values, which were co-created by our employees. Foremost among these is integrity, which is the foundation of everything we do and every decision we make. We believe that collaboration enhances our ability to disrupt entrenched beliefs, which we think ultimately leads to innovation. Our ability to execute on our innovations and deliver products and services that address the cybersecurity needs of our customers is critical to our long-term success. Finally, we are intentional about including diverse points of view, perspectives, experiences, backgrounds and ideas in our decision-making process. True inclusion and diversity exists when we have representation of all ethnicities, orientations and identities, and cultures in our workforce. We believe that our core values make us a better company.

DISRUPTION

- We challenge entrenched belief and look to the future
- We take risks, fearlessly
- We fail early, fail fast and move forward
- We solve real problems with new ideas

COLLABORATION

- When we work together, we win together
- We can rely on each other
- We ensure individual and company goals are aligned
- We seek to empower
- We open ourselves to accountability

EXECUTION

- We're committed to quality
- Our technology just works as promised, always
- We strive tirelessly for simplicity and usability

INTEGRITY

- We are self-aware
- We take pride in our work because we do it the right way
- We respect our customers, partners, employees, and stockholders
- We're transparent and share with our teams
- We inspire trust and we live up to it

INCLUSION

- We believe diversity strengthens our ideas and our business
- We support the communities where we live, work and operate

- We care about our employees
- We strive to reflect the diversity of our customers in the diversity of our company

Our focus on our workplace environment and a strong company culture has led to third-party recognition in various areas, as evidenced by the following recognitions:



Best Places to Work
#10 in September 2021

"...Palo Alto is **#10** in our list of the 50 **best companies to work for women**; list created from millions of anonymous employer ratings and reviews by working women"

Sep, 2021 (InHerSight)



"...for the second consecutive year, received a **perfect score on the Human Rights Campaign Foundation's** 2021 Corporate Equality Index (CEI) and achieved **designation as a Best Place to Work for LGBTQ Equality**"

Jan, 2021 (Human Rights Campaign Foundation)



"...Palo Alto Networks in the **top 10%** of companies **on Comparably in it's diversity score**, [which] provides insights into how diverse employees feel and rate their work experience across various culture dimensions"

Sep, 2021 (Comparably)



"...recognized **among Top 100** companies **supporting families and communities** (in part due to PANW's **response to the COVID-19 pandemic**)"

Jun, 2021 (JUST capital)



"...The **challenge of increasing diversity in tech** is now firmly on the agenda **across the UK**, but it is far from a solved problem (...) CRN recognized **PANW as Diversity Employer of the Year...**"

Oct, 2020 (CRN)

Responding to COVID-19

The COVID-19 pandemic has challenged all of us in ways few of us could have imagined. As the pandemic spread globally, we swiftly took action to support our employees, customers, partners and communities.

HIGHLIGHTS TO OUR RESPONSE TO THE COVID-19 PANDEMIC IN FY2020 AND FY 2021

- We co-founded an initiative, with four other leading companies to share research, trends and develop working practices to urge us into the future of work. From this effort, we created our FLEXWORK people strategy that aims to disrupt the nature of work by placing employee-choice at the center of all that we do, recognizing the unique needs and interests of each and every employee. We have learned how to collaborate in a distributed work model and create opportunities for employees to maintain a sense of belonging and focus on wellbeing, while still delivering successful business results. We committed our Company to bold strategies that we believe enable our 10,000+ employees to do the best work of their careers. FLEXWORK is woven into every element of the employee lifecycle.

- We established a $4 million funding source to fund a special employee donation matching program to support colleagues and communities impacted by COVID-19 pandemic. The $4 million fund consisted of our Chief Executive Officer generously foregoing his annual salary beginning in April 2020 to donate $1 million, our broader management team and our Board followed suit by contributing in the aggregate over $1 million, and the Company contributing $2 million. Employee donations are matched 4 to 1 (up to $5,000 in donations per employee) from this $4 million in funding (e.g., if an employee donates $1,000, the Company will match that donation with a $4,000 donation). In April 2021, we offered an additional 2 to 1 matching to support organizations addressing the COVID-19 surge in India (after the initial $4 million funding source had been fully utilized).

- We formed the Palo Alto Networks Workforce Family Fund from which employees, hourly contractors and our campus services employees, could apply for financial assistance to address hardships and medical needs resulting from the COVID-19 pandemic.

- In addition to the Workforce Family Fund, we created 22 fundraising efforts to support multiple organizations and causes around the world who are working tirelessly to help communities impacted by the pandemic.

- In total, as of July 31, 2021, approximately $6 million has been donated to these efforts through employee donations and the matching funds.

- We did not have any COVID-19 related layoffs.

Executive Compensation

Our Compensation Best Practices

In fiscal 2021, our Compensation and People Committee extensively redesigned our executive compensation program, consistent with the feedback that we received from our stockholders and our independent compensation consultants. And, we have already implemented numerous additional changes in fiscal 2022. With these changes, our executive compensation program represents recognized best practices, reflects principles that align the compensation of our named executive officers with the long-term interests of our stockholders and is fully supported by market benchmarks.

NEW FOR 2021 AND 2022

- ✔ 100% of equity compensation is performance-based **(fiscal 2021 and fiscal 2022)**
- ✔ Increase in Chief Executive Officer stock ownership guidelines to 10x base salary **(fiscal 2021)**
- ✔ Addition of ESG modifier to cash incentive plan **(fiscal 2022)**
- ✔ Reduction in the total target compensation of our Chief Executive Officer **(fiscal 2021 and fiscal 2022)**
- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer **(fiscal 2022)**
- ✔ Additional independent compensation consultants for **fiscal 2022** decisions
- ✔ Newly configured Compensation and People Committee **(fiscal 2021)**, changing the entire composition of the committee over the past two years

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% independent Compensation and People Committee
- ✔ Independent compensation consultants
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual say-on-pay vote

COMPENSATION BEST PRACTICES

- ✔ Majority of compensation is performance-based and at-risk
- ✔ 100% short-term incentive cash compensation is performance-based and at-risk
- ✔ No single trigger vesting of equity awards on occurrence of a change in control
- ✔ No dividends paid on unvested equity
- ✔ Robust stock ownership guidelines
- ✔ No hedging or pledging
- ✔ Meaningful clawback policy
- ✔ Limited perquisites and personal benefits
- ✔ No defined benefit plans or SERPs
- ✔ No tax gross-ups
- ✔ Implementing the advice of independent compensation consultants

Significant At-Risk Compensation

Our executive compensation program is tied to our financial and operational performance. The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2021 compensation program for our Chief Executive Officer and other named executive officers.

CEO


4%
Base Salary(1)
92%
Performance Stock Units (PSU)
96%
At-Risk
4%
Target Annual Cash Incentive Opportunity

OTHER NEOs


6%
Base Salary
88%
Performance Stock Units (PSU)
94%
At-Risk
6%
Target Annual Cash Incentive Opportunity

(1) Graph reflects Mr. Arora's target base salary of $1 million, a significant portion of which he elected to forego to help fund our efforts to support colleagues and communities impacted by the COVID-19 pandemic.

12 paloalto NETWORKS

Table of Contents

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our social, environmental and sustainability plans and goals, and executive compensation plans, made in this document are forward-looking. We use words such as anticipates, plan, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2021 Annual Report on Form 10-K. Unless otherwise provided herein, all statements in this proxy statement are as of October 29, 2021.

References to our website in this proxy statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this proxy statement.

In this proxy statement, the terms "the Company", "we," and "our" refer to Palo Alto Network, Inc. and the term "Board" refers to the Board of Directors of Palo Alto Networks, Inc.

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this proxy statement titled "Report of the Audit Committee" (to the extent permitted by the rules of the U.S. Securities and Exchange Commission (SEC) and "Report of the Compensation Committee" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

This page intentionally left blank.

Voting Roadmap

PROPOSAL 1
Election of Directors

✓ **The Board of Directors recommends a vote "FOR" each of the nominees named below.**

Our Board is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following Class I directors have been nominated for election to the Board at the 2021 annual meeting of stockholders:

- John M. Donovan
- Right Honorable Sir John Key
- Mary Pat McCarthy
- Nir Zuk

See page 16.

PROPOSAL 2
Ratification of Appointment of Independent Registered Public Accounting Firm

✓ **The Board of Directors recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP.**

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2022. EY has served as our independent registered public accounting firm since 2009.

See page 51.

PROPOSAL 3
Advisory Vote on the Compensation of our Named Executive Officers

✓ **The Board of Directors recommends a vote "FOR" the approval, on an advisory basis, of the compensation of our named executive officers.**

We are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in the "Executive Compensation" section of this proxy statement.

See page 54.

PROPOSAL 4
Approve Palo Alto Networks, Inc. 2021 Equity Incentive Plan

✓ **The Board of Directors recommends a vote "FOR" the approval of our 2021 Equity Incentive Plan.**

We are asking stockholders to approve a new equity incentive plan. The ability to grant equity awards is crucial to recruiting and retaining the best personnel. If stockholders do not approve the 2021 Equity Incentive Plan at our Annual Meeting, we may be unable to continue our equity incentive program after our 2012 Equity incentive Plan expires in June 2022, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

See page 93.

Board of Directors

PROPOSAL NO. 1

Election of Directors

Our Board consists of a diverse group of highly qualified leaders in their respective fields who bring unique perspectives to the Board. All directors have either held senior leadership positions at large companies, or otherwise gained significant and wide-ranging management experience in their respective fields (including strategic, financial, public company financial reporting, compliance, risk management, and leadership development). Many of our directors also have public company experience (serving as chief executive officer, chief operating officer, or chief financial officer, or on boards of directors and board committees), and as a result have a deep understanding of corporate governance practices, including risk and management oversight.

The names and certain other information as of October 15, 2021, for each of the nominees for election as a director, and for each of the continuing and non-continuing members of the Board are set forth below. Tenure data is as of December 15, 2021, the day following the Annual Meeting and assumes the election of each director nominee.

BOARD SNAPSHOT

TENURE

Average
7.8 years

0-5 years	6
6-10 years	3
>10 years	3



AGE

Average
56.3 years

41-50 years	3
51-60 years	6
>60 years	3



GENDER DIVERSITY

Women	4
Men	8



ETHNIC DIVERSITY

White	7
South Asian	3
Black	1
Other	1



AC Audit Committee
CC Compensation and People Committee
NCGC Nominating and Corporate Governance Committee
(Chair) Chair

CONTINUING DIRECTORS

Lorraine Twohill, 50
INDEPENDENT
Chief Marketing Officer, Google
Director Since: 2019
Other Current Public Company Boards: None
CC, NCGC



Carl Eschenbach, 54
INDEPENDENT
General Partner, Sequoia Capital Operations
Director Since: 2013
Other Current Public Company Boards: Zoom Video Communications, Workday, Inc., Snowflake Inc., UiPath, Inc.



Aparna Bawa, 43
INDEPENDENT
Chief Operating Officer and Interim Chief Legal Officer, Zoom
Director Since: 2021
Other Current Public Company Boards: None
AC



Nikesh Arora, 53
Chair and Chief Executive Officer, Palo Alto Networks
Director Since: 2018
Other Current Public Company Boards: Compagnie Financière Richemont S.A.

Mark D. McLaughlin, 55
Vice Chair and Former President and Chief Executive Officer, Palo Alto Networks
Director Since: 2011
Other Current Public Company Boards: Qualcomm, Inc.





James J. Goetz, 55
INDEPENDENT
Managing Member, Sequoia Capital
Director Since: 2005
Other Current Public Company Boards: Intel Corporation
AC



16 paloalto NETWORKS

Our Board is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of our company.

The following Class I directors have been nominated for election to the Board at the Annual Meeting:

- John M. Donovan
- Right Honorable Sir John Key
- Mary Pat McCarthy
- Nir Zuk

✓ **The Board of Directors recommends that you vote "FOR" each of the nominees named above.**

NOMINEE DIRECTORS

John M. Donovan, 61
LEAD INDEPENDENT DIRECTOR
Former Chief Executive Officer, AT&T
Communications, AT&T Inc.
Director Since: 2012
Other Current Public Company Boards: Lockheed
Martin Corporation
Chair - NCGC, CC

Right Honorable Sir John Key, 60
INDEPENDENT
Former Prime Minister of New Zealand
Director Since: 2019
Other Current Public Company Boards:
ANZ Bank New Zealand Ltd, Australia &
New Zealand Banking Group Ltd
Chair - CC, AC

Mary Pat McCarthy, 66
INDEPENDENT
Former Vice Chair, KPMG LLP
Director Since: 2016
Other Current Public Company Boards:
Micron Technologies, Inc.
Chair- AC

Nir Zuk, 50
Founder and Chief Technology Officer,
Palo Alto Networks
Director Since: 2005
Other Current Public Company Boards:
None

Asheem Chandna, 57
INDEPENDENT
Partner, Greylock Partners
Director Since: 2005
Other Current Public Company Boards: None
NCGC

Dr. Helene D. Gayle, 66
INDEPENDENT
CEO of The Chicago Community Trust
Director Since: 2021
Other Current Public Company Boards: GoHealth,
Organon, The Coca-Cola Company
NCGC

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the re-election of Ms. McCarthy, Messrs. Donovan and Zuk, and Sir John Key. We expect that each of Ms. McCarthy, Messrs. Donovan and Zuk, and Sir John Key will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your shares will not be voted on this matter.

Board Skills and Experience Matrix

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our stockholders. The Board and the Nominating and Corporate Governance Committee believe the skills, qualities, attributes, experience and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders.

	Arora	Bawa	Chandna	Donovan	Eschenbach	Gayle	Goetz	Key	McCarthy	McLaughlin	Twohill	Zuk
Industry and IT/Technical Expertise — Deep insight in the cybersecurity and IT technology industry to oversee our business and the risks we face.	✓	✓	✓	✓	✓		✓			✓		✓
Senior Leadership Experience — Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations and policies.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Knowledge and Expertise — Knowledge of financial markets, financing and accounting and financial reporting processes.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Diverse Backgrounds and Experiences — Diverse backgrounds and experiences provide unique perspectives and enhance decision-making.	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Sales, Marketing and Brand Management Experience — Sales, marketing, and brand management experience to provide expertise and guidance to grow sales and enhance our brand.	✓		✓	✓	✓					✓	✓	✓
Global/International Experience — Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	✓	✓		✓		✓		✓	✓	✓	✓	✓
Governance, Risk Oversight and Compliance — Experience in public company corporate governance, risk oversight and management, privacy, compliance, policy, and creating long term sustainable value.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Emerging Technologies and Business Models Experience — Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions disrupting our industry, business and company.	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Human Capital Management — Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our extremely competitive environment. In addition, evolving our culture is critical to delivering on our growth strategy and for continuing to attract and retain top talent.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience — Experience to understand the dynamics and operation of a public company and the applicable legal and regulatory landscape and risks.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

paloalto NETWORKS

Director Tenure and Refreshment

The Board generally believes that a mix of long- and shorter-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess and the fresh perspectives contributed by newer directors. With the additions of Aparna Bawa, Dr. Helene Gayle, Lorraine Twohill and Rt Hon Sir John Key in fiscal 2019 through fiscal 2021, we added directors who have brought their experiences and fresh perspectives to our Board's deliberations.

If each independent director nominee is elected to the Board, after the Annual Meeting, our independent directors will have served an average of 7.0 years on the Board. Overall, our Board, including both independent and non-independent directors, will have an average tenure of 7.8 years. We believe that this mix of tenure on the Board represents a collection of individuals with both new perspectives and deep institutional knowledge.

Board Diversity

Our Corporate Governance Guidelines embody our Board's commitment to actively seek out women and minority candidates as well as candidates with diverse backgrounds, experiences and skills. Our Board believes representation of gender, race, ethnic, geographic, cultural or other diverse perspectives expands the Board's understanding of the needs and viewpoints of our customers, partners, employees and other stakeholders worldwide.

Our directors reflect diverse perspectives, including a complementary mix of skills, experience and backgrounds that we believe are paramount to our ability to represent your interests as stockholders. As part of our ongoing commitment to creating a balanced Board with diverse viewpoints and deep industry expertise, we added four new independent directors in fiscal 2019 through fiscal 2021 to infuse new ideas and fresh perspectives in the boardroom, two of whom were women of color. If each director nominee is elected to the Board, after the Annual Meeting, 67% of our independent directors and 67% of our full Board would be diverse based on directors' gender, race, ethnicity or nationality and 33% of our Board members self-identify as women.

DIRECTOR TENURE

7.0 years
(independent directors)

7.8 years
(all directors)

Since 2019:

4

new independent directors

BOARD DIVERSITY



4

67%

8

of directors are diverse based on gender, race, ethnicity or nationality

■ Diverse directors
■ Non-diverse directors

Board Committees and Responsibilities

Our Board has a standing Audit Committee, Compensation and People Committee and Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. Directors serve on these committees until their resignation or until otherwise determined by our Board. All directors serving on the standing committees of our Board are independent, and each of these committees is led by a committee chairperson.

Audit Committee

Chair:
Mary Pat McCarthy

Members:
Aparna Bawa
James J. Goetz
**Right Honorable
Sir John Key**

Number of meetings in fiscal 2021: **10**

Our Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner;
- evaluating the performance and independence of our independent registered public accounting firm;
- approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;
- reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

- reviewing and participating in the selection of our chief audit executive and periodically reviewing the activities and reports of the internal audit function and any major issues encountered in the course of the internal audit function's work;
- overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;
- reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed periodic reports;
- reviewing and approving or ratifying any proposed related person transactions; and
- preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of Nasdaq Stock Market ("Nasdaq") and the rules and regulations of the SEC. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our Board has determined that Ms. McCarthy is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at http://investors.paloaltonetworks.com.

paloalto
NETWORKS®

Compensation and People Committee

Chair:
Right Honorable Sir John Key

Members:
John M. Donovan
Lorraine Twohill

Number of meetings in fiscal 2021: **8**

Our Compensation and People Committee is responsible for, among other things:

- reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation arrangements, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

- administering our equity compensation plans;

- overseeing our overall compensation philosophy and compensation plans;

- preparing the Compensation and People Committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this proxy statement; and

- overseeing our talent management and people management, including the Company's inclusion and diversity initiatives and results, the Company's pay equity reviews and results, and the Company's FLEXLearning, FLEXBenefits and FLEXWORK initiatives.

The composition of our Compensation and People Committee meets the requirements for independence for Compensation Committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Compensation and People Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an "outside director," as defined pursuant to Section 162(m) of the Internal Revenue Code.

Our Compensation and People Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Compensation and People Committee is available on our website at http://investors.paloaltonetworks.com.

Our Compensation and People Committee may form subcommittees for any purpose and may delegate to such subcommittees such power and authority as our Compensation and People Committee deems appropriate, except such power or authority required by law, regulation or listing standard to be exercised by our Compensation and People Committee as a whole.

Nominating and Corporate Governance Committee

Chair:
John M. Donovan

Members:
Asheem Chandna
Dr. Helene D. Gayle
Lorraine Twohill

Number of meetings in fiscal 2021: **4**

Our Nominating and Corporate Governance Committee is responsible for, among other things:

- evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;

- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

- reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;

- reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee;

- oversees our annual board of director and committee self-assessment process; and

- overseeing our ESG efforts and related policies and programs.

The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the listing standards of Nasdaq and the rules and regulations of the SEC.

Our Nominating and Corporate Governance Committee operates under a written charter that was adopted by our Board and satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Nominating and Corporate Governance Committee is available on our website at http://investors.paloaltonetworks.com.

Directors

Director Nominees

John M. Donovan LEAD INDEPENDENT DIRECTOR

Former Chief Executive Officer, AT&T Communications, AT&T Inc.



Age: 61

Director Since: 2012

Skills and Experience:



Committee Membership:
Compensation and People Committee, Nominating and Corporate Governance Committee (Chair)

Other Current Public Company Boards:
Lockheed Martin Corporation

BACKGROUND

John M. Donovan has served as a member of our Board since September 2012. Mr. Donovan, now retired, worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and subsequently as Chief Executive Officer—AT&T Communications until his resignation, effective October 1, 2019. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chair and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan serves on the board of directors of Lockheed Martin Corporation, an aerospace, defense and technology company. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota.

QUALIFICATIONS AND EXPERIENCE

Mr. Donovan was selected to serve on our Board because of his extensive experience in the telecommunications industry.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Sales, Marketing and Brand Management   Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

Right Honorable Sir John Key INDEPENDENT

Former Prime Minister of New Zealand

Age: 60

Director Since: 2019

Skills and Experience:





Committee Membership:
Audit Committee, Compensation Committee (Chair)

Other Current Public Company Boards:
ANZ Bank New Zealand Ltd, Australia & New Zealand Banking Group Ltd

BACKGROUND

Right Honorable Sir John Key has served as a member of our Board since April 2019. Sir John was a Member of Parliament for Helensville in New Zealand until April 2017. Sir John served as Prime Minister of New Zealand from November 2008 to December 2016 having commenced his political career as a Member of Parliament for Helensville in July 2002. Prior to his political career, he had a nearly twenty-year career in international finance, primarily for Bankers Trust of New Zealand and Merrill Lynch in Singapore, London and Sydney. Sir John serves as the chair and member of the board of directors of ANZ Bank New Zealand Ltd and is a member of the board of directors of the parent Australia & New Zealand Banking Group Ltd, a public bank that provides various banking and financial products and services and also serves on the board of directors of several privately held companies. He previously served on the board of directors of Air New Zealand Limited, a public airline, from 2017 to 2020. Sir John has a Bachelor of Commerce in Accounting from the University of Canterbury.

QUALIFICATIONS AND EXPERIENCE

Sir John was selected to serve on our Board due, in part, to his extensive background in foreign affairs and his career in investment banking and finance.

Mary Pat McCarthy INDEPENDENT

Former Vice Chair, KPMG LLP

Age: 66

Director Since: 2016

Skills and Experience:





Committee Membership:
Audit Committee (Chair)

Other Current Public Company Boards:
Micron Technology, Inc.

BACKGROUND

Mary Pat McCarthy has served as a member of our Board since October 2016. Ms. McCarthy, now retired, served as Vice Chair of KPMG LLP, the U.S. member firm of the global audit, tax and advisory services firm, until 2011 after attaining such position in 1998. She joined KPMG LLP in 1977 and became a partner in 1987. She held numerous senior leadership positions in the firm, including Executive Director of the KPMG Audit Committee Institute from 2008 to 2011, Leader of the KPMG Client Care Program from 2007 to 2008, U.S. Leader, Industries and Markets from 2005 to 2006, and Global Leader, Information, Communication and Entertainment Practice from 1998 to 2004. Ms. McCarthy also served on KPMG's Management and Operations Committees. Ms. McCarthy earned a Bachelor of Science degree in Business Administration from Creighton University and completed the University of Pennsylvania Wharton School's KPMG International Development Program. Ms. McCarthy serves as a director of Micron Technology, Inc., a producer of semiconductor devices and previously served on the board of directors of Mutual of Omaha, an insurance company, from 2012 to 2018 and Andeavor Corporation (formerly Tesoro Corporation), a global energy corporation from 2012 to 2018.

QUALIFICATIONS AND EXPERIENCE

Ms. McCarthy was selected to serve on our Board due, in part, to her background as the former chairperson of the Audit Committee of each of Andeavor Corporation and Mutual of Omaha and her financial and accounting expertise from her prior extensive experience as the Vice Chair of KPMG LLP.

Industry and IT/Technical ⚹ Senior Leadership ⚹ Financial ⚹ Diverse Backgrounds and Experiences ⚹ Sales, Marketing and Brand Management

Global/International ⚹ Governance, Risk Oversight and Compliance ⚹ Emerging Technologies and Business Models ⚹ Human Capital Management ⚹ Public Company Board Experience

Nir Zuk

Founder and Chief Technology Officer, Palo Alto Networks

Age: 50

Director Since: 2005

Skills and Experience:



Committee Membership:
None

Other Current Public Company Boards:
None



BACKGROUND

Nir Zuk is one of our founders and has served as our Chief Technology Officer and as a member of our Board since March 2005. From April 2004 to March 2005, Mr. Zuk was Chief Security Technologist at Juniper Networks, Inc., a supplier of network infrastructure products and services. From September 2002 until its acquisition by Juniper in April 2004, Mr. Zuk was Chief Technology Officer at NetScreen Technologies, Inc., a provider of ASIC-based Internet security systems. In December 1999, Mr. Zuk co-founded OneSecure, Inc., a provider of prevention and detection appliances, and was Chief Technical Officer until its acquisition by NetScreen in September 2002. From 1994 to 1999, Mr. Zuk served in several technical roles, including Principal Engineer at Check Point Software Technologies Ltd., an enterprise software security company. Mr. Zuk attended Tel Aviv University where he studied Mathematics.

QUALIFICATIONS AND EXPERIENCE

Mr. Zuk was selected to serve on our Board because of the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience with network security companies.

Continuing Directors

Nikesh Arora

Chair and Chief Executive Officer, Palo Alto Networks

Age: 53

Director Since: 2018

Skills and Experience:



Committee Membership:
None

Other Current Public Company Boards:
Compagnie Financière Richemont



BACKGROUND

Nikesh Arora has served as the Chair of our Board and Chief Executive Officer since June 2018. Prior to joining us, from 2016 through 2018 Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company ("SoftBank"). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Compagnie Financiere Richemont S.A., a public Switzerland-based luxury goods holding company and is an advisor to Zoom Video Communications, Inc., a video communications company. Mr. Arora previously served on the boards of Sprint Corp., a communications services company, from November 2014 to June 2016, Colgate-Palmolive Company, a worldwide consumer products company focused on the production, distribution and provision of household, health care and personal care products, from March 2012 to September 2014, SoftBank from 2014 to 2016, and Yahoo! Japan, an internet company, from 2015 to 2016. Mr. Arora holds an M.S. in Business Administration from Northeastern University, an M.S. in Finance from Boston College, and a B.Tech in electrical engineering from the Institute of Technology at Banaras Hindu University.

QUALIFICATIONS AND EXPERIENCE

Mr. Arora was chosen to serve on our Board due to his extensive experience scaling technology businesses and executive leadership at leading edge technology companies.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

Aparna Bawa **INDEPENDENT**

Chief Operating Officer and Interim Chief Legal Officer, Zoom

Age: 43
Director Since: 2021
Skills and Experience:





Committee Membership:
Audit Committee

Other Current Public Company Boards:
None

BACKGROUND

Aparna Bawa has served as a member of our Board since May 2021. Ms. Bawa, age 43, has served as the Chief Operating Officer and Interim Chief Legal Officer of Zoom Video Communications, Inc., a video communications company, since May 2020. Ms. Bawa served as Zoom's Chief Legal Officer from August 2019 to May 2020, its General Counsel from September 2018 to May 2020 and its Secretary from December 2018 to November 2020. Prior to Zoom Video Communications, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

QUALIFICATIONS AND EXPERIENCE

Ms. Bawa was selected to serve on our Board due to her extensive experience in technology companies.

Asheem Chandna **INDEPENDENT**

Partner, Greylock Partners

Age: 57
Director Since: 2005
Skills and Experience:





Committee Membership:
Nominating and Corporate Governance Committee

Other Current Public Company Boards:
None

BACKGROUND

Asheem Chandna has served as a member of our Board since April 2005. Mr. Chandna has been a Partner at Greylock Partners, a venture capital firm, since September 2003, where he focuses on investments in enterprise IT, including security products. From April 2003 to June 2013, Mr. Chandna was a director of Imperva, Inc., a provider of cyber security solutions. From April 1996 to December 2002, Mr. Chandna was Vice President, Business Development and Product Management at Check Point Software. Mr. Chandna currently serves on the board of directors of a number of privately held companies. Mr. Chandna holds a B.S. in Electrical Engineering and an M.S. in Computer Engineering from Case Western Reserve University.

QUALIFICATIONS AND EXPERIENCE

Mr. Chandna was selected to serve on our Board because of his specific professional experience with Internet security products, his extensive background with enterprise IT companies, and his public and private company board experience.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

Carl Eschenbach INDEPENDENT

General Partner, Sequoia Capital Operations



Age: 54

Director Since: 2013

Skills and Experience:



Committee Membership: None

**Other Current
Public Company Boards:**
Zoom Video Communications,
Workday, Inc., Snowflake Inc.,
UiPath, Inc.

BACKGROUND

Carl Eschenbach has served as a member of our Board since May 2013. Mr. Eschenbach has been a general partner at Sequoia Capital Operations, LLC, a venture capital firm, since April 2016. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach served as Chief Operating Officer and President of VMware, Inc., a provider of cloud and virtualization software and services, a role he held from December 2012 to February 2016. Mr. Eschenbach previously served as VMware's President and Chief Operating Officer from April 2012 to December 2012, as VMware's Co-President, Customer Operations from January 2011 to April 2012 and as VMware's Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. Mr. Eschenbach also held various sales management positions with 3Com Corporation, Lucent Technologies Inc. and EMC. Mr. Eschenbach also serves on the board of directors of Zoom Video Communications, Inc., a video communications company, Workday, Inc., an on-demand financial management and human capital management software vendor, UiPath, Inc., a robotic process automation software company, and Snowflake Inc., a cloud data platform company. Mr. Eschenbach received an electronics technician diploma from DeVry University.

QUALIFICATIONS AND EXPERIENCE

Mr. Eschenbach was selected to serve on our Board because of his extensive experience in the technology industry and his previous public company management experience.

Dr. Helene D. Gayle INDEPENDENT

CEO of The Chicago Community Trust



Age: 66

Director Since: 2021

Skills and Experience:



Committee Membership:
Nominating and Corporate Governance Committee

Other Current Public Company Boards:
GoHealth, Organon, The Coca-Cola Company

BACKGROUND

Dr. Helene D. Gayle has served as a member of our Board since May 2021. Dr. Gayle, age 65, has served as President and Chief Executive Officer of The Chicago Community Trust, a community foundation dedicated to improving the Chicago region through strategic grant making, civic engagement and inspiring philanthropy, since 2017. Dr. Gayle previously served as Chief Executive Officer of McKinsey Social Initiative, an independent non-profit organization, from 2015 to 2017 and as President and Chief Executive Officer of CARE USA, a leading international humanitarian organization, from 2006 to 2015. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984, and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Dr. Gayle earned a Bachelor of Arts degree in Psychology from Barnard College of Columbia University, an M.D. from University of Pennsylvania and a Masters in Public Health from Johns Hopkins University. She currently serves as a member of the board of directors of GoHealth, a health insurance marketplace, The Coca-Cola Company, a beverage company, and Organon & Co., a pharmaceutical company.

QUALIFICATIONS AND EXPERIENCE

Dr. Gayle was selected to serve on our Board due to her extensive leadership experience with complex, domestic and international organizations, and her risk oversight and strong governance experience having served as a director of private and public companies.

⣿ Industry and IT/Technical   ⣿ Senior Leadership   ⣿ Financial   ⣿ Diverse Backgrounds and Experiences   ⣿ Sales, Marketing and Brand Management

⣿ Global/International   ⣿ Governance, Risk Oversight and Compliance   ⣿ Emerging Technologies and Business Models   ⣿ Human Capital Management   ⣿ Public Company Board Experience

paloalto NETWORKS®

James J. Goetz INDEPENDENT

Managing Member, Sequoia Capital



Age: 55

Director Since: 2005

Skills and Experience:



Committee Membership:
Audit Committee

Other Current Public Company Boards:
Intel Corporation

BACKGROUND

James J. Goetz has served as a member of our Board since April 2005. Mr. Goetz has been a managing member of Sequoia Capital Operations, LLC, a venture capital firm, since June 2004, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Intel Corporation and several privately held companies. Mr. Goetz has previously served on the boards of directors of Barracuda Networks, Inc., a data security and storage company from 2009 to 2017, Nimble Storage, Inc., a data storage company, from 2007 to 2017, Jive Software, Inc., a provider of social business software, from 2007 until 2015, and Ruckus Wireless, Inc., a manufacturer of wireless (Wi-Fi) networking equipment, from 2012 until 2015. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati.

QUALIFICATIONS AND EXPERIENCE

Mr. Goetz was selected to serve on our Board because of his deep experience with the venture capital industry and providing guidance and counsel to a wide variety of Internet and technology companies.

Mark D. McLaughlin

Vice Chair and Former President and Chief Executive Officer, Palo Alto Networks



Age: 55

Director Since: 2011

Skills and Experience:



Committee Membership:
None

Other Current Public Company Boards:
Qualcomm, Inc.

BACKGROUND

Mark D. McLaughlin has served as our Vice Chair since June 2018, and has been a member of our board of directors since August 2011. During that period, from April 2012 until June 2018 he served as Chair of our board of directors. Mr. McLaughlin served as our Chief Executive Officer from August 2011 until June 2018 and also served as President from August 2011 through August 2016. From August 2009 through July 2011, Mr. McLaughlin served as President and Chief Executive Officer and as a director at VeriSign, Inc., a provider of Internet infrastructure services, and from January 2009 to August 2009, Mr. McLaughlin served as President and Chief Operating Officer at VeriSign. From February 2000 through November 2007, Mr. McLaughlin served in several roles at VeriSign, including as Executive Vice President, Products and Marketing. Prior to joining VeriSign, Mr. McLaughlin was Vice President, Sales and Business Development at Signio Inc., an Internet payments company acquired by VeriSign in February 2000. In January 2011, President Barack Obama appointed Mr. McLaughlin to serve on the President's National Security Telecommunications Advisory Committee. Mr. McLaughlin currently serves on, and is the Chair of, the board of directors of Qualcomm, Inc., a global semiconductor company that designs and markets wireless telecommunications products and services, and previously served on the board of directors of Opower, Inc., a provider of cloud based software to the utility industry, from 2013 to 2016. Mr. McLaughlin holds a B.S. from the U.S. Military Academy at West Point and a J.D. from Seattle University School of Law.

QUALIFICATIONS AND EXPERIENCE

Mr. McLaughlin was selected to serve on our Board because of the perspective and experience he brings as our former Chief Executive Officer and his extensive background in the technology industry.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Sales, Marketing and Brand Management   Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

Lorraine Twohill   INDEPENDENT

Chief Marketing Officer, Google

Age: 50

Director Since: 2019

Skills and Experience:



Committee Membership:
Compensation and People Committee, Nominating and Corporate Governance Committee

Other Current Public Company Boards:
None



BACKGROUND

Lorraine Twohill has served as a member of our Board of directors since April 2019. Ms. Twohill currently serves as Google LLC's (formerly Google, Inc.) Chief Marketing Officer, a position she has held since June 2009. From July 2003 until June 2009, Ms. Twohill served as Google's Head of Marketing Europe, Middle East and Africa. Ms. Twohill previously served on the board of directors of Williams-Sonoma, Inc., a consumer retail company that sells kitchenwares and home furnishings, from January 2012 until May 2017. Ms. Twohill holds joint honors degrees in International Marketing and Languages from Dublin City University.

QUALIFICATIONS AND EXPERIENCE

Ms. Twohill was selected to serve on our Board due to her extensive marketing knowledge, with over 25 years of experience, and her strong insight into brand management and global issues.

Industry and IT/Technical Senior Leadership Financial Diverse Backgrounds and Experiences Sales, Marketing and Brand Management

Global/International Governance, Risk Oversight and Compliance Emerging Technologies and Business Models Human Capital Management Public Company Board Experience

Director Compensation

Our Nominating and Corporate Governance Committee has approved a policy for the compensation of the non-employee members of our Board (the "Director Compensation Policy") to attract, retain and reward these individuals and align their financial interests with those of our stockholders. Only non-employee directors who are not affiliated with investment funds that hold shares of our common stock are eligible for compensation under the Director Compensation Policy. There is no cash compensation paid under the Director Compensation Policy.

Initial Award. Under the Director Compensation Policy, when an eligible director initially joins our Board, the eligible director receives an initial award of restricted stock units having a value of $1 million (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days prior to the date of grant). This initial award will vest as to one third of the shares covered by the restricted stock unit award on the first anniversary of the date the eligible director joined our board of directors, and the remaining shares will vest quarterly over the following two years, subject to the director's continued service as of each such date.

Annual Award. Under the Director Compensation Policy, at each annual meeting of stockholders, each eligible director receives an annual restricted stock unit award having a value equal to $300,000 (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days prior to the date of grant). In addition, at each annual meeting of stockholders, our Lead Independent Director receives an additional annual restricted stock unit award having a value equal to $50,000 (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days prior to the fifteenth day of the month in which the grant is made). All annual awards, including the annual awards to the Lead Independent Director, will vest quarterly over a period of one year, subject to the director's continued service as of each such date.

Committee Awards. At each annual meeting of stockholders, the chairpersons and members of the three standing committees of our board of directors will receive additional annual restricted stock unit awards for committee service having the following values (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days prior to the date of grant):

Board Committee	Chairperson Retainer ($)	Member Retainer ($)
Audit Committee	35,000	20,000
Compensation and People Committee	25,000	15,000
Nominating and Corporate Governance Committee	15,000	10,000

Any eligible director who serves as chairperson of a committee is not entitled to a member retainer for the same committee. The committee awards will vest quarterly over a period of one year, subject to the director's continued service as of each such date.

Fiscal 2021 Director Compensation Table

The following table presents summary information regarding the compensation paid to our non-employee directors for our fiscal year ended July 31, 2021.

Director	Stock Awards ($)[1]	Total ($)
Aparna Bawa[2]	976,382	976,382
Asheem Chandna[3]	326,020	326,020
John M. Donovan[4]	420,593	420,593
Carl Eschenbach[5]	331,459	331,459
Dr. Helene D. Gayle[6]	1,055,081	1,055,081
James J. Goetz[7]	—	—
Rt Hon Sir John Key[8]	362,882	362,882
Mary Pat McCarthy[9]	352,609	352,609
Lorraine Twohill[10]	341,732	341,732

[1] The amounts reported in this column represent the aggregate grant date fair value of these restricted stock units ("RSUs") as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2021, filed with the SEC on September 3, 2021. These amounts do not necessarily correspond to the actual value that may be recognized by the director upon the vesting of such awards.

[2] As of July 31, 2021, Ms. Bawa held 2,850 RSUs.

[3] As of July 31, 2021, Mr. Chandna held 539 RSUs.

[4] As of July 31, 2021, Mr. Donovan held 696 RSUs.

[5] As of July 31, 2021, Mr. Eschenbach held 548 RSUs.

[6] As of July 31, 2021, Dr. Gayle held 2,890 RSUs.

[7] Mr. Goetz receives no compensation under the Director Compensation Policy.

[8] As of July 31, 2021, Rt Hon Sir John Key held 1,632 RSUs.

[9] As of July 31, 2021, Ms. McCarthy held 583 RSUs.

[10] As of July 31, 2021, Ms. Twohill held 1,597 RSUs.

Corporate Governance

Board of Directors Corporate Governance Highlights

Our Board is governed by our Corporate Governance Guidelines, which are amended from time to time to incorporate certain current best practices in corporate governance. Our Corporate Governance Guidelines may be found on our website at https://investors.paloaltonetworks.com.

In addition to a strong, independent Board, we are committed to corporate governance structures that promote long-term stockholder value creation through a sound leadership structure and by providing our stockholders with both the opportunity to provide direct feedback, and substantive rights and policies to ensure accountability.

THE BOARD'S CORPORATE GOVERNANCE PRACTICES AND STOCKHOLDER RIGHTS INCLUDE THE FOLLOWING:

- Strong Lead Independent Director
- Board Composed of 75% Independent Directors
- 100% Independent Standing Committees
- Board Refreshment
- Director Changes in Circumstances Actively Evaluated
- Board and Committee Access to Management
- Annual Board and Committee Evaluations
- Independent Compensation and People Committee Consultant
- Board Authority to Retain Outside Advisors
- Board and Committee Risk Oversight
- Board Continuing Education Program
- Annual Review of Committee Charters and Governance Policies
- Fair Director Compensation Practices

- Active Management Succession Oversight
- Active Management of Director Conflicts of Interest
- Annual Say-on-Pay Vote
- Continuous Stockholder Engagement Program
- Stock Ownership Guidelines for Directors and Executive Officers
- Code of Business Conduct and Ethics for Directors, Officers and Employee
- Anti-Hedging and Anti-Pledging Policy
- Clawback Policy
- Regular Meetings of Independent Directors Without Management Present
- Proxy Access Bylaws
- No Poison Pill
- Single Class of Shares

paloalto
NETWORKS

Board Responsiveness to Investors in FY2021

Our Board is committed to actively engaging with our stockholders. Through year-round engagement and outreach, we regularly provide stockholders with opportunities to deliver feedback on our corporate governance, executive and director compensation and environmental and sustainability practices. We regularly meet with investors, prospective investors, and investment analysts. These meetings can include participation by our Chair and Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Products Officer, General Counsel and Corporate Secretary or other business leaders, and are often focused on company strategy, financial performance, product strategy and ESG philosophy. Members of our Investor Relations team also participate in meetings with our stockholders and, on occasion, members of the Board participate as appropriate. In fiscal 2021, our Lead Independent Director participated in 27 meetings with our stockholders.

Following our 2020 annual meeting of stockholders, we reinvigorated our approach and practices to stockholder engagement and implemented a strategy that focused on extensive engagement on wide range of topics. Our Lead Independent Director played an active and central role in our stockholder engagement efforts in fiscal 2021, and our management team regularly communicated topics discussed and stockholder feedback to the Board and our Board committees for consideration in their decision-making.

	**Who we met with**	• Investors holding **55%** of shares outstanding engaged with in discussions • Investors holding **38%** of shares outstanding engaged by Lead Independent Director
	**Our Primary engagement team**	• Lead Independent Director (participated in **27** meetings) • Investor Relations team • General Counsel & Corporate Secretary • People Team (human resources) • Corporate responsibility team
	**What we discussed**	• Executive compensation • Board composition and governance, including Board refreshment and diversity • Stockholder engagement • ESG initiatives • ESG disclosure and governance

WHAT WE HEARD	HOW WE RESPONDED
Board governance, refreshment, entrenchment and diversity The duration of Board service by certain long-standing directors, add directors to the Board to maintain balance and diversity of background and experience of directors, focus on recruiting diverse director candidates, rotate committee assignments, dual role of CEO and Chairman and annual election of all Board members.	• The Board appointed Ms. Bawa and Dr. Gayle to our Board during fiscal 2021, increasing the gender, racial and ethnic diversity of the Board. Presently, four of our twelve directors are women. • During the period between April 2019 and May 2021, we appointed four new independent directors: Ms. Bawa, Dr. Gayle, Ms. Twohill and Rt Hon Sir John Key. • Changed the composition of our Board committees, including our Compensation and People Committee.
Stockholder Engagement More robust 1:1 investor outreach on compensation and other governance matters off-cycle.	• We conducted extensive stockholder and investor outreach. • We engaged in discussion with stockholders holding 55% of our outstanding shares. • Our Lead Independent Director participated in 27 investor meetings and engaged in discussion with stockholders holding 38% of our outstanding shares.
ESG Initiatives Would like to see more information about how we develop and manage environmental, social and governance initiatives.	**HIGHLIGHTS OF ENVIRONMENTAL AND SOCIAL INITIATIVES** • We reinforced our commitment to environmental and social initiatives by increasing direct dedicated staff. • We adopted a set of Climate Commitments that summarize our strategies to be carbon neutral by 2030, including 100% renewable energy, reducing emissions aligned to Science Based Targets, investing in offsets and advocating for climate action. • We increased our social impact programs, to leverage our core competency in cybersecurity and aligning those efforts to help develop a diverse talent pipeline while uplifting communities.

WHAT WE HEARD	HOW WE RESPONDED
(**ESG Initiatives** continued)	**COVID-19 INITIATIVES** • We established a $4 million funding source to fund a special employee donation matching program to support colleagues and communities impacted by COVID-19. The $4 million fund consists of our Chief Executive Officer generously foregoing his annual salary beginning in April 2020 to donate $1 million, our broader management team and our board of directors followed suit by contributing in the aggregate over $1 million, and the Company contributing $2 million. Employee donations are matched 4-1 (up to $5,000 in donations per employee) from this $4 million in funding (e.g., if an employee donates $1,000, the Company will match that donation with a $4,000 donation). In April 2021 we offered an additional 2-1 matching to support organizations addressing the COVID-19 surge in India (after the initial $4 million funding source had been fully utilized). • We formed the Palo Alto Networks Workforce Family Fund from which employees, hourly contractors and our campus services employees, could apply for financial assistance to address hardships and medical needs resulting from COVID-19. • In addition to the Workforce Family Fund, we created 22 fundraising efforts to support multiple organizations and causes around the world who are working tirelessly to help communities impacted by the pandemic. • In total, as of July 31, 2020, over $6 million has been donated to these efforts through employee donations and the matching funds. • We instituted a global work-from-home policy beginning in March 2020. • We committed to no layoffs due to COVID-19.
ESG Disclosure and Governance More disclosure around how our board oversees ESG, including with respect to human capital management.	• We have added more disclosure in our annual report on our Form 10-K and this proxy statement describing our ESG initiatives. • We will release an ESG supplement summarizing our programs and key initiatives in the fourth quarter of calendar 2021. • We have included enhanced disclosures in this proxy statement on governance matters. • We added disclosure of the role of our Board committees regarding ESG oversight. • We added disclosure in our Annual Report on Form 10-K relating to human capital management.
Executive Compensation Modifications to the structure of our executive compensation program and enhanced disclosure.	See "Summary of Feedback from Investors and Our Response" on page 59 of this proxy statement for a detailed review of how we responded.

Overview of Corporate Governance Initiatives

Over the past several years, in response to stockholder feedback, and as part of our ongoing evaluation of best practices, the Board has incorporated enhancements to our executive compensation program and corporate governance practices, as shown in the timeline below. These discussions have helped ensure that our Board's decisions are informed by stockholder objectives.

FY2021
- Appointed two new independent board members, including our third and fourth women board members, one of whom is our first black board member.
- Added human capital oversight responsibility to Compensation and People Committee, including oversight of the Company's inclusion and diversity initiatives and results, the Company's pay equity reviews and results, and the Company's FLEXLearning, FLEXBenefits and FLEXWORK initiatives.
- Reappointed our Lead Independent Director and changed the composition of our Compensation and People Committee.
- Enhanced the role of our Lead Independent Director.
- Enhanced proxy disclosures of our ESG programs.
- Enhanced proxy disclosure relating to our Board leadership structure, including the rationale for our structure.
- Robust stockholder and investor engagement, including significant oversight and participation by our Lead Independent Director.

FY2020
- Enhanced proxy disclosures of our ESG programs.
- Expanded and enhanced stockholder outreach program by adding two additional Stockholder Outreach cycles in the spring and summer.
- Changed Lead Independent Director and composition of Board committees.
- Added ESG oversight responsibility to Nominating and Corporate Governance Committee Charter.

FY2019
- Implemented proxy access Bylaws.
- Appointed two new independent board members, including our second woman board member.
- Adopted Board Candidate Selection Process Policy.
- Granted performance-based equity to NEOs.

FY2018
- Granted Performance-based Stock Options to NEOs.
- Enhanced Inclusion and Diversity section of our website by adding our EEO-1 Report.
- Adopted Clawback Policy.

FY2017
- Inaugural grants of Performance-based Stock Awards to NEOs.
- Appointed our first woman board member.
- Adopted Stock Ownership Guidelines for Directors and Executive Officers.
- Added Director Overboarding Guidelines to Corporate Governance Guidelines.
- Amended Code of Business Conduct and Ethics broadening protected categories of employees.

FY2016
- Amended Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines to clarify director nominee criteria to include diversity.
- Amended Code of Business Conduct and Ethics regarding contracting with business partners.
- Adopted Conflict Minerals Policy.

Leadership Structure

Our Corporate Governance Guidelines provide that our Board is free to choose its chairperson (the "Chair") based on our Board's view of what is in the best interest of the Company and our stockholders. The Chair and the Chief Executive Officer may, but need not be, the same person. In June 2018, Nikesh Arora was appointed our Chief Executive Officer and was unanimously appointed as our Chair.

The Board has currently determined that it is in the best interests of the Company and our stockholders to have Mr. Arora continue to serve as Chair, coupled with an active Lead Independent Director. As a result, Mr. Arora holds the position of Chair and Chief Executive Officer. John Donovan was appointed as our Lead Independent Director during fiscal 2020 and was re-appointed by our Board in August 2021 to continue to serve as Lead Independent Director subject to his re-election to the Board by our stockholders at the Annual Meeting.

The Board believes our corporate governance structure, with its strong emphasis on Board independence and diversity of backgrounds, experience and viewpoints, when coupled with our leadership structure that includes an active Lead Independent Director and strong Board and committee involvement, provides sound and robust oversight of management.

Annual Evaluation of Leadership Structure and Annual Election of Lead Independent Director

The Board considers and discusses the leadership structure every year. As part of this annual evaluation process, the Board reviews its leadership structure and whether combining or separating the roles of Chair and Chief Executive Officer is in the best interests of the Company and our stockholders. The Board also considers:

- The effectiveness of the policies, practices, and people in place at the Company to help ensure strong, independent Board oversight.
- The importance of consistent, unified leadership to execute and oversee the Company's strategy.
- The strength of Mr. Arora's vision for the Company and the quality of his leadership.
- Our performance and the effect the leadership structure could have on our performance.
- The Board's performance and the effect the leadership structure could have on the Board's performance.
- The meaningful and robust responsibilities and the performance of our Lead Independent Director.
- The views of our stockholders through our ongoing engagement efforts.
- The practices at other companies and trends in governance.

In the circumstance that the Board determines that it remains in the best interests of the Company and its stockholders that our Chief Executive Officer serve as our Chair, the independent members of the Board then elect a Lead Independent Director as provided in our Corporate Governance Guidelines.

OVERVIEW OF LEAD INDEPENDENT DIRECTOR RESPONSIBILITIES

The responsibilities of the Lead Independent Director are well-defined. The Lead Independent Director engages in regular communication between the independent directors and Mr. Arora, keeping Mr. Arora apprised of any concerns, issues, or determinations made during the independent sessions, and consults with Mr. Arora on other matters pertinent to the Company and the Board. As part of the Board's annual review and evaluation, the Board further defined the role and responsibilities of our Lead Independent Director to include:

- Presiding at meetings of the Board at which the Chair is not present, including executive sessions of the independent directors.
- Serving as liaison between the Chair and the independent directors.
- In collaboration with the Chair, developing agendas for Board meetings, and communicate with independent Board members to ensure that matters of interest are being included on agendas for Board meetings.
- Communicating with independent Board members and with management to affirm that appropriate briefing materials are being provided to Board members sufficiently in advance of Board meetings to allow for proper preparation and participation at meetings.
- Having the authority to call meetings of the independent directors.
- Preparing agendas for meetings of the independent directors.
- Organizing and leading the Board's evaluation of the Chief Executive Officer.
- Leading the Board's annual self-evaluation.
- If requested by major stockholders, ensuring that he is available, as necessary after discussions with the Chair and Chief Executive Officer, for consultation and direct communication.

In addition to the responsibilities outlined above, our Lead Independent Director also:

- Has biennial one-on-one discussions with each independent director, as part of the Board's annual evaluation process.
- Has access to all committee materials.
- Has the authority to engage independent consultants.
- Interviews Board candidates.
- Spends time with senior management outside of Board meetings (as necessary) to ensure a deep understanding of the business and strategy of the Company.
- Participates in stockholder engagement.

Independent Directors Sessions

A meeting of the independent directors is scheduled at every regular Board meeting and the independent directors meet in an executive session. These independent sessions are organized and chaired by our Lead Independent Director and our Lead Independent Director provides direct feedback to Mr. Arora after these executive sessions.

Independent Committee Leadership

The Audit, Compensation and People, and Nominating and Corporate Governance Committees are each composed solely of, and led by, independent directors and provide independent oversight of management. In addition:

- Each committee chair meets with management in advance of meetings to review and refine agendas, add topics of interest, and review and comment on materials to be delivered to the committee.
- Every independent director has access to all committee materials.
- Each committee chair provides a report summarizing committee meetings to the full Board at each regular meeting of the Board.
- Each committee meeting includes adequate time for executive session and the committees meet in executive session on a regular basis with no members of management present (unless otherwise requested by the committee).

- Each committee effectively manages its Board-delegated duties and communicates regularly with the Chair, Lead Independent Director, the Board, and members of management.

Furthermore, the Compensation and People Committee has an effective process for monitoring and evaluating Mr. Arora's compensation and performance, as well as succession planning.

Benefits of Combined Leadership Structure

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chair and Chief Executive Officer to promote a clear, unified vision of the Company's strategy, providing the leadership critical for effectively and efficiently implementing the actions needed to ensure strong performance over the long term, while ensuring robust, independent oversight by the Board and our Lead Independent Director. Accordingly, the Board believes that the Company and our stockholders have been best served by having Mr. Arora in the roles of Chair and Chief Executive Officer for the following reasons:

- Mr. Arora is most familiar with our business and the unique challenges we face.
- Mr. Arora's day-to-day insight into our challenges facilitates a timely deliberation by the Board of important matters.
- Mr. Arora's knowledge and extensive experience regarding our operations and the markets in which we compete position him to identify and prioritize matters for Board review and deliberation.
- As Chair and Chief Executive Officer, Mr. Arora serves as an important bridge between the Board and management and provides critical leadership for carrying out our strategic initiatives and confronting our challenges.
- The Board believes that Mr. Arora brings a unique, stockholder-focused insight to assist the Company to most effectively execute its strategy and business plans to maximize stockholder value.
- The strength and effectiveness of the communications between Mr. Arora as our Chair and Mr. Donovan as our lead independent director result in comprehensive Board oversight of the issues, plans and prospects of Palo Alto Networks.
- This leadership structure provides the Board with more complete and timely information about the Company, a unified structure and consistent leadership direction internally and externally and provides a collaborative and collegial environment for Board decision making.

Identification and Evaluation of Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee regularly assess the appropriate size, composition and needs of our Board and its respective committees, and the qualification of candidates considering these needs. Some of the qualifications that our Nominating and Corporate Governance Committee considers include issues of character, integrity, judgment, diversity (including gender and race), experience of relevance to us and the Board, independence, age, area of expertise, potential conflicts of interest and other commitments. These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time.

Nominees must also be able to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available in the judgment of our Nominating and Corporate Governance Committee to perform all Board and committee responsibilities. Members of our Board are expected to prepare for, attend, and actively participate in all Board and applicable committee meetings. Given the significant time commitment that Board membership requires, our Board generally believes that no director should be a member of more than three public company boards unless approved by the Nominating and Corporate Governance Committee. The Board approved Mr. Eschenbach's services on the board of directors of four other public companies.

Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests. Our Nominating and Corporate Governance Committee will also seek appropriate input from our Chief Executive Officer, from time to time, in assessing the needs of our Board for relevant background, experience, diversity and skills of its members.

Our Nominating and Corporate Governance Committee considers diversity (whether based on broader principles such as diversity of perspective, experiences, and expertise, as well as factors commonly associated with diversity such as gender, race or national origin) in connection with its evaluation of director candidates, including the evaluation and determination of whether to re-nominate incumbent directors. The committee also considers these and other factors as it oversees the annual Board and committee evaluations. The committee seeks qualified and diverse director candidates, including women and individuals from minority groups, to include in the pool from which director candidates are chosen. Any search firm retained by the committee to find director candidates would be instructed to account for these considerations, including diversity.

Stockholder Recommendations for Nominations to the Board of Directors

Our Nominating and Corporate Governance Committee will consider candidates for director recommended by stockholders, so long as such recommendations comply with our certificate of incorporation and amended and restated bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The Nominating and Corporate Governance Committee will evaluate the recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our Board. Our Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

Stockholder Nominations to the Board of Directors

Under our amended and restated bylaws, a stockholder may nominate one or more persons for our Board for inclusion in the stockholder's proxy materials. Any such nomination must comply with the requirements set forth in our amended and restated bylaws and recommendations should be sent in writing to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

Under our amended and restated bylaws, eligible stockholders may also nominate persons for our Board for inclusion in our proxy statement. This is commonly known as "proxy access." To be eligible, a single stockholder, or group of up to 20 stockholders, must own 3% of our outstanding stock for at least three years consecutively. The individual stockholder, or group of stockholders, may submit that number of director nominations not exceeding the greater of (a) two or (b) 20% of the number of directors in office.

To nominate a director, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- Not earlier than the close of business on June 1, 2022 and
- Not later than the close of business on July 1, 2022.

Any such nomination must comply with the requirements set forth in our amended and restated bylaws and recommendations should be sent in writing to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

Proxy Access Process



1 a single stockholder, or group of up to 20 stockholders owning **3%** outstanding stock for at least **3 years** consecutively



2 the individual or group may submit the greater of **2 or 20%** of the directors then in office



3 stockholders and nominees who satisfy the requirements specified by our bylaws are included in the proxy statement

Compensation and People Committee Interlocks and Insider Participation

None of the members of our Compensation and People Committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and People Committee.

Director Independence and Related-Party Transactions Considered in Independence Determinations

Director Independence

Our common stock is listed on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent, and that the nomination of all directors be by either a majority of its independent directors or a committee comprised solely of independent directors. Under Nasdaq regulations, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. In order to be considered independent for purposes of Rule 10A-3, a member of a listed company's audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing standards. In order for a member of a listed company's compensation committee to be considered independent for purposes of Nasdaq listing standards, the listed company's board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the listed company to such director; and (2) whether such director is affiliated with the listed company, a subsidiary of the listed company, or an affiliate of a subsidiary of the listed company.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that each of Mmes. Bawa, McCarthy and Twohill, Dr. Gayle and each of Messrs. Chandna, Donovan, Eschenbach, Goetz, and the Rt Hon Sir John Key do not have a material relationship with our company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq listing standards. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled "Related Party Transactions." There are no family relationships among any of the Company's directors or executive officers.

Related Party Transactions

Since the beginning of our last fiscal year through September 30, 2021, we have sold, both directly and through our channel partners, an aggregate of approximately $26.8 million, $125.0 million, and $0.1 million of products and services to Zoom Video Communications Inc. ("Zoom"), Alphabet Inc. (Google's parent company), and Sequoia Capital Operations, LLC ("Sequoia"), respectively, in arm's length transactions. Sales to Alphabet included approximately $19.9 million directly to Alphabet and $105.1 million to end-customers through Google. In addition, since the beginning of our last fiscal year through September 30, 2021, we have purchased an aggregate of approximately $1.9 million and $180.4 million of Zoom and Google, Inc. products and services respectively, in arm's length transactions.

We entered into these commercial dealings in the ordinary course of our business. In making the determinations as to which members of our Board are independent, our Board considered the fact that (1) Ms. Twohill is an executive at Google, (2) Ms. Bawa is an executive at Zoom and (3) Mr. Eschenbach is a partner and Mr. Goetz is a member at Sequoia. In reviewing these relationships, our board of directors determined these relationships do not impede the ability of Messrs. Eschenbach or Goetz or Mmes. Bawa or Twohill to act independently on our behalf and on behalf of our stockholders.

Additionally, none of Mmes. Bawa or Twohill or Messrs. Eschenbach or Goetz take or took part in the discussions of transactions with Google, Sequoia or Zoom, as applicable, when such transactions were reviewed by our Audit Committee or board of directors. Google's and Zoom's purchases of our products and services, both directly and through our channel partners, which totaled $125.0 million and $26.8 million since the beginning of our last fiscal year through September 30, 2021, are not material to either us or Google and Zoom. All transactions with Google, Zoom and Sequoia are subject to our rigorous related party transactions review process and policy.

Director Attendance

During our fiscal year ended July 31, 2021, the Board held eight meetings (including regularly scheduled and special meetings), and no director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage, but do not require, our directors to attend. Ten of our eleven directors at that time attended our 2020 Annual Meeting of Stockholders, either telephonically or by video conference.

Communications with the Board of Directors

Interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to the Board or to the particular member or members of our Board, and mailing the correspondence to our General Counsel or our Legal Department, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. Our General Counsel or our Legal Department, in consultation with appropriate members of our Board, as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chair.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on the Investor Information portion of our website at investors.paloaltonetworks.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Board's Role in Risk Oversight

Risk is inherent with every business, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks our company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board believes that open communication between management and our Board is essential for effective risk management and oversight.

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk.

BOARD OF DIRECTORS

- Meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our Board, where, among other topics, they discuss strategy and risks facing our company, as well as at such other times as they deem appropriate.
- Reviews strategic and operational risk in the context of reports from the management team, including data privacy, information security and cybersecurity, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions. Our Board generally receives quarterly specialized briefings on cybersecurity and information security matters from our Chief Information Security Officer.

AUDIT COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of liquidity risk, internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment, risk management and risk mitigation related to cyber threats.
- Review our antifraud programs and controls.
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure and corporate governance.

COMPENSATION AND PEOPLE COMMITTEE

- Assesses risks created by the incentives inherent in our compensation programs and policies and determine whether they encourage excessive risk-taking.

MANAGEMENT

Responsible for the day-to-day management of risks our company faces.

Succession Planning

Our Board and management team recognize the importance of continually developing our talented employee base. Accordingly, our management team conducts an annual talent review of the current senior leadership positions. In addition, our Chief Executive Officer annually reviews a succession plan for the Chief Executive Officer position, using formal criteria to evaluate potential internal and external successors and interim candidates in the event of an emergency situation. In conducting its evaluation, our Board considers organizational needs, competitive challenges, leadership/ management potential and development and emergency situations. As a result of succession planning, Dipak Golechha became Executive Vice President and Chief Financial Officer in March 2021, following the departure of our prior Chief Financial Officer.

Director Stock Ownership Guidelines

Our Board believes that our directors should hold a meaningful financial stake in our company in order to further align their interests with those of our stockholders and therefore adopted stock ownership guidelines in fiscal 2017. Under the guidelines, each non-employee director must own the lesser of (i) Company stock with a value of three times the annual retainer for board service or (ii) 6,875 shares within five years of such director's initial appointment or election date. All of our non-employee directors comply with our stock ownership guidelines.

See the section titled "*Compensation, Discussion and Analysis—Other Aspects of Our Executive Compensation Programs—Stock Ownership Policy*" for additional details on our executive ownership guidelines.

Our Approach to Environmental, Social & Governance (ESG) Practices

From our efforts to reduce our energy use and greenhouse gas emissions to our advocacy for climate action, to our FLEXWORK people strategy focused on employee-choice, and to our enduring focus on building a diverse and inclusive workforce, we recognize our duty to execute meaningful Environmental, Social and Governance practices. Our ESG initiatives align with our vision of a world that is safe, secure, and sustainable.

Our platform of products and services are protecting our digital way of life but that's only part of being an industry-leading company. As a leader, we recognize that how we conduct our business and operate is as important as the solutions we offer.

We aim to be the best company to work for, procure from, partner with and invest in. That means our ESG strategies should meet those expectations and scale as we strive for even higher aims. Since our founding in 2005, aspects of ESG have been instilled in our operating models and culture and over time we have refined our strategies in each area and continue to make progress.

Stakeholder engagement and input has influenced our approach to ESG. Investors, customers, suppliers, business leaders and employees, candidates, regulatory agencies, local, state and federal entities, governmental and international communities, non-governmental/non-profit organizations and the communities in which we operate have helped us prioritize and measure of our efforts. Some of the ESG factors we have been addressing during fiscal 2021 include: reducing our environmental impact; increasing the inclusion and diversity of our workforce and supply chain; expanding human capital strategies; ensuring we and our suppliers provide a healthy and safe workplace; using our cybersecurity talents to help youth protect themselves; supporting individuals and communities impacted by the COVID-19 pandemic; adhering to governance best-practices and increasing transparency of ESG initiatives and progress.

At Palo Alto Networks, we frame ESG concepts in core corporate responsibility themes:



PLANET

- To respect our planet by developing sustainable operations, a sustainable value chain and a sustainable ecosystem



PEOPLE

- To build the most employee-centric company through our FLEXWORK people strategy
- To uplift our communities so that everyone can thrive, so that individuals have skills to protect their digital way of life and that we have a diverse future workforce



PASSION

- To advance our industry through our relentless pursuit to be *the best* by living our values of description, execution, collaboration, inclusion and diversity in all that we do

Fiscal 2021 ESG Highlights

Highlights of our fiscal 2021 ESG progress are summarized in the below table and is further detailed in the discussion that follows.

ENVIRONMENTAL

- ✔ Committed to be carbon neutral by 2030
- ✔ Purchased renewable energy certificates to match 100% of anticipated energy use (in U.S.)
- ✔ Invested in high-quality carbon offset projects
- ✔ Earned LEED certification for 85% of real estate portfolio

- ✔ Submitted environmental disclosures to the Carbon Disclosure Project, earning a score of "C" for our inaugural report
- ✔ Expanded our Green Teams across each of our major regions

SOCIAL

- ✔ Delivered personalized learning, benefits and location through our FLEXWORK people strategy
- ✔ Secured a 92% response rate of employee survey; attained an 81% positive sentiment score - with no meaningful diversity differential
- ✔ Achieved equity in pay, promotion, performance and mobility
- ✔ Increased diverse representation to 24.7% women (global) and 14.5% underrepresented minorities (in U.S.)
- ✔ Expanded diversity of leadership (vice president and above) to 21.2% women (global) and 11.4% underrepresented minorities (in U.S.)

- ✔ Reached approximately 90% diverse representation in candidate slates and interview panels
- ✔ Raised approximately $6 million for COVID-19 pandemic relief, social injustice, racial inequity and natural disasters
- ✔ Deployed Cybersecurity Academy curriculum to 1,500 partners in 75 countries
- ✔ Scaled Cyber A.C.E.S. (Activities in Cybersecurity Education for Students) in multiple countries
- ✔ Distributed 260,000+ cybersecurity badges to young girls through our partnership with Girl Scouts USA

GOVERNANCE

- ✔ Grew gender diversity of the Board from 9% (in fiscal year 2018) to 33% (by the end of fiscal year 2021)
- ✔ Completed Code of Business Conduct & Ethics training at a rate of 99.5%

- ✔ Earned recognition for ESG performance from third parties
- ✔ Recognized by multiple organizations for strong employer brands and demonstration of values

Fiscal 2021 Environmental Performance

Our environmental efforts focus on three core pillars: sustainable operations (our business footprint), sustainable value chain (our footprint inclusive of suppliers and customers) and sustainable ecosystem (our extended reach through coalitions, partnerships and advocacy).

Sustainable Operations

- In February 2021, we established a set of climate commitments. Aligned to the Paris Agreement, we outlined three strategies to reach an overarching 2030 environmental goal: purchase 100% renewable energy, reduce our greenhouse gas (GHG) emissions using guidance established by the Science Based Targets initiative and to offset remaining emissions by investing in quality carbon offset programs. Our progress during fiscal 2021 includes the following:

  - We deployed 100% renewable energy at our Santa Clara headquarters, supporting our local Community Choice Energy (CCE) program and strengthening our commitment to decarbonize the electrical grids where we work and live.

  - We invested in wind and solar projects in the U.S. to match the energy consumption at sites across the country with renewable energy.

  - We continue to work with landlords at sites across the globe to support their purchase of renewable energy to power our leased sites.

  - We invested in high-quality programs to offset carbon emissions related to business travel and shipping over fiscals 2020 and 2021.

- We committed to being transparent about our progress through annual reporting. We participated in the CDP (formerly Carbon Disclosure Project) in 2020 and 2021.

- We expanded our corporate responsibility team to include a dedicated sustainability strategist.

- We expanded our environmental ambassadors—our Green Teams, and now have active groups of employees in the U.S., Costa Rica, across EMEA and JAPAC regions. Green Teams were integral to our annual Earth Day activities and our Cycle Through September challenge which encouraged physical activity and wellbeing.

Sustainable Value Chain

- Through our deployment of our Global Supplier Code of Conduct, we inform our suppliers of our expectations that they develop, implement, and maintain environmentally responsible business practices and take measures to ensure in manufacturing operations, adverse effects on the community, environment and natural resources are to be minimized while safeguarding the health and safety to the public.

Sustainable Ecosystem

- We recognize climate change is a global crisis and have engaged with impactful NGO working groups like We Mean Business, the Climate Pledge and the World Economic Forum's Alliance for CEO Climate Leaders to collaborate and advocate for action.

- We engaged in the Climate Task Group of the Information Technology Industry Council to increase our advocacy on climate action.

Fiscal 2021 Social Performance

Our social efforts focus on three core pillars: our people (workforce strategies ranging from safety and security to diversity, development, engagement and rewards), our supply chain (strategies that ensure our suppliers align to our expectations and standards) and our communities (social impact initiatives).

Our People

FLEXWORK

Our FLEXWORK people strategy aims to disrupt the nature of work by placing employee-choice at the center of all that we do, recognizing the unique needs and interests of each employee. We have learned how to collaborate in a distributed work model and create opportunities for employees to maintain a sense of belonging and focus on wellbeing, while still delivering successful business results. We are committed to bold strategies that we believe enable our 10,000+ employees to do the best work of their careers. FLEXWORK is woven into every element of the employee lifecycle.

INCLUSION & DIVERSITY

We are intentional about including diverse points of view, perspectives, experiences, backgrounds and ideas in our decision-making processes. True inclusion and diversity exists when we have representation of all genders, ethnicities, orientations and identities, and cultures in our workforce. Our inclusion and diversity practices are embedded in our talent acquisition, learning and development and rewards and recognition programs. We have eight employee network groups ("ENGs"), many with several chapters. Our Women's Networking Community, Ujima (Black Employee Network), Juntos (Latinx Employee Network), Salam (Muslim Employee Network), LGBTQIA+, Early-in-Career, VetsNet and InnovASIAN ENGs all play a vital role in building understanding and awareness. 25% of our global workforce is involved with at least one ENG.

PAY EQUITY

We are committed to executing a pay-for-performance compensation philosophy that is fair and equitable across our global employee base. We conduct an annual analysis through external independent compensation consultants and review total compensation, which includes salary, bonus and equity. We are making continuous improvements in our processes to reduce the likelihood of inequity, through, among others, an offer generator tool and regular reviews of pay bands. If we find unexplained gaps in our analysis, we take action to correct it. Our fairness and equity analysis includes both gender for all global employees and race and ethnicity for employees in the U.S. As a result of these measures and corrections, our employees are paid fairly and equitably regardless of race or ethnicity (in the U.S.) or gender (worldwide).

In addition to competitive base pay, all employees participate in one of two variable cash incentive programs: sales incentive / commission or variable incentive program. Our benefit plans include a variety of health, time-off, wellness and voluntary options. FLEXBenefits is a leading initiative that puts choice in the hands of the individual—$1,000 in annual benefit to use as each employee chooses. All employees are eligible to participate in our stock-based offerings which include an employee stock purchase plan and an equity incentive plan.

SOURCE & HIRE

Our People Strategy starts by sourcing and hiring the greatest diverse talent and motivating them to do the best work of their careers. Our talent acquisition team utilizes several core approaches to finding subject experts in their respective fields, including use of a variety of channels that focus on reaching diverse communities.

Our university relations team also partners with hundreds of academic institutions, including colleges and universities that focus on serving underrepresented populations, to provide career pathways for early-in-career candidates.

We encourage career growth and expansion through a robust approach to internal mobility. And current employees refer qualified candidates to help fill our talent pipeline.

Through our License-to-Hire program, we aim to ensure that hiring managers and interview panels are equipped with tools and resources to deliver a quality interview experience to candidates. We are also committed to diverse representation in our interview panels and candidate slates.

ONBOARD & INTEGRATE

We believe a positive onboarding experience is a foundational element to employee satisfaction and motivation. During the COVID-19 pandemic, we have been able to utilize virtual deployment methods to provide new employees with an inspirational experience to mark the beginning of their career at Palo Alto Networks and, that extends well beyond onboarding and through their first year.

As part of our merger and acquisition strategy, we have also established a robust integration program with the goal to enable individuals joining our teams to maximize the value they bring to our culture and business strategy.

DEVELOP & MOTIVATE

FLEXLearn is our unique approach to personalized employee development; a multi-faceted platform that provides employees with a learning path based on their needs, interests and career journey.

Development information about core business elements and curriculum designed for specific job functions as well as required compliance training, such as Code of Conduct, data privacy and security anti-discrimination, anti-harassment and anti-bribery training is deployed through the FLEXLearn platform. On average, employees had completed 12 hours of development through the FLEXLearn platform during fiscal 2021. We provide annual information security and compliance training to all employees.

FLEXLearn also provides employees with events and activities that motivate and spark critical thinking, on topics ranging from inclusion, to well-being and collaboration. Our work with the NeuroLeadership Institute and Main Stage speaker series are just two examples.

FLEXLead is another component of development focused in three primary areas: raise the bar of leadership effectiveness by setting clear expectations for leaders, accelerate personalized learning across our leadership population, and foster dynamic leadership development that builds community and engagement. FLEXLead includes a curriculum designed specifically for leaders to strategize, mobilize and deliver exceptional team performance, including 360 tools and other shared learning experiences.

ENGAGE & REWARD

During fiscal 2021, we conducted multiple executive listening sessions and pulse surveys to assess employee engagement, well-being and agility to transition to a distributed work model. Employee sentiment from these activities was positive and informed our holistic People Strategy through programs like FLEXWORK, Inclusion and Diversity and Internal Mobility. Employees valued the access to leadership and the actions that resulted from their input.

In February 2021, we conducted an anonymous global employee engagement survey. Ninety-two percent of our workforce responded to the survey indicating 81% positive sentiment, with no meaningful diversity differential. Employees indicated a strong sense of belonging, confidence in leadership and an understanding of how their work contributes to the Company's goals. Outcomes from the survey are being used to develop company-wide and function specific action plans.

We believe in an always-on feedback and rewards philosophy. From recurring one-on-one sessions and ongoing performance feedback to our formal semi-annual performance elevation review cycles, employees get continuous input about the value they bring to the organization and ways in which they can improve.

In the spirit of always-on, we have a high adoption rate of our peer recognition program, Cheers for Peers. Individuals and teams receive acknowledgement from their peers for ways in which they have demonstrated our values in action. The recognition, displayed on a platform for all to see, includes points that can be accumulated and redeemed for a variety of gift cards or converted to donations to select causes.

Our Supply Chain

- Through the deployment of our Global Supplier Code of Conduct, we continue to reach across our supply chain to communicate our expectations regarding labor standards, business practices and workplace health and safety conditions.
- During fiscal 2021, we became affiliate members of the Responsible Business Alliance.
- During fiscal 2021, we also published a Supplier Diversity statement to increase our awareness of and engagement with women- and minority-owned businesses.

Our Communities

- We scaled our social impact programs in fiscal 2021 focusing on helping colleagues and communities impacted by the COVID-19 pandemic through charitable donations, employee giving and volunteer programs.
- We realigned corporate responsibility team roles and responsibilities to increase our focus on the intersection of social impact and inclusion and diversity.
- We invested in social efforts to help address systemic racial injustices impacting the black and Asian communities.
- We partnered closely with our ENGs to distribute charitable investments to organizations committed to address the causes relevant to each ENG.
- We leveraged our expertise in cybersecurity to expand our reach in programs that help youth protect their digital way of life and consider careers in technology through our Cyber A.C.E.S., Cyber Stars and Girl Scouts of the USA programs.
- Employees volunteered as individuals and in groups for causes important to them. We expanded volunteer projects to include opportunities for virtual engagement, including multiple company-wide activities. We launched a "Dollars-for-Doers" program that provides funding to eligible non-profits based on recorded volunteer time.
- Our Cybersecurity Academy program continued to scale the deployment of educational curriculum to high schools, community colleges, colleges and universities around the world.

Fiscal 2021 Governance Performance

Our governance efforts focus on three core pillars: corporate governance (board strategies addressing stockholder interests), corporate behavior (internal business and compliance practices) and overall ESG transparency (communication and reporting practices).

Corporate Governance

- Our Nominating and Governance Committee has oversight of ESG strategies. Initiatives, including our climate commitment and inclusion and diversity, were regularly communicated to the full Board and multiple committees.
- Our Compensation and People Committee oversees our talent management and people management, including the Company's inclusion and diversity initiatives and results, the Company's pay equity reviews and results, and the Company's FLEXLearning, FLEXBenefits and FLEXWORK initiatives.
- Executive leadership is actively involved in setting strategic objectives and executing outcomes, ESG topics, including our People Strategies and inclusion and diversity

Corporate Behavior

- Employees and suppliers are informed about our governance expectations through our codes of conduct and compliance training programs. We regularly communicate our expectations regarding conduct through multiple internal communications channels. Integrity is one of our core values and a component of our Cheers-for-Peers recognition program. Employees routinely recognize their peers for displaying integrity in day-to-day behavior. Our Ethics Hotline is publicly available.

ESG Transparency

- We refreshed our corporate responsibility and inclusion and diversity collateral on our website to increase awareness and transparency of these initiatives and our broader ESG strategies.
- We committed to report our ESG progress using the Stakeholder Capitalism Metrics established by the International Business Council of the World Economic Forum as well as aligning our reporting to frameworks of the Global Reporting Initiative and the Sustainability Accounting Standards Board.
- We committed to transparently reporting our environmental progress through participation in the CDP (formerly Carbon Disclosure Project) in 2020 and 2021 and 2022 and aligned to the Task Force on Climate Related Financial Disclosures.

- We conducted a review of ESG frameworks and third party assessment practices and collected benchmark information, best practices and ultimately recognition platforms on themes within those ESG frameworks (i.e., diversity, inclusion and equity, "best" lists, etc.). We developed internal initiatives to utilize these instruments to measure our strengths and understand our areas of improvement—using them to refine and scale our strategies. We are pleased with the progress we have made, and we recognize that we have opportunities for continuous improvement.

Fiscal 2022 ESG Roadmap

ESG is a journey. In that spirit, we share our key aspirational goals to advance our ESG strategies during fiscal 2022 and beyond.

Environmental

- Set greenhouse gas (GHG) emissions reduction goals aligned to the Science Based Targets initiative.
- Aim to increase our supply chain adoptation of Science Based Target initiative (SBTi) emission target by 25%.

Social

- Set aspirational inclusion and diversity goals: 40% global gender diversity and 20% underrepresented minorities in the U.S. by 2025.
- Aim to rank among Best Places to Work.

Governance

- Our fiscal 2022 executive cash incentive plan includes an incentive modifier based on the achievement of ESG goals, focused on environmental performance, aspirational diversity goals and employee engagement.
- Strive to be widely recognized for our progress in ESG performance, advancing to the top of ESG rankings and assessments.

Audit Matters

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2022. EY has served as our independent registered public accounting firm since 2009.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending July 31, 2022. Our Audit Committee is submitting the selection of EY to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from our stockholders.

Notwithstanding the selection of EY and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of Palo Alto Networks and its stockholders. If our stockholders do not ratify the appointment of EY, our Board may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended July 31, 2020 and 2021.

	2020	2021
Audit Fees[1]	$6,318,000	$6,757,000
Audit-Related Fees[2]	97,000	688,000
Tax Fees[3]	2,067,000	1,020,000
All Other Fees[4]	7,000	4,000
	$8,489,000	$8,469,000

[1] Audit fees consist of professional services rendered in connection with (a) the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, (b) review of our quarterly consolidated financial statements presented in our Quarterly Reports on Form 10-Q, (c) professional services provided for new and existing statutory audits of subsidiaries or affiliates of the Company, and (d) other regulatory filings.

[2] Audit-Related fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include acquisition due diligence services, technical accounting guidance and other attestation services.

[3] Tax Fees consist of fees for professional services for federal, state and international tax compliance and tax planning.

[4] All Other Fees includes fees for professional services other than these services reported above. These services specifically relate to subscriptions to an accounting regulatory database.

Auditor Independence

In our fiscal year ended July 31, 2021, there were no other professional services provided by EY that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to our Audit Committee for approval:

- **Audit services.** Audit services include work performed for the audit of our financial statements and the review of financial statements included in our quarterly reports, as well as work that is normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.
- **Audit related services.** Audit related services are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not covered above under "audit services."
- **Tax services.** Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice and tax planning.
- **Other services.** Other services are those services not described in the other categories.

Our Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and our Audit Committee requires our independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, before our independent registered public accounting firm is engaged, the services must be pre-approved by our Audit Committee or approved by the chair of the Audit Committee and later ratified by the Audit Committee. Any proposed services exceeding these levels or amounts require specific pre-approval by our Audit Committee. All fees paid to EY for our fiscal year ended July 31, 2021, were pre-approved by our Audit Committee.

Recommendation of the Board

The Board recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP.

paloalto NETWORKS

Report of the Audit Committee

The Audit Committee consists of Mmes. Bawa and McCarthy, Mr. Goetz and the Rt Hon Sir John Key. Each member of the committee is an independent director as required by the listing standards of Nasdaq and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the Board, which is available on the Investor Information portion of our web site at http://investors.paloaltnetworks.com. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

The Audit Committee assists our Board in the Board's oversight and monitoring of:

- our accounting and financial reporting processes and internal controls as well as the audit and integrity of our financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm;
- the performance of our internal audit function;
- our compliance with applicable law; and
- risk assessment and risk management pertaining to financial, accounting and tax matters of the company, including risk mitigation efforts related to cyber threats to the Company and the status of the Company's cyber security posture.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the company's consolidated financial statements. Our independent registered public accounting firm, EY, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify our financial statements or guarantee the audits or reports of the independent auditors. These are the fundamental responsibilities of management and our independent registered public accounting firm.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by EY. In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and EY;
- discussed with EY the applicable requirements of the PCAOB and the SEC; and
- received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2021, for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board:

Mary Pat McCarthy (Chair)
Aparna Bawa
James J. Goetz
Rt Hon Sir John Key

Executive Compensation

PROPOSAL NO. 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The say-on-pay vote is advisory, and therefore is not binding on us, our Compensation and People Committee or our Board. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our Compensation and People Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our Compensation and People Committee value the opinions of our stockholders and to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and our Compensation and People Committee will evaluate whether any actions are necessary to address those concerns. We currently conduct advisory votes on our named executive officer compensation on an annual basis, and we expect to conduct our next advisory vote at our 2022 annual meeting of stockholders.

As a result of the feedback that we received from our stockholders through our extensive engagement efforts, our Compensation and People Committee made extensive changes to our executive compensation program. We believe that the information we have provided in this "*Executive Compensation*" section, and in particular the information discussed in the sections titled "*Executive Compensation—Letter from our Compensation and People Committee*" and "*Executive Compensation—Compensation Discussion and Analysis,*" which describe these changes in detail, demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that Palo Alto Networks, Inc.'s stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Palo Alto Networks, Inc.'s proxy statement for the 2021 Annual Meeting of Stockholders pursuant to the compensation disclosure rules and regulations of the SEC, including the compensation discussion and analysis, the compensation tables and narrative discussion, and other related disclosure."

Recommendation of the Board

The Board recommends that you vote "FOR" the approval, on an advisory basis, of the compensation of our named executive officers.

Letter from our Compensation and People Committee

October 29, 2021

Dear Fellow Stockholders,

The Compensation and People Committee of the Palo Alto Networks Board of Directors is committed to ensuring that we have the right leadership team in place, and that our compensation programs appropriately compensate our executives, allowing us to retain and attract individuals of outstanding character and ability who are champions of our culture.

In fiscal year 2021, the COVID-19 pandemic continued to create significant global economic and social uncertainty and hardship. Our management embraced these challenges by mobilizing our people and resources to keep our employees healthy, safe and professionally fulfilled, and not laying off a single employee as a result of the pandemic. We co-founded an initiative, the FLEXWORK Coalition, with four other leading companies to share research, trends and develop working practices to urge us into the future of work. Palo Alto Networks created FLEXWORK to help shape a bold new way of working that reimagines the employee experience – putting employee choice and flexibility at the heart of our interactions, touchpoints and milestones.

At our 2020 annual meeting of stockholders, only 40.1% of votes were cast in favor of the advisory resolution to approve our fiscal 2020 executive compensation program, commonly referred to as "Say-on-Pay." We were disappointed in this outcome and, in response, commenced a comprehensive review of our executive compensation practices to better understand our stockholder perspectives and reshape our executive compensation programs to support the company's goals and reflect our pay-for-performance philosophy. This review resulted in the following substantial changes:

- **Extensive Stockholder Outreach:** Despite the challenges of the pandemic, in fiscal 2021, we did our most extensive stockholder outreach ever on the topic of executive compensation and engaged in discussion with stockholders holding 55% of our outstanding shares as of June 30, 2021. These discussions provided valuable insights into the concerns that led to the low Say-on-Pay support and provided the foundation of our approach going forward.

- **Engaged Third Party Experts:** We expanded the scope of the advisors from whom we receive compensation advice. We received advice with respect to our fiscal 2022 compensation decisions from the independent compensation consultants Pay Governance and Meridian Compensation Partners, in addition to the advice we received for fiscal 2021 from Compensia, and designed our executive compensation program in line with their advice.

- **Enhanced disclosures:** Stockholders asked for simpler and clearer disclosures, so we redesigned our Compensation Discussion and Analysis to make it easier to understand, added disclosures around key topics, such as the specifics of actual performance compared to performance targets and provided additional detail into the decision-making process of the Compensation and People Committee.

- **Reduced Target Compensation for Our Named Executive Officers:** For fiscal 2021, the target value of equity grants to our Named Executive Officers was 18% lower than grants made for fiscal 2020. Additionally, the target value of the grants made to our Named Executive Officers for fiscal 2022 are 47% lower than grants made for fiscal 2020.

- **New Performance Stock Unit Design:** For fiscal 2022, we have moved to a PSU program that includes multi-year performance periods and adds a relative total stockholder return multiplier in addition to financial metrics that are different from those used in our annual cash incentive plan. This program is aligned with market best practices and responsive to the input of our stockholders. Our executives will only receive above target compensation for delivering sustained financial performance above target and above average stockholder returns.

- **Adopted Other Best Practices:** In addition to the above, we adopted a number of other best practices, including an increased Chief Executive Officer stock ownership guideline, a minimum one year post-vesting holding period for all grants to Named Executive Officers, the elimination of duplicative performance measures between our annual and long-term incentive plans, the addition of an ESG modifier to our Named Executive Officer's cash incentive plan to ensure linkage between compensation and our ESG goals, and the adoption of our 2021 Equity Incentive Plan which reflects best practices.

Executive Compensation

We are asking for your support of our executive compensation program this year. After gathering extensive feedback from stockholders and engaging two independent consulting firms, we made sweeping changes to our executive compensation programs. We believe that our Compensation and People Committee has implemented a sustainable, best-in-class program that is fully supported by market benchmarks aligned with best practices.

Thank you for your continued support and investment in Palo Alto Networks.

Sincerely,

The Compensation and People Committee

Rt Hon Sir John Key (Chair)
John Donovan
Lorraine Twohill

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes in detail our executive compensation programs and the resulting pay decisions for our Named Executive Officers ("NEOs").

Named Executive Officers



Nikesh Arora
Chief Executive Officer, Chair of the Board

Dipak Golechha
Executive Vice President, Chief Financial Officer*

Amit Singh
President in fiscal 2021, now Chief Business Officer

Lee Klarich
Executive Vice President, Chief Product Officer

Nir Zuk
Executive Vice President, Founder, Chief Technology Officer

* Mr. Golechha was promoted to the role of Chief Financial Officer in March 2021. Under the SEC's proxy disclosure rules, our prior Chief Financial Officer, Luis Felipe Visoso, is also a named executive officer because he was the Company's principal financial officer for a portion of fiscal 2021. Compensation decisions with respect to Mr. Visoso are described separately at the end of this CD&A.

CD&A HIGHLIGHTS

- Our employees, led by our NEOs, continued to deliver strong financial results for our stockholders in fiscal 2021.
- Our financial performance has led to strong returns on investment, both in terms of increases in the trading price of our common stock and a return of capital through our stock buyback program.
- We engaged in discussions with stockholders holding 55% of our outstanding shares (as of June 30, 2021), with a concentrated focus on our executive compensation program.
- We listened to our stockholders and made significant changes to our executive compensation program in fiscal 2021 and fiscal 2022.
- Our fiscal 2021 and 2022 executive compensation programs align with recognized best practices.

Philosophy and Objectives

As a global cybersecurity provider based in the San Francisco Bay Area, we operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. We are also in the midst of a significant strategic shift in our business. Security that was traditionally delivered in hardware form must now be designed and delivered through the cloud. In addition, we have had to deliver results amid the COVID-19 pandemic and trends such as accelerating digital transformation, artificial intelligence, machine learning and automation gaining traction amid the intensifying security landscape.

As a result, our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our stockholders, grow our business and assist in the achievement of our strategic goals.

The specific objectives of our executive compensation program are to:

 **Drive the development** of a successful and profitable business through our next phase of growth.

 **Create sustainable long-term value for our stockholders** by aligning the interests of our executive officers with those of our stockholders.

 **Reward** our executive officers for the successful achievement of our financial and strategic growth objectives.

 **Attract, motivate and retain** highly qualified executives who possess the skills and leadership necessary to continue to grow our business, and provide compensation packages that are **comparable to our peers and the overall competitive market** and that are heavily weighted to be based on our performance.

Additional Engagement Following 2020 Say-on-Pay Vote

Following a disappointing "Say-on-Pay" vote in 2020 (approximately 40.1% support), we undertook extensive additional engagement efforts to better understand the reasons for how our investors voted, to obtain their views on key corporate governance and disclosure matters and to determine how best to respond to that feedback.



We engaged in discussions with investors representing 55% of our outstanding shares (which is all stockholders that indicated a willingness to engage with us)



Our Lead Independent Director participated in discussions (27 meetings) with investors holding 38% of our outstanding shares

*   Stockholder ownership, to our knowledge, as of June 30, 2021.

Summary of Feedback from Investors and Our Response

In evaluating potential changes to our executive compensation programs' structure and disclosure, the Compensation and People Committee closely examined and aimed to understand further our stockholders' concerns, including the common themes from our stockholders' feedback. The Compensation and People Committee also sought the advice of independent compensation consultants, Compensia, Inc., Pay Governance and Meridian Compensation Partners, with respect to the design of our executive compensation program.

Summarized below is the input we received from our stockholders and the independent compensation consultants and how our Compensation and People Committee addressed these matters in fiscal 2021.

 **WHAT WE HEARD FROM INVESTORS**	 **CONSULTANT RECOMMENDATIONS**	 **HOW WE RESPONDED**
Stockholder Support for Executive Compensation		
Low support for certain Compensation and People Committee members at our 2020 Annual Stockholder Meeting		• We changed the membership of our Compensation and People Committee, which resulted in the membership of the Committee changing in its entirety over the past two fiscal years.
Low support for our fiscal 2020 "Say on Pay" vote		• We overhauled our stockholder engagement process • We engaged two outside independent compensation consultants to conduct a root and branch review of our executive compensation and provide go-forward recommendations
Stockholder Engagement and Disclosures		
Desire for additional opportunities to speak to management and our Board	• Improve stockholder outreach and contact stockholders who in the aggregate own more than 50% of the shares outstanding	• We conducted our most extensive stockholder outreach ever and engaged in discussions with stockholders representing 55% of our shares outstanding
Request for more transparent executive compensation disclosures	• Provide more robust CD&A disclosures, including forward-looking disclosure of changes for fiscal 2022	• We redesigned and simplified our CD&A • We added additional disclosures and explanation of the decision-making process the Compensation and People Committee follows, including decision making related to the compensation of our Chief Executive Officer • We provided voluntary disclosure of changes for fiscal 2022



WHAT WE HEARD FROM INVESTORS	CONSULTANT RECOMMENDATIONS	HOW WE RESPONDED
Named Executive Officer Target Compensation Levels		
Concern around the magnitude of equity awards granted to NEOs	• Voluntarily disclose magnitude of NEO fiscal 2022 performance stock unit ("PSU") grant date value in the fiscal 2021 CD&A	• For fiscal 2021, the target value of equity grants to our NEOs was 18% in total lower than in fiscal year 2020 • For fiscal 2022, the target value of equity grants made to our NEOs is 47% in total lower than grants made for fiscal 2020
	• Increase CEO stock ownership guideline to 8x to 10x base salary	• We increased the CEO stock ownership guideline to 10x base salary effective in fiscal 2022
	• Commit to no "one-time" awards to NEOs except for new hire buyouts and performance-based retention grants due to a counteroffer	• We committed to make any one-time awards to NEOs a majority performance based and only make such grants in exceptional circumstances
Long-Term Incentive Design		
Performance-based equity awards should represent a majority of the NEOs' equity awards	• Commit to granting majority PSUs to NEOs over the next 3 years	• Fiscal 2021 and fiscal 2022 equity awards for NEOs are 100% performance-based • In future years, we intend for annual equity grants to our NEOs to be at least 75% performance-based in line with market best practices
	• Increase minimum equity vesting to 1 year for all long-term incentive plan participants	• We will require a one year minimum vesting period for all grants to our Chief Executive Officer and other NEOs going forward and have implemented a policy to require our Chief Executive Officer and other NEOs to hold all net shares for one year after vesting subject to certain exceptions

	• Modify the design of future equity awards:
	  • Majority of award in PSUs
	  • Multiple year performance periods
	  • Both financial and relative total stockholder return metrics
		• We have adopted a PSU award design that requires sustained performance over multiple years for any payout
		• We have added a relative total stockholder return multiplier ("TSR") to our executive PSU awards going forward





 **WHAT WE HEARD FROM INVESTORS**	 **CONSULTANT RECOMMENDATIONS**	 **HOW WE RESPONDED**
Performance Metrics and Target Setting Process		
Short and long term incentive measures should be different with targets that are challenging to achieve, and described with disclosures that provide the details of target and actual performance	• Ensure that ongoing incentive goals are considered "challenging" with targets set at or above management guidance • Disclose performance targets compared to actual and corresponding payout scale	• For fiscal 2022, we set cash incentive plan and PSU award targets at levels above the guidance provided in our earnings release on August 23, 2021 • We have included disclosure of target and actual performance and the corresponding payout scale
	• Eliminate duplicate performance metrics in our cash incentive plan and performance stock unit awards	• For fiscal 2022, we eliminated duplicate performance metrics in our cash incentive plan and PSU awards
	• Commit to only applying downward discretion for cash incentive plan awards to determine final payouts	• No upward discretion except for extraordinary circumstances (such as the COVID-19 pandemic)
Include ESG metrics in compensation	• Incorporate an ESG metric into fiscal 2022 VIP cash incentive plan	• For 2022, we added an ESG modifier to our cash incentive plan to ensure linkage between compensation and our ESG goals

Our Compensation Best Practices

In line with the feedback that we received from our stockholders and our independent compensation consultants, we implemented extensive changes to our executive compensation program in fiscal 2021. While some of the changes we are making in response to stockholder feedback and the advice of our Independent compensation consultants could not be reflected in compensation decisions made for fiscal 2021 because certain of our fiscal 2021 pay decisions had already been made when that feedback and advice was received, **we have implemented these changes in our fiscal 2022 pay decisions.** Under the heading *"Changes for Fiscal 2022"* on page 77 below, you will find a table showing these changes in our fiscal 2022 compensation structuring compared to our fiscal 2021 compensation structuring.

With these changes, we believe our executive compensation program represents recognized best practice and reflects principles that align the compensation of our named executive officers with the long-term interests of our stockholders.

NEW FOR 2021 AND 2022

- 100% of equity compensation is performance-based **(fiscal 2021 and fiscal 2022)**
- Increase to Chief Executive Officer stock ownership guidelines to 10x base salary **(fiscal 2021)**
- Addition of ESG modifier to cash incentive plan **(fiscal 2022)**
- Reduction in the total target compensation of our Chief Executive Officer **(fiscal 2021 and fiscal 2022)**

- One-year post-vesting holding period for all NEOs, including our Chief Executive Officer **(fiscal 2022)**
- Additional independent compensation consultants for **fiscal 2022** decisions
- Newly configured Compensation and People Committee **(fiscal 2021)**, changing the entire composition of the committee over the past two fiscal years

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- 100% independent Compensation and People Committee
- Independent compensation consultants

- Annual review of compensation strategy
- Consideration of annual say-on-pay vote

COMPENSATION BEST PRACTICES

- Majority of compensation is performance-based and at-risk
- 100% of annual incentive cash compensation is performance-based and at-risk
- No single trigger vesting of equity awards on occurrence of a change in control
- No dividends paid on unvested equity

- No hedging or pledging
- Meaningful clawback policy
- Limited perquisites and personal benefits
- No defined benefit plans or SERPs
- No tax gross-ups
- Robust stock ownership guidelines
- Implementing the advice of independent compensation consultants

How We Compensate Our Chief Executive Officer

As a result of feedback from our stockholders requesting detailed insights into the compensation of our Chief Executive Officer, we include in this section a summary of the rationale for the decisions reached by our Board and Compensation and People Committee regarding Mr. Arora's compensation since he joined the Company in June 2018.

MR. ARORA'S LEADERSHIP TRANSFORMED OUR COMPANY

After Mr. Arora joined the Company, we set an ambition to become the cybersecurity partner of choice, to innovate and to stay ahead of the curve. To make this a reality, Mr. Arora established three strategic priorities critical to our long-term success: transforming network security, delivering comprehensive cloud native security and revolutionizing security operations. Under Mr. Arora's leadership, our successful implementation of this strategy has led to:

- A $20.5 billion increase in market capitalization (as measured by our market capitalization as of July 31, 2018 and July 30, 2021).
- $3 billion returned to our stockholders in fiscal 2018 through fiscal 2021 through our stock repurchase program.
- Compound annual growth rates of 23% and 24% in revenue and billings, respectively, over fiscal 2018 through fiscal 2021, culminating in fiscal year 2021 with record revenue of $4.3 billion and record billings of $5.5 billion.
- An unprecedented acceleration of our product development efforts.
- A significant increase in the trading price of our common stock.

Additionally, Mr. Arora successfully steered the Company through the unprecedented global impact of the COVID-19 pandemic, without laying off a single employee, and personally foregoing $1 million in salary to donate to our COVID-19 pandemic relief fund and he will forego another $1 million in salary to donate to another worthy cause.

Fundamentally Strengthened the Business



Delivered on our 3 big bets

- Transforming network security - Strata
- Delivering comprehensive cloud native security – Prisma Cloud
- Revolutionizing security operations - Cortex

Became an innovation leader by delivering

- 13 product releases in fiscal 2019
- 22 product releases in fiscal 2020
- 29 product releases in fiscal 2021

Delivered Zero Trust Security

Fiscal 2021

$4.3 Billion
in annual revenue

$5.5 Billion
in annual billings

Fiscal 2018

$2.3 Billion
in annual revenue

$2.9 Billion
in annual billings

RETURN OF CAPITAL

Fiscal 2021

$1.2 Billion

Fiscal 2018-2021

$3 Billion

Return to Stockholders

TRADING PRICE OF OUR COMMON STOCK*



* As of the close of trading on July 31 for the years of 2019 and 2020, and as of the close of trading on September 30 for the year of 2021.

MARKET CAPITALIZATION*



* As of the close of trading on July 31, 2018 and July 30, 2021

FISCAL 2018 NEW HIRE OFFER: HIRING A CEO WITH THE EXPERIENCE TO TRANSFORM PALO ALTO NETWORKS INTO THE CYBERSECURITY PARTNER OF CHOICE

After a robust search to identify the best candidate to succeed Mark McLaughlin as our Chief Executive Officer, the Board identified Mr. Arora as the best person to lead the Company through an era of digital and security transformation. Mr. Arora formerly served as President and Chief Operating Officer at SoftBank and as Chief Business Officer at Google, where he gained extensive experience in scaling technology businesses, running very large organizations and operating globally. At Google, Mr. Arora was instrumental in growing Google's search business from $2 billion in revenue to over $60 billion in revenue, led more than 20,000 employees and developed a substantial track record of driving innovation and delivering business success. Based on this experience and other factors, the Board concluded that Mr. Arora was uniquely qualified to lead the transformation of the Company into the cybersecurity partner of choice.

In determining his initial compensation arrangements, our Board sought to provide Mr. Arora with market competitive compensation for similarly skilled individuals who led comparable companies, taking into account compensation data provided by our Compensation and People Committee's independent compensation consultant at that time. Our Board and Compensation and People Committee also considered Mr. Arora's compensation during his tenure at SoftBank.

Company	Role	Average Annual Total Compensation
Softbank	President and COO	2015-2016 Avg: $104,570,500

Sources: Softbank – fiscal 2015 and fiscal 2016 Annual Reports.

Mr. Arora's employment offer to join the Company included market competitive cash compensation, time-based restricted stock units, investment restricted stock units and performance stock options ("PSOs"). Because of the personal investment associated with his investment restricted stock units and stock price achievement targets of the PSOs, Mr. Arora would only recognize significant value from these awards if the Company delivered significant stockholder returns under his leadership. The below table details each element of Mr. Arora's new hire compensation and the Board's rationale in approving this compensation, in addition to its belief that Mr. Arora was uniquely qualified to lead the Company.

		New Hire Offer	Board Rationale
Market Competitive Offer	**Annual Salary**	**$1.0M**	**Competitive with the market**
	Target Bonus	**$1.0M**	**Competitive with the market**
	Time-Based RSUs	**$40.0M** vesting over 7 years **($5.7M per year)**	**Competitive with the market** with a longer than normal vesting schedule
	Total Target	**$7.7M annual value**	**Aligned with market median Target Total Direct Compensation of $7.7M** (source: Compensia April 2018 Report for Compensation Committee)
Additional Upside only with a Personal Investment and Performance	**Investment RSUs**	**$20.0M** vesting over 4 years contingent on purchase of $20.0M of stock **($5.0M per year)**	**Required Mr. Arora to make a significant personal investment in us**
	Performance Stock Options	**$65.0M** vesting over 4 years <u>ONLY</u> if stock price achievement targets are met.	**Provide maximum value to Mr. Arora only if all stockholders realized significant value**

% Eligible to Vest	Stock Price Achievement	Time Frame To Achieve
25%	+50%	4 years
25%	+100%	5 years
25%	+150%	6 years
25%	+200%	7 years

Our Board recognized the significant investment represented by Mr. Arora's new hire compensation. Accordingly, in subsequent years, the Board anticipated decreases in Mr. Arora's compensation to further align with market competitive levels for continuing service with the Company, as opposed to the level of compensation necessary to attract Mr. Arora to join the Company as our Chief Executive Officer.

FISCAL 2019 THROUGH 2022 TRANSFORMATION: MARKET COMPETITIVE PAY LEVELS AND EVOLVING COMPENSATION IN DIRECT RESPONSE TO STOCKHOLDER FEEDBACK

In designing Mr. Arora's compensation packages since he joined the Company in 2018, our Board and Compensation and People Committee sought to deliver market-competitive compensation commensurate with Mr. Arora's capabilities and experience and reflective of the considerable challenge of leading the Company's transformation from a provider of hardware delivered security to a provider of security delivered through the cloud, with multiple products to protect our customers' enterprise, cloud, endpoints, Security Operation Centers and more.

After a disappointing "Say-on-Pay" vote at our 2020 annual meeting of stockholders, we conducted a comprehensive review of our executive compensation practices. Mr. Arora, in his capacity as Chair of the Board, gave his full support to this process and encouraged our Board and Compensation and People Committee to look at all aspects of our executive compensation program and make the necessary changes to respond to stockholder feedback and further align our program with best practices. As a result of this root and branch examination, our Compensation and People Committee significantly reduced the size of the target value of Mr. Arora's annual equity grant to $15.0 million in fiscal 2022, from $21.0 million in fiscal 2021 and $22.0 million in fiscal 2020, and significantly increased the portion of his total compensation that is performance-based. Mr. Arora's fiscal 2022 target direct compensation is at the 75th percentile of Company's compensation peer group.

Our Compensation and People Committee also made other significant changes to Mr. Arora's compensation structure for fiscal 2022:

- A new design for PSUs featuring multi-year financial measures and a relative TSR modifier that requires sustained performance above target, for multiple years, to receive an above target payout.
- 100% performance-based equity.
- An increase in his stock ownership requirement to 10x base salary.
- A one-year post-vesting holding period for equity awards.

CEO COMPENSATION

	FY20 Target[2]	FY21 Target	FY22 Target
Annual Salary[1]	**$1.0M**	**$1.0M**	**$1.0M**
Target Bonus	**$1.0M**	**$1.0M**	**$1.0M**
Time-Based RSUs	$11.0M vesting over 3 years		n/a
Performance Stock Units	$11.0M vesting over 3 years	$21.0M vesting over 4 years	$15.0M
Total Target	**$24M**	**$23M**	**$17.0M**
Year-Over-Year Change (total compensation)		**-4.2%**	**-26.1% (-29.2% from FY20)**
Performance-Based (total compensation)	**50.0%**	**95.7%**	**94.1%**

[1] For each of fiscal 2020 and 2021, Mr. Arora forewent a portion of his annual salary in connection with our funding efforts to support colleagues and communities impacted by the COVID-19 pandemic. He opted to receive only approximately $0.7 million of his salary in fiscal 2020 and approximately $0.3 million of his salary in fiscal 2021, and has again opted in fiscal 2022 to receive only approximately $0.3 million.

[2] Includes equity awards granted in July 2019 for fiscal 2020, as disclosed in the proxy statement for our 2019 annual meeting of stockholders.

CEO and NEO Pay for Performance Alignment For Fiscal 2021

Pay for performance is a cornerstone of our compensation philosophy. We balance our **strong pay-for-performance compensation philosophy** – where the vast majority of our Chief Executive Officer and other NEO compensation is at-risk and performance-based – with our **need to recruit, incentivize, and retain** talented executives in a highly competitive market. The result is an executive compensation program that is significantly weighted toward at-risk compensation tied to our financial and operational performance.

The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2021 compensation program for our Chief Executive Officer and other named executive officers.



CEO
4%
Base Salary[1]

92%
Performance Stock Units (PSU)

96% At-Risk

4%
Target Annual Cash Incentive Opportunity

OTHER NEOs
6%
Base Salary

88%
Performance Stock Units (PSU)

94% At-Risk

6%
Target Annual Cash Incentive Opportunity

[1] Graph reflects Mr. Arora's target base salary of $1 million, a significant portion of which he elected to forego to help fund our efforts to support colleagues and communities impacted by the COVID-19 pandemic.

In line with our pay for performance compensation philosophy, our Compensation and People Committee also focuses on awarding compensation commensurate with the position and responsibilities held by our NEOs. If an NEO's position or responsibilities change, our Compensation and People Committee undertakes a review of that NEO's compensation to ensure that it remains commensurate with the new position and responsibilities.

 On August 10, 2021, we announced that Willian "BJ" Jenkins joined the Company as our President and Amit Singh would transition to the role of Chief Business Officer. Following this announcement and an assessment of Mr. Singh's new role and responsibilities compared to his prior role, our Compensation and People Committee approved a forfeiture of a portion of Mr. Singh's outstanding PSO. As a result, Mr. Singh agreed to forfeit the fourth vesting tranche of the award (108,537 shares), which had not yet vested and had an unvested "in the money" value of approximately $35.6 million, based on the closing price of our common stock on the date of forfeiture.

Compensation-Setting Process

Compensation Timeline and Process



REVIEW

August

- Review annual budget and operating goals
- Engage with management to design and approve the cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Set target compensation for fiscal year and make executive equity grants

EVALUATE

September - July

- Review year to date performance to goals
- Review trends in executive compensation and governance

APPROVE

Following August

- Review full year performance to goals
- Determine and approve incentive awards for NEOs

Our Compensation and People Committee makes compensation decisions after considering factors that include:

- The performance and experience of each executive officer;
- The scope and strategic impact of the executive officer's responsibilities;
- Our past business performance and future expectations;
- Our long-term goals and strategies;
- The performance of our executive team as a whole;
- An analysis of competitive market conditions, with the assistance of its external compensation consultant(s);
- The incentives provided to our executives to remain with the Company and drive the Company's continued growth;
- The value of each executive's unvested equity holdings;
- For each executive officer, other than our CEO, the recommendation of our CEO based on an evaluation of his performance;
- The challenge and cost of replacing high-performing leaders with in-demand skills; and
- The internal parity of compensation among our executive officers.

Our Compensation and People Committee does not apply a formula or assign relative weights to specific compensation elements.

Roles and Responsibilities

PARTICIPANT	ROLE IN COMPENSATION DETERMINATION PROCESS
Compensation and People Committee	• Review, evaluate and approve the compensation arrangements, plans, policies, and practices for our NEOs • Oversee and administer cash-based and equity-based compensation plans • Review our executive compensation program from time to time to determine whether they are appropriate, properly coordinated, achieve their intended purposes and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements • Retain the services of external advisors, including compensation consultants, legal counsel and other advisors, from time to time, as it sees fit, in connection with carrying out its duties
Management	• Together with our independent compensation consultants, the Chief Executive Officer and the Chief People Officer assist the Compensation and People Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data with respect to compensation and management's perspective and recommendations on compensation matters • Chief Executive Officer makes recommendations to the Compensation and People Committee regarding compensation matters, including the compensation of executive officers (other than himself) • Chief Executive Officer participates in meetings of the Compensation and People Committee (other than portions of meetings that involve discussions of his own compensation) While our Compensation and People Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, these recommendations and proposals are only one factor in our Compensation and People Committee's decision-making process.
Independent Compensation Consultants *For fiscal 2021 advice, the committee engaged Compensia, Inc., a national compensation consulting firm* *For fiscal 2022 advice, the committee engaged Pay Governance and Meridian Compensation Partners, national compensation consulting firms*	• Assist the Compensation and People Committee in executing the executive compensation strategy and guiding principles, assessing the current target total direct compensation opportunities of our executive officers, including comparing them against competitive market practices, developing a compensation peer group and advising on executive compensation decisions • None of Compensia, Pay Governance or Meridian Compensation Partners provided any services to the Company other than the services provided to our Compensation and People Committee • Our Compensation and People Committee assessed the independence of Compensia and Pay Governance taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq and has concluded that no conflict of interest exists with respect to the work that Compensia, Pay Governance, Meridian Compensation Partners perform for our Compensation and People Committee

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, at the Compensation and People Committee's request, Compensia compiled market data from a compensation peer group approved by our Compensation and People Committee and industry surveys, including the Radford Global Technology Executive Compensation Survey. The Compensation and People Committee, with the assistance of Compensia, then analyzed the market and survey data when making fiscal 2021 compensation decisions.

Competitive Positioning

For fiscal 2021, our Compensation and People Committee continued to compare and analyze our executive compensation program and each component of executive compensation against data from a formal compensation peer group of companies.

In the context of our annual executive compensation review, with assistance from Compensia and input from management, in February 2020, our Compensation and People Committee reviewed the peer group of publicly-traded technology companies used to provide information regarding compensation practices for fiscal 2020 to determine if any changes were appropriate for use for fiscal 2021 pay decisions. In determining which companies to include in the peer group, our Compensation and People Committee considered companies that met some or all of the following criteria: (i) operated in a high-technology industry; (ii) had annual revenue between approximately $1.5 billion and $5.0 billion; (iii) had revenue growth greater than 20%; (iv) had a market capitalization between approximately $10.0 billion and $35.0 billion; and (v) had a market capitalization that was at least six times annual revenue. Red Hat and Tableau Software were removed from the peer group used for fiscal 2020 compensation decisions due to their acquisitions, and Snap, Inc. and Synopsys, Inc. were added based on the identified criteria. After these changes, the Company was at the 48th percentile of the peer group in terms of revenue and 60th percentile in terms of market capitalization.

The following publicly-traded companies made up our compensation peer group for fiscal 2021:

Akamai Technologies, Inc.	Fortinet Inc.	ServiceNow, Inc.	SS&C Technologies Holdings, Inc.
Arista Networks Inc.	Norton LifeLock	Snap, Inc.	Synopsys, Inc.
Autodesk, Inc.	Okta, Inc.	Splunk Inc.	Twitter, Inc.
Cadence Design Systems	PayChex, Inc.	Square, Inc.	Workday, Inc.
F5 Networks Inc.			

Fiscal 2021 Executive Compensation Program

Our executive compensation programs are tied to the Company's financial and operational performance, support our commitment to good compensation governance and provide market-based opportunities to attract, retain and motivate our executives in an intensely competitive market for qualified talent.

FISCAL 2021 PROGRAM HIGHLIGHTS

- No base salary or annual incentive opportunity increases in fiscal 2021 for continuing NEOs.
- Equity compensation granted in fiscal 2021 was 100% performance-based PSUs.
- Performance measures aligned with business strategy.
- Chief Executive Officer donated 2/3rds of his fiscal 2021 base salary to our COVID-19 relief fund (continuing this practice from the second half of fiscal 2020).
- Mr. Golechha promoted to Chief Financial Officer.
- Outstanding performance resulted in 150% achievement for cash incentive plan and 200% performance for PSUs.

The following table lists the pay elements of our fiscal 2021 programs and the purpose they served:

	Pay Element	Purpose	Performance Period	Performance Metric
Fixed Pay	Base Salary	Designed to be market-competitive and attract and retain talent	n/a	n/a
At Risk Pay	Annual Cash Incentive Opportunity	Incentivize achievement of near-term financial and operational objectives, consistent with longer-term goals	Annual	Annual normalized billings for fiscal 2021 Annual organic operating margin for fiscal 2021
	Performance Stock Units (PSU)	Reward long-term profitability and long-term performance relative to peers Create alignment with stockholders Facilitate executive retention	Annual, but vest over **four** years, subject to performance and continued employment	Annual normalized billings for fiscal 2021 Annual organic operating margin for fiscal 2021

Fiscal 2021 Executive Compensation Program Components

BASE SALARY

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, our Compensation and People Committee reviews the base salaries of each NEO annually and makes adjustments as it determines to be reasonable and necessary in line with the factors described under "Compensation Timeline and Process" above.

NO INCREASE IN BASE SALARY FOR ANY NEO IN FISCAL 2021.

The table below shows the base salary for each NEO for fiscal 2021.

Name	Base Salary End of Fiscal 2020 ($)	Base Salary End of Fiscal 2021	Percentage Increase
Mr. Arora[1]	1,000,000	$1,000,000	0%
Mr. Golechha[2]	n/a	$ 600,000	n/a
Mr. Singh	750,000	$ 750,000	0%
Mr. Klarich	550,000	$ 550,000	0%
Mr. Zuk	430,000	₪1,482,000[3]	0%

[1] On March 31, 2020, Mr. Arora announced that he intended to forego his base salary of $1 million beginning on April 1, 2020 through March 31, 2021, and requested that we donate such amount to our COVID-19 relief fund. As a result, $666,667 was donated to our COVID-19 relief fund in fiscal 2021. The primary purpose of our Company's COVID-19 relief fund is to support our employees who are paid on an hourly basis and other employees personally impacted by the COVID-19 pandemic.

[2] Mr. Golechha's annual base salary for fiscal 2021 was set at $600,000 in connection with his promotion to Chief Financial Officer in March 2021.

[3] Mr. Zuk transferred his employment to our Israel subsidiary in August 2020 and his base salary, expressed in Israeli currency, was set equal to his fiscal 2020 base salary in US dollars.

ANNUAL CASH INCENTIVE COMPENSATION

We use annual cash incentive compensation to motivate our NEOs to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals.

FISCAL 2021 INCENTIVE COMPENSATION PLAN

In August 2020, our Compensation and People Committee adopted a cash incentive plan for all employees not paid commissions (including our NEOs) and approved the target levels for the annual financial objectives at levels that were challenging and required substantial skill and effort on the part of senior management. The cash incentive plan included an annual performance period with (i) payouts of up to 100% of the target cash incentive compensation opportunities made on a semi-annual basis based on year to date results and (ii) payouts for over-performance (referred to as accelerator payments and discretionary payments, as described below) made after the end of the fiscal year. See the section titled "Fiscal 2021 Cash Incentive Plan Measure and Curves" below for additional information regarding the target payout and actual payout under our cash incentive plan.

TARGET ANNUAL INCENTIVE COMPENSATION OPPORTUNITIES

As in prior years, the target annual cash incentive compensation opportunities for our NEOs were expressed as a percentage of their respective base salaries.

> **NO INCREASE IN TARGET ANNUAL CASH INCENTIVE COMPENSATION FOR ANY NEO IN FISCAL 2021.**

The table below shows the target annual cash incentive compensation percentage for fiscal 2021 and the corresponding target and maximum dollar values:

Name	Target Annual Incentive Compensation Opportunity (as a % of base salary) at end of Fiscal 2021	Fiscal 2021 Target Annual Incentive Compensation Opportunity ($)	Fiscal 2021 Maximum Annual Incentive Compensation Opportunity ($)
Mr. Arora	100%	1,000,000	3,000,000
Mr. Golechha[1]	100%	245,605	736,815
Mr. Singh	100%	750,000	2,250,000
Mr. Klarich	100%	550,000	1,650,000
Mr. Zuk	100%	430,000[2]	1,290,000[2]

[1] Mr. Golechha's target annual cash incentive compensation opportunity was set at 100% of his annual base salary in connection with his promotion to Chief Financial Officer, but he was only eligible for the cash incentive plan for the second half of fiscal 2021.

[2] Mr. Zuk transferred his employment to our Israel subsidiary in August 2020 and will be paid in Israeli currency.

CORPORATE PERFORMANCE MEASURES

For fiscal 2021, our Compensation and People Committee selected annual normalized billings and annual organic operating margin as the corporate performance measures. Our Compensation and People Committee determined that changing the measures from revenue and earnings per share was an appropriate change to ensure close alignment of compensation strategy with business strategy.

Corporate Performance Metric	What It Is	Why It's Important
Annual normalized billings	Fiscal 2021 billings as reported in our Form 10-K, less billings from entities acquired in fiscal 2021	A billings metrics better reflects in-period organic performance and aligns with the shift in our business model to one focused on annual recurring revenue
Annual organic operating margin	Fiscal 2021 non-GAAP operating margin, excluding the effects of acquisitions and dispositions in fiscal 2021 and bonus payout in excess of 100% of the target cash incentive under our cash incentive plan	This profitability measure is tied to management performance and profit we generate for stockholders

Potential payouts under the plan were based on a set of curves representing different levels of organic operating margin and normalized billings performance.

- **Design:** To provide an incentive to management to make appropriate trade off decisions between investments in growth and profitability.

- **Pay and Performance Relationship:** The curves were designed to require significant performance above each curve to move to the next curve so that performance slightly above target would not result in an above target payout. Performance below the minimum curve would result in 0% of target payout and performance above the maximum curve would result in a formulaic payment maximum of 150% regardless of the level of overperformance.

- **Target Setting:** Due to the inherent uncertainty in setting targets as a result of the COVID-19 pandemic, our fiscal 2021 operating plan approved in August 2020, which was used to set the incentive plan targets, provided a range for normalized billings and organic operating margin targets. In addition, we set the performance period for one year because of the difficulty in setting a multi-year performance goals due to the economic uncertainty caused by the COVID-19 pandemic. Performance above the high end of the target range was required for an above 100% payout.

- **Difficulty of Achieving Targets:** Fiscal 2021 targets represented normalized billings growth of 13% to 16% above the prior year and an improvement of organic operating margin of 50bp to 90bp. When we set the targets in August 2020, we decided that these targets were set at an appropriate level of stretch performance based on our internal financial projections and the macro economic environment. We subsequently released fiscal 2021 guidance in November 2020 that was above our fiscal 2021 financial plan. Given our overperformance to this guidance, even if the updated guidance had remained used to set the targets for the fiscal 2021 curves, payouts would have been the same.

The graph below contains the curves used to determine payouts in the fiscal 2021 cash incentive plan.

FISCAL 2021 CASH INCENTIVE PLAN MEASURES AND CURVES



* Represents billings of $4,302 million and non-GAAP operating margin of 17.6% for fiscal 2020.

	FY21 Targets	FY21 Targets vs. FY20 Actuals[1]	FY21 Actual	FY21 Actuals vs. FY20 Actuals[1]	FY21 Payout
Normalized Billings	$4,881 to $4,976M	13% to 16% growth	$5,379M	25%	**150% of Target**
Organic Operating Margin	18.1% to 18.5%	50bp to 90bp	21.5%	410bp	

[1] FY20 Actuals represented by billings and non-GAAP operating margin as reported in our earnings release on August 24, 2020.

The calculation of normalized billings and organic operating margin is provided in Appendix A to this Proxy Statement.

PERFORMANCE REQUIREMENTS

Under the cash incentive plan, funding would be made as the organic operating margin target and the normalized billings target are achieved as per the chart above. Achievement above the minimum achievement would increase funding on a non-linear basis, with achievement of 100% of both performance targets resulting in funding at 100% of the target cash incentive compensation opportunity. Payouts of up to 100% of the target cash incentive compensation opportunities are made on a semi-annual basis and any payouts for performance exceeding 100% of the annual targets (referred to as accelerator payments) are paid out as described in the following paragraph.

For achievement in excess of 100%, funding would increase on a non-linear basis, based on overperformance on normalized billings and/or organic operating margin versus the annual targets. In addition, such over-performance could be further rewarded through discretionary payments that would be equal to 200% of each NEO's applicable target annual cash incentive compensation opportunity less any accelerator payments; accordingly for any NEO, the maximum cash incentive opportunity is equal to 300% of their target incentive opportunity.

For fiscal 2021, our Compensation and People Committee made no discretionary changes to cash incentive plan payouts.

The total potential payouts under the cash incentive plan to all participants (which includes any accelerator and/or discretionary payments) were capped at 150% of the target amounts.

LONG-TERM EQUITY COMPENSATION

Our long-term equity compensation is designed to encourage executives to achieve stretch goals in key performance metrics selected to drive long-term performance of our Company and value creation for stockholders. As shown in the graph below, in fiscal 2021, 100% of the long-term equity compensation granted to our NEOS was performance-based (aside from new-hire grants, which include a restricted stock unit grant) and the fiscal 2022 grants are also 100% performance-based grants.

RSU VS PSU/PSO MIX[1]



[1] Values above represent the target value of annual awards to NEOs. Certain grants that were made in July 2019 represented advanced grants for fiscal year 2020 and are reflected as fiscal year 2020 above. Values exclude any new hire awards.

FISCAL 2021 EQUITY COMPENSATION

100% PERFORMANCE-BASED EQUITY GRANTED TO NEOS IN FISCAL 2021.

In fiscal 2021, 100% of the equity awards granted to our NEOs were in the form of PSUs, resulting in the entirety of the equity awards being at risk and performance based. The Compensation and People Committee determined the size of the awards based on the strong performance, leadership skills and valuable contributions to our company of our NEOs especially in the context of the significant transition in our business to expand to a more cloud-centric platform. For all NEOs (except Mr. Klarich), the size of the fiscal 2021 award represented a decrease from the size of their fiscal 2020 award.

The table below shows the targeted value of PSU grants made to our NEOs in fiscal 2021, with the actual target number of shares subject to the PSUs determined based on the 30-day average closing price prior to October 15, 2020.

Name	Targeted Value for PSUs Granted for fiscal 2020 ($)*	Targeted Value for PSUs Granted in fiscal 2021 ($)	Percentage decrease
Mr. Arora	22,000,000	21,000,000	5%
Mr. Golechha**	n/a	4,000,000	n/a
Mr. Singh	16,800,000	10,000,000	40%
Mr. Klarich	10,000,000	10,000,000	0
Mr. Zuk	5,000,000	3,000,000	40%

* This column aggregates awards made on July 31, 2019 and awards made in October 2020.

** Mr. Golechha received the PSU award upon his promotion to CFO. He also received a targeted value of $4,000,000 of RSUs upon his hire as SVP, Finance in December 2020.

The graph below contains the curves used to determine performance targets for the fiscal 2021 NEO PSU grants.

FISCAL 2021 EXECUTIVE PSU GRANT PERFORMANCE CURVES



* Represents billings of $4,302 million and non-GAAP operating margin of 17.6% for fiscal 2020.

The number of PSUs eligible to vest (the "Eligible PSUs") was determined based on achievement of the FY21 PSU Performance Metrics. Eligible PSUs may be up to 200% of the Target Number of PSUs. Any PSUs that did not become Eligible PSUs due to the minimum FY21 PSU Performance Metrics threshold not being achieved could be forfeited without consideration.

Normalized billings and annual organic operating margin were the PSU Performance Metrics for fiscal 2021. As set forth above in the Corporate Performance Measures section, we set the targets of the PSU Performance Metrics at a level of stretch performance which required significant performance above our internal financial projections. As a result of overachieving our targets by achieving normalized billings of $5,379 million and organic operating margin of 21.5%, 200% of the PSUs became Eligible PSUs.

Once the number of Eligible PSUs was determined, they vest generally over four years, subject to continued employment. Mr. Arora's PSU grant schedule is weighted toward vesting in years 3 and 4. See "Fiscal 2021 Outstanding Equity Awards at Fiscal Year-End" table for detail on vesting schedules.

The same performance metrics and performance period were utilized for the PSU grants and the cash incentive plan because billings and operating margin are two of the key metrics to our success and we believe these two metrics are the best metrics to incentivize our management team to perform at a high-level and in a forward-looking manner. In addition, we set the performance period for one year because of the difficulty in setting a multi-year performance goal due to the economic uncertainty caused by COVID-19 pandemic.

Starting in fiscal 2022, based on stockholder feedback and the advice of our independent compensation consultants, we will use different performance targets for PSU grants and the annual cash incentive plan. Additionally, PSUs will have a multi-year performance period going forward.

OUR APPROACH TO ONE-TIME AWARDS TO NAMED EXECUTIVES

The Compensation and People Committee believes it may be necessary from time-to-time to make one-time awards outside of the normal grant cycle in certain circumstances, primarily to attract new executives, internally promote an executive or counter an external competing offer to one of our existing executives for retention purposes.

In considering these awards, the Compensation and People Committee follows the following principles:

- For new hire awards, time vested equity should compensate the executive for a portion of the unvested equity they would forfeit from their current role or forego from a competing offer. Any additional upside should be delivered through performance based equity such that a majority of the total equity value is performance based.
- For promotion and retention awards, the majority of the award should be performance based and any time vested equity granted only if the employee's existing unvested equity is low compared to market benchmarks or internal peers.

In fiscal 2021, all one-time awards to existing executives – to Mr. Golechha upon his promotion to CFO and to Mr. Visoso as a retention award following his receipt of a competing external offer – were made exclusively with performance based awards in line with these principles.

Additionally, in fiscal 2022, the new hire award for BJ Jenkins, our President, was made with a majority of the award in performance based equity and time vested equity was used only to compensate him for a portion of the unvested value that he would forfeit upon resigning his current position.

FISCAL 2021 ACHIEVEMENT WITH RESPECT TO OUTSTANDING REVENUE GROWTH PSUs

In fiscal 2019, Messrs. Arora, Singh, Klarich and Zuk were granted PSUs that had performance criteria based on revenue growth in each of fiscal 2020, fiscal 2021 and fiscal 2022. Based on our annual revenue growth of 24.8% from fiscal 2020 to fiscal 2021, our Compensation and People Committee determined an achievement level of 100% for the portion of the July 2019 PSUs eligible to vest based on fiscal 2021 annual revenue growth.

FISCAL 2021 ACHIEVEMENT WITH RESPECT TO OUTSTANDING PERFORMANCE-BASED STOCK OPTIONS

We granted performance-based stock options (the "PSOs") to Mr. Arora upon his hire in June 2018 and to Messrs. Singh, Klarich and Zuk in fiscal 2019 to further incentivize long-term stockholder value creation. Each of the PSOs had a per share exercise price equal to fair market value on the date of grant and they were only eligible to vest upon achievement of stock price growth against a measurement price of $198.50. Achievement is determined in four performance tranches, and there is an additional service-based requirement based on service since the grant date. The performance tranches are:

- A 30 trading days average stock price of 150% of the measurement price within 4 years of grant.
- A 30 trading days average stock price of 200% of the measurement price within 5 years of grant.
- A 30 trading days average stock price of 250% of the measurement price within 6 years of grant.
- A 30 trading days average stock price of 300% of the measurement price within 7 years of grant.

The first tranche was achieved in fiscal 2021 on December 22, 2020 and the second tranche was achieved on August 30, 2021 and both tranches will vest in accordance with individual vesting schedules over four years from the initial grant date.

The following table shows outstanding performance based grants made to our NEOs with remaining performance targets. This table illustrates that a significant portion of performance-based awards remain outstanding and continue to incentivize our NEOs' performance going forward.

Grant	% of Total Grant[1]	Measure Type	FY22	FY23	FY24	FY25	FY26
Outstanding PSO Grants							
FY18 CEO New Hire Grant	n/a	Stock Price Appreciation	Stock price of 250% of the measurement price within 6 years of grant				
			Stock price of 300% of the measurement price within 7 years of grant				
FY18 NEO Annual Grant	n/a	Stock Price Appreciation	Stock price of 250% of the measurement price within 6 years of grant				
			Stock price of 300% of the measurement price within 7 years of grant				
Outstanding PSU Grants							
FY19 PSUs	n/a	Financial Metric	FY22 Revenue Growth				
NEW - Executive PSU Program							
FY22 Grant (Made August 2021)	50% (Transition Grant)	Financial Metrics	FY22 Revenue Growth	FY23 Target TBD			
		Relative TSR	2 Year Relative TSR vs. S&P 500				
	50%	Financial Metrics	FY22 Actual vs. Target	FY23 Target TBD	FY24 Target TBD		
		Relative TSR	3 Year Relative TSR vs. S&P 500				
FY23 Grant (Intention)	20%	RSU		1/3 vest @ YE	1/3 vest @ YE	1/3 vest @ YE	
	80%	Financial Metrics		FY23 Target TBD	FY24 Target TBD	FY25 Target TBD	
		Relative TSR		3 Year Relative TSR vs. S&P 500			

Final Payout = Average of Annual Financial Metric Payouts X Relative TSR Modifier

Start and End of Performance Period

Fiscal 2022 Compensation Decisions

As discussed above, in connection with the continuing evolution of our compensation programs in response to stockholder feedback and the advice our Compensation and People Committee received from its independent compensation consultants, we made significant changes to our compensation practices for fiscal 2022.

Changes for Fiscal 2022

	Pay Element	Fiscal 2021	Fiscal 2022
Fixed Pay	**Base Salary**	No change	No change
At Risk Pay	**Annual Cash Incentive Opportunity**	Normalized billings and organic operating margin	Same metrics. Higher results required to achieve 100% performance. Targets set above the level of the guidance issued in earnings call held with respect to fiscal 2021 results. Calculated result will be adjusted up or down by up to 10% based on an ESG scorecard with climate, inclusion and diversity, and human capital metrics.
	Restricted Stock Units	No RSUs granted to ongoing NEOs	No RSUs granted to NEOs as part of annual grant cycle for fiscal 2022. We plan to reintroduce RSUs as approximately 20% of the target award value for NEO grants beginning in fiscal 2023 in line with best practice and in response to investor feedback. RSUs will be used in connection with new hire awards as appropriate in order to compensate key executives for unvested equity they will forfeit upon joining the Company.
	Performance Stock Units (PSU)	Annual Normalized Billings and Annual Organic Operating Margin for fiscal 2021 Vesting occurs over four years with customized vesting schedule for each executive	PSUs will make up 100% of fiscal 2022 equity award. Different metrics used for PSUs than for annual cash incentive. Begin transition to new 3 year performance award design. • For fiscal 2022 (transition year), PSU awards will be split between a two year performance period for fiscal 2022 to fiscal 2023 (50% of target award value) and a three year performance period for fiscal 2022 through fiscal 2024 (50% of target award value). The first vesting event will be after the completion of the first two year performance period. • Each performance period will have achievement determined based on annual revenue growth (0%-200% potential payouts) with a modifier (.75x to 1.5x) based on relative total stockholder return versus the S&P 500. • Beginning for fiscal 2023, the same structure will be used, but for a single three year performance period with a financial metric and relative total shareholder return modifier.

For fiscal 2022, the following targeted grant values were approved for our NEOs (compared to fiscal 2021 grants).

Name	Targeted Value for Fiscal 2021 PSUs ($)	Targeted Value for Fiscal 2022 PSUs ($)
Mr. Arora	21,000,000	15,000,000
Mr. Golechha	4,000,000	4,000,000
Mr. Singh	10,000,000	0*
Mr. Klarich	10,000,000	10,000,000
Mr. Zuk	3,000,000	3,500,000

* Due to transition in role to Chief Business Officer.

BJ Jenkins Compensation Arrangements

On August 10, 2021, we announced that William "BJ" Jenkins joined the Company as the Company's President. To determine Mr. Jenkins' compensation, the Compensation and People Committee considered the following factors:

- His qualifications and proven experience, including his most recent role as the President and Chief Executive Officer of Barracuda Networks.
- A review of market data for base salaries, target annual cash incentive compensation opportunities and equity compensation of executives holding similar positions at comparable companies.
- The fiscal 2022 changes to our executive compensation programs and our principle to make the majority of new hire awards performance based.
- Our estimate of Mr. Jenkins' unvested equity in his current role as Chief Executive Officer of a privately held company.
- The input and advice from outside advisers on the quantum of each component and the design of the equity grant.

The Compensation and People Committee approved an offer letter setting forth the following terms:

- No special sign on benefits, such as a sign on bonus.
- Annual base salary of $750,000.
- Target annual incentive compensation of 100% of his base salary.
- $10,000,000 restricted stock unit award to compensate him for a portion of our estimated value of the unvested equity that he forfeited, with 40% vesting on the one-year anniversary of the date of grant, 30% during the second year in equal quarterly increments, 20% during the third year in equal quarterly increments and 10% during the fourth year in equal quarterly increments, subject to his continued employment with the Company on each vesting date.
- $14,000,000 PSU award to provide upside compensation, but only if the multiple year performance targets are achieved and subject to his continued employment with the Company on each vesting date. The PSUs were granted under the Company's new fiscal 2022 executive PSU program (with the same achievement targets as the grants made to our NEOs) and vest as follows:
  - 33% of the PSU shares attained will vest on the first anniversary of the grant date based on fiscal year 2022 revenue growth.
  - 33% of the PSU shares attained will vest on the second anniversary of the grant date based on the Company's financial performance and relative total stockholder return performance for fiscal years 2022 and 2023.
  - 34% of the PSU shares attained will vest on the third anniversary of the grant date based on the Company's financial performance and relative total stockholder return performance for fiscal years 2022, 2023 and 2024.

Our Board recognizes the significant investment represented by Mr. Jenkins' new hire compensation. Accordingly, in subsequent years, the Board anticipates decreases in Mr. Jenkins's compensation to further align with market competitive levels for continuing service with the Company, as opposed to the level of compensation necessary to attract Mr. Jenkins to join the Company as our President. We intend for Mr. Jenkins' compensation to be awarded based on the principles we discussed in this CD&A, including future annual equity grants to be at least 75% performance-based in line with market best practices and PSU awards designed to include a TSR multiplier and require sustained performance over multiple years for any payout.

Amit Singh's Transition to Chief Business Officer

In connection with Mr. Jenkins joining the Company, Amit Singh transitioned to the role of Chief Business Officer. As part of this transition and following an assessment of Mr. Singh's new role and responsibilities compared to his prior role, our Compensation and People Committee approved a forfeiture of a portion of Mr. Singh's outstanding PSO. As a result, Mr. Singh agreed to forfeit the fourth vesting tranche of the award (108,537 shares), which had not yet vested and had an unvested "in the money" value of approximately $35.6 million, based on the closing price of our common stock on as of the date of forfeiture.

Other Aspects of Our Executive Compensation Programs

Employment Agreements

Each of our NEOs is a party to an employment arrangement setting forth the material terms of his or her employment. For a summary of the material terms and conditions of these arrangements, see the section titled "—*Executive Employment Agreements*."

Post-Employment Compensation

The employment arrangement for each of our NEOs provides for payments and/or benefits related to an involuntary termination of employment, including in connection with a change in control of our company, on a "double trigger" basis. We believe that these protections assist us in retaining the services of these individuals. We also believe that these protections serve our business objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of our company. The terms of these post-employment compensation arrangements were determined after our board of directors and Compensation and People Committee reviewed our retention goals for each NEO and an analysis of relevant market data.

For a summary of the material terms and conditions of these post-employment compensation arrangements, as well as an estimate of the amounts potentially payable pursuant to such arrangements, see the sections titled "—*Executive Employment Agreements*" and "—*Potential Payments Upon Termination or Change in Control*."

Stock Ownership Policy

Our board of directors believes that our executive officers and the non-employee members of our board of directors should hold a meaningful financial stake in our company to closely align their interests with those of our stockholders and therefore adopted stock ownership guidelines in fiscal 2017. These guidelines were revised with respect to our Chief Executive Officer in 2021. Under the current guidelines, our Chief Executive Officer and executive officers who report directly to our Chief Executive Officer are required to achieve ownership of our common stock within five years of the later of August 26, 2016 or such executive officer's hire, appointment or election date as applicable, at the following levels:

- Our Chief Executive Officer must own the lesser of (i) common stock with a value of 10 times his or her annual base salary or (ii) 22,000 shares; and
- Each executive officer must own the lesser of (i) common stock with a value of his or her annual base salary or (ii) 3,825 shares.

The base salary multiples above are consistent with current market practices, and the alternative share number thresholds are intended to provide our executive officers with certainty as to whether the guidelines are met, regardless of our then-current stock price. All of our NEOs, except Mr. Golechha, who is not required to comply as a result of the five-year phase in, currently comply with these guidelines.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation and People Committee our compensation policies and practices as they relate to our risk management. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this conclusion, we have considered, among other things, the following factors:

- our cash incentive plan reflects a "pay for performance philosophy" that rewards our NEOs and other eligible employees for achievement of performance targets;

- our equity awards include multi-year vesting schedules requiring long-term employee commitment;
- we regularly monitor short-term and long-term compensation practices to determine whether management's objectives are satisfied; and
- for our Fiscal 2021 Incentive Compensation Plan, we instituted a per person cap of 300% of the target incentive compensation opportunity for each quarter to manage costs and to limit any potential risks related to short-term incentives.

Compensation Recovery Policy

During fiscal 2018, we adopted a Clawback Policy pursuant to which we may seek the recovery of performance-based incentive compensation paid by us under certain circumstances. The Clawback Policy applies to our Chief Executive Officer and to all officers who report directly to the Chief Executive Officer, including our NEOs (the "covered executives"). The Clawback Policy provides that if (i) we restate our financial statements as a result of a material error; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of specific financial results paid to a covered executive would have been less if the financial statements had been correct; (iii) no more than two years have elapsed since the original filing date of the financial statements upon which the incentive compensation was determined; and (iv) our Compensation and People Committee unanimously concludes, in its sole discretion, that fraud or intentional misconduct by such covered executive caused the material error and it would be in our best interests to seek from such covered executive recovery of the excess compensation, then our Compensation and People Committee may, in its sole discretion, seek repayment from such covered executive.

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and members of our board of directors from engaging in derivative securities transactions, including hedging or other transactions that offset, or are designed to hedge or offset, any decrease in the market value of our equity securities and from pledging company securities as collateral or holding company securities in a margin account.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers in any taxable year.

While our Compensation and People Committee is mindful of the benefit of being able to fully deduct the compensation paid to our NEOs, our Compensation and People Committee believes that we should retain the flexibility to provide compensation to our NEOs that is not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. Our Compensation and People Committee intends to continue to compensate our NEOs in a manner consistent with the best interests of our company and our stockholders even if any portion of such compensation is non-deductible.

TAXATION OF "PARACHUTE" PAYMENTS

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability that the NEO might owe as a result of the application of Sections 280G or 4999 during fiscal 2019, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement in the future.

ACCOUNTING FOR SHARE-BASED COMPENSATION

We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Perquisites and Other Personal Benefits

Retirement Plans. We have established a U.S. tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently match contributions made to the plan by our employees up to $1,000, including our NEOs. In fiscal 2021, Messrs. Golechha, Klarich, Singh and Visoso participated in our Section 401(k) retirement plan and each received a matching contribution of $1,000. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, or the Code, so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan. We made payments for Mr. Zuk to certain Israeli pension and severance funds available to employees of our Israel subsidiaries.

Health and Welfare Plans. In addition, we provide other benefits to our NEOs on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

In November 2019, the Company retained a leading global risk management and security consulting firm to analyze and determine if there was a bona-fide business related security concern for Mr. Arora. Based on the results of its investigation (which included a personal security incident involving Mr. Arora), this firm determined that there was a bona-fide, business related security concern for Mr. Arora and credible threat actors existed with both the willingness and resources necessary for conducting an attack on Mr. Arora. Accordingly, the firm recommended that the Company take various steps to ensure the safety of Mr. Arora. In turn our Compensation and People Committee determined that, if any harm occurred to our Chief Executive Officer, our business operations, investor confidence and employee productivity would be severely impacted. As a result, we implemented an overall security program for Mr. Arora that continued in fiscal 2021. Our Compensation and People Committee believes that amounts paid by our company for this security program have been reasonable, necessary and for our company's benefit. We believe that in certain circumstances, personal security services can be a necessary component of an overall executive compensation program, and that any such program should align with the executive's security profile. Our Compensation and People Committee periodically reviews the nature and cost of this program in relation to his security profile. Despite the fact that this security program was put in place for business reasons, the component of the program that includes security at Mr. Arora's residence and during personal travel is a perquisite under the relevant SEC disclosure rules and is included in the "All Other Compensation" column in the Summary Compensation Table. The amount paid in fiscal 2021, $1,086,706, consists primarily of increased security vendor costs to account for changes in the labor market and one-time costs attributable to Mr. Arora frequently working from home as a result of the COVID-19 pandemic.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation and People Committee.

FORMER CFO COMPENSATION

Until March 17, 2021, when Mr. Golechha was promoted to be our Chief Financial Officer, Luis Felipe Visoso served as our Chief Financial Officer, requiring him to be a named executive officer under the proxy disclosure rules. Mr. Visoso's cash compensation for fiscal 2021 was $600,000 base salary with a 100% target annual incentive opportunity. On December 7, 2020, in order to retain his services, in light of a competing offer, Mr. Visoso was granted performance-based stock options with a targeted value of $15,000,000 and vesting based both on achievement of stock price hurdles and continued service. We determined the value of this grant based on the competitive offer that Mr. Visoso received and internal comparisons. The award was based on the principles discussed above in the section titled "Our Approach to One-Time Awards to Named Executives" and was 100% performance based. Mr. Visoso would not vest into the award, or receive any value from it, unless we achieved the stock price hurdles and he met the continued service requirement.

In March 2021, Mr. Visoso received a competing offer from another company. The Company determined not to match that offer, or otherwise extend Mr. Visoso additional compensation for retention purposes. Mr. Visoso resigned as of March 17, 2021. Upon his resignation, Mr. Visoso forfeited all such performance-based stock options. None of the shares subject to this performance-based stock option award, or any other equity award granted by us to Mr. Visoso, vested and he received no value from these awards. Additionally, Mr. Visoso was paid no severance in connection with his termination of employment and he repaid to us a pro-rata portion (based on 24 months) of the $2,000,000 signing bonus he received when he joined us.

Report of the Compensation Committee

Our Compensation and People Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation Committee has recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation and People Committee of our Board:

Rt Hon Sir John Key (Chair)
John Donovan
Lorraine Twohill

Executive Compensation Tables

Fiscal 2021 Summary Compensation Table

The following table presents summary information regarding the compensation paid to, or earned by, our Named Executive Officers for our fiscal year ended July 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nikesh Arora Chief Executive Officer	2021	333,333[2]	—	20,355,789	—	1,500,000	1,094,736[3]	23,283,858
	2020	666,667	—	—	—	925,000	615,118	2,206,785
	2019	1,000,000	—	22,374,676	—	500,000	11,163	23,885,839
Dipak Golechha[4] Chief Financial Officer	2021	325,821	—	8,292,144	—	368,407	3,929[5]	8,990,301
Amit Singh President	2021	750,000	—	9,693,233	—	1,125,000	1,957[6]	11,570,190
	2020	750,000	—	4,066,804	—	693,750	21,907	5,532,461
	2019	562,500	—	21,920,892	24,503,144	187,500	1,718	47,175,754
Lee Klarich Chief Product Officer	2021	550,000	—	9,693,233	—	825,000	1,957[7]	11,070,190
	2020	550,000	—	—	—	508,750	1,957	1,060,707
	2019	550,000	—	10,205,854	40,000,131	220,000	1,957	50,977,942
Nir Zuk[8] Founder and Chief Technology Officer	2021	444,073	—	2,907,970	—	666,900	63,227[9]	4,082,170
	2020	430,000	—	—	—	372,891	144,495	947,386
	2019	430,000	—	5,120,710	30,000,053	134,375	13,996	35,699,134
Luis Felipe Visoso[10] Former Chief Financial Officer	2021	379,167	—	—	14,999,957[11]	300,000	3,838[12]	15,682,962
	2020	50,820	2,000,000	12,951,110	—	—	957	15,002,887

[1] The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the restricted stock units and stock options to purchase shares of our common stock and investment restricted stock units granted to our Named Executive Officers as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the restricted stock units and stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on September 3, 2021. Note that the amounts reported in these columns do not correspond to the actual economic value that may be received by our Named Executive Officers from their restricted stock units or stock options. Mr. Singh agreed to forfeit a portion of the shares (108,537 shares) subject to purchase under this PSO.

[2] From April 1, 2020 to March 31, 2021, Mr. Arora elected to forego his salary and donate it to our COVID-19 relief fund.

[3] Consists of life insurance premiums of $220, disability insurance premiums of $229, personal COVID-19 testing costs and personal security costs of $1,086,706 based on the invoices provided by the third party security company.

[4] Mr. Golechha was appointed our Chief Financial Officer effective March 17, 2021. The amounts reported in the Stock Awards column for fiscal 2021 include time-based restricted stock units granted to him in connection with his initial hire as SVP, Finance and performance-based restricted stock units granted to him in connection with his appointment as CFO.

[5] Consists of life insurance premiums of $345, disability insurance premiums of $223, airfare reimbursement of $2,361 for a cancelled flight and 401(k) plan matching contributions by our company of $1,000.

[6] Consists of life insurance premiums of $600, disability insurance premiums of $357 and 401(k) plan matching contributions by our company of $1,000.

[7] Consists of life insurance premiums of $600, disability insurance premiums of $357 and 401(k) plan matching contributions by our company of $1,000.

[8] For fiscal 2021, Mr. Zuk's base salary, non-equity incentive compensation and all other compensation was paid in Israeli currency. The amounts set forth in the table reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of 0.30 for fiscal 2021.

[9] Consists of life insurance premiums of $25 and disability insurance premiums of $15 and $27,695 contributed for pension benefits and $35,492 contributed for severance benefits under Israeli government schemes.

[10] Mr. Visoso resigned as our Chief Financial Officer effective March 17, 2021. Upon his resignation, he forfeited all stock awards granted to him in FY2021.

[11] All options were forfeited by Mr. Visoso upon his resignation.

[12] Consists of life insurance premiums of $400, disability insurance premiums of $130, 401(k) plan matching contributions by our company of $1,000 and $2,308 of waiting time penalty payment under California law.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee. As permitted by SEC rules, we used the same median employee for fiscal 2021 that we identified for fiscal 2020 because there have been no significant changes to our workforce or pay design for fiscal 2021 that we believe would significantly change our Chief Executive Officer pay ratio results. For our last completed fiscal year, which ended July 31, 2021:

- The median of the annual total compensation of all employees (other than Mr. Arora) of our company and our consolidated subsidiaries in fiscal 2021 was approximately $269,821. This annual total compensation was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary, all bonuses earned, commissions, other cash payments, PTO payouts, allowance, employer benefit and 401(k) contribution matches, ESPP purchase gain, and the aggregate "grant date fair value" of equity awards granted during fiscal 2021.
- Mr. Arora's annual total compensation, as reported in the Fiscal 2021 Summary Compensation Table included in this Proxy Statement, was $23,283,858.
- Based on the above, for fiscal 2021, the ratio of Mr. Arora's annual total compensation to the median of the annual total compensation of all employees was approximately 86.3 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended, and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Fiscal 2021 Grants of Plan-Based Awards

The following table presents information regarding the amount of equity awards granted to our Named Executive Officers during our fiscal year ended July 31, 2021.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Arora	—	—	1,000,000	3,000,000	—	—	—	—	—	—	—
	10/20/20	—	—	—	—	85,071[4]	170,142	—	—	—	20,355,789
Mr. Golechha	—	—	245,605	736,815	—	—	—	—	—	—	—
	12/20/20	—	—	—	—	—	—	13,447[5]	—	—	4,780,812
	3/20/21	—	—	—	—	11,082[6]	22,164	—	—	—	3,511,332
Mr. Singh	—	—	750,000	2,250,000	—	—	—	—	—	—	—
	10/20/20	—	—	—	—	40,510[7]	81,020	—	—	—	9,693,233
Mr. Klarich	—	—	550,000	1,650,000	—	—	—	—	—	—	—
	10/20/20	—	—	—	—	40,510[8]	81,020	—	—	—	9,693,233
Mr. Zuk	—	—	430,000	1,290,000	—	—	—	—	—	—	—
	10/20/20	—	—	—	—	12,153[9]	24,306	—	—	—	2,907,970
Mr. Visoso	12/5/20	—	600,000	1,800,000	—	—	—	—	182,659[10]	304.29	14,999,957

[1] Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to target incentive compensation opportunities under the fiscal 2021 cash incentive plan and assumes achievement at target levels for our corporate performance measures. For achievement in excess of target, overperformance could be rewarded with a payout of up to an additional 200% of each NEO's target (for a maximum payment of 300% each NEO's target). The actual amounts paid to our NEOs are set forth in the "Fiscal 2021 Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in the section titled "Fiscal 2021 Executive Compensation Program—Fiscal 2021 Executive Compensation Program Components—Annual Cash Incentive Compensation."

[2] Represents performance-based restricted stock unit awards ("PSUs") and restricted stock unit awards ("RSUs") which were granted under our Palo Alto Networks, Inc. 2012 Equity Incentive Plan ("2012 Plan"). For more information, see the section titled "Fiscal 2021 Executive Compensation Program—Fiscal 2021 Executive Compensation Program Components—Fiscal 2021 Equity Compensation."

paloalto NETWORKS

[3] The amounts reported in the Grant Date Fair Value of Stock and Option Awards column represent the grant date fair value of the restricted stock unit awards granted in fiscal 2021, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the restricted stock unit awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on September 3, 2021. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their performance-based restricted stock unit awards.

[4] After achievement of a specified performance metric, this PSU vests over a four-year period with 15% of the shares vesting in equal quarterly increments during year two with the first vesting on January 20, 2022; 42.5% of the shares vesting in equal quarterly increments during year three; and 42.5% of the shares vesting in equal quarterly increments during year four, subject to the executive continuing to be employed with us through each vesting date.

[5] Represents RSUs which were granted upon Mr. Golechha's hiring as SVP, Finance. Vests over a four-year period with one fourth (1/4th) of the RSUs vesting on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of the RSUs vesting quarterly thereafter subject to the executive continuing to be employed with us through each vesting date.

[6] Represents PSUs which were granted upon Mr. Golechha's promotion to Chief Financial Officer. After achievement of a specified performance metric, this PSU vests over a four-year period with one fourth (1/4th) of the shares vesting on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of the shares vesting quarterly thereafter, subject to the executive continuing to be employed with us through each vesting date.

[7] After achievement of a specified performance metric, this PSU vests over a four-year period with 5% of the shares vesting on October 20, 2021; 12.5% of the shares vesting in equal quarterly increments during year two; 55% of the shares vesting in equal quarterly increments during year three; and 27.5% of the shares vesting in equal quarterly increments during year four, subject to the executive continuing to be employed with us through each vesting date.

[8] After achievement of a specified performance metric, this PSU vests over a four-year period with 25% of the shares vesting on October 20, 2021; 25% of the shares vesting in equal quarterly increments during year two; 25% of the shares vesting in equal quarterly increments during year three; and 25% of the shares vesting in equal quarterly increments during year four subject to the executive continuing to be employed with us through each vesting date.

[9] After achievement of a specified performance metric, this PSU vests over a four-year period with 20% of the shares vesting in equal quarterly increments during year two with the first vest on January 20, 2022; 40% of the shares vesting in equal quarterly increments during year three; and 40% of the shares vesting in equal quarterly increments during year four, subject to the executive continuing to be employed with us through each vesting date.

[10] All stock options were forfeited due to Mr. Visoso's resignation.

Fiscal 2021 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding stock options and other equity awards held by our Named Executive Officers as of July 31, 2021.

Named Executive Officer	Grant Date	Option Awards—Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards—Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards—Number of Securities Underlying Unexercised Unearned Options (#)	Option Awards—Option Exercise Price ($)	Option Awards—Option Expiration Date	Stock Awards—Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Arora	10/20/2020[2]	—	—	—	—	—	170,142	67,895,165	—	—
	7/31/2019[3]	—	—	—	—	—	20,134	8,034,473	16,186	6,459,023
	7/31/2019[4]	—	—	—	—	—	16,186	6,459,023	—	—
	6/7/2018[5]	—	—	—	—	—	113,486	45,286,588	—	—
	6/18/2018[6]	—	—	—	—	—	23,912	9,542,084	—	—
	6/7/2018[7]	217,143	72,382	868,575	198.50	12/6/25	—	—	—	—
Mr. Golechha	3/17/2021[8]	—	—	—	—	—	22,164	8,844,544	—	—
	12/20/2020[9]	—	—	—	—	—	13,447	5,366,025	—	—
Mr. Singh	10/20/2020[10]	—	—	—	—	—	81,020	32,331,031	—	—
	10/20/2019[11]	—	—	—	—	—	10,760	4,293,778	—	—
	7/31/2019[12]	—	—	—	—	—	14,126	5,636,980	—	—
	7/31/2019[3]	—	—	—	—	—	11,715	4,674,871	9,417	3,757,854
	11/2/2018[13]	—	—	—	—	—	9,596	3,829,284	—	—
	11/2/2018[14]	54,268	54,268	325,609	184.24	5/1/26	—	—	—	—
Mr. Klarich	10/20/2020[15]	—	—	—	—	—	81,020	32,331,031	—	—
	7/31/2019[16]	—	—	—	—	—	9,196	3,669,664	—	—
	7/31/2019[3]	—	—	—	—	—	9,152	3,652,106	7,357	2,935,811
	10/20/2018[14]	83,836	83,837	503,020	193.51	4/19/26	—	—	—	—
	10/20/2017[17]	—	—	—	—	—	868	346,375	—	—
	10/20/2017[18]	—	—	—	—	—	915	365,131	—	—
Mr. Zuk	10/20/2020[19]	—	—	—	—	—	24,306	9,699,309	—	—
	7/31/2019[16]	—	—	—	—	—	4,598	1,834,832	—	—
	7/31/2019[3]	—	—	—	—	—	4,576	1,826,053	3,679	1,468,105
	10/20/2018[14]	62,877	62,878	377,265	193.51	4/19/26	—	—	—	—
	10/20/2017[20]	—	—	—	—	—	868	346,375	—	—
	10/20/2017[21]	—	—	—	—	—	915	365,131	—	—
	1/21/2013	15,000	—	—	55.36	1/20/23	—	—	—	—
Mr. Visoso[22]	—	—	—	—	—	—	—	—	—	—

[1] The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable NEO by the closing market price of our common stock on the NYSE on July 30, 2021 (the last trading day of our fiscal year), which was $399.05 per share. On October 25, 2021, our common stock ceased trading on the NYSE and commenced trading on Nasdaq.

[2] Represents performance-based restricted stock unit awards ("PSUs") which were granted under our Palo Alto Networks, Inc. 2012 Equity Incentive Plan ("2012 Plan"). For more information, see the section titled "Discussion of our Fiscal 2021 Executive Compensation Program—Fiscal 2021 Executive Compensation Program Components—Equity Compensation. A specified performance metric being achieved, this PSU will vest over a four-year period with 15% of the shares vesting in equal quarterly increments during year two with the first vesting on January 20, 2022; 42.5% of the shares vesting in equal quarterly increments during year three; and 42.5% of the shares vesting in equal quarterly increments during year four.

[3] After achievement of a specified performance metric, this PSU vested as to one-third of the shares that have become eligible to vest on October 20, 2020, will vest as to one-third of the shares that have become eligible to vest on October 20, 2021 and will vest as to one-third of the shares that have become eligible to vest on October 20, 2022.

[4] Vested as to 1/12th of the restricted stock units on September 7, 2019 and the remaining restricted stock units vest in equal increments each quarter with full vesting on June 7, 2022.

paloalto® NETWORKS

[5] Vested as to 1/7th of the restricted stock units on June 7, 2019 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on June 7, 2025.

[6] Vested as to 25% of the restricted stock units on June 18, 2019 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on June 18, 2022.

[7] This PSO is subject to performance-based vesting. This PSO has a per share exercise price of $198.50 (the "Baseline Price"). Shares subject to the PSO become eligible to vest (the "Eligible Option Shares") upon achievement of certain stock price targets as set forth in the table below. The performance-based vesting requirement will make the PSOs eligible to vest in four tranches once the stock price meets the achievement hurdle for 30 consecutive trading days during the period set forth below. To the extent that Stock Price Achievements for this PSO have been met, one-fourth (1/4th) of the Eligible Option Shares will vest annually on each anniversary of the PSO's grant date, subject to Mr. Arora's continued service through each vesting date. Upon a "Change in Control" (as described below in the section entitled "—Executive Employment Agreements" and "—Potential Payments Upon Termination or Change in Control") the price payable to our stockholders at the closing of the transaction will be the final Stock Price Achievement.

% of PSO becoming Eligible Option Shares	Stock Price Achievement	Time to Achieve	Expiration of Option
25%	More than 150% of Baseline Price	4 years	7 years
25%	More than 200% of Baseline Price	5 years	7 years
25%	More than 250% of Baseline Price	6 years	7 years
25%	More than 300% of Baseline Price	7 years	7.5 years

[8] A specified performance metric being achieved, this PSU vests over a four-year period with one fourth (1/4th) of the shares vesting on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of the shares vesting quarterly thereafter.

[9] Vests over a four-year period with one fourth (1/4th) of the restricted stock units vesting on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of the restricted stock units vesting quarterly thereafter.

[10] A specified performance metric being achieved, this PSU vests over a four-year period with 5% of the shares vesting on October 20, 2021; 12.5% of the shares vesting in equal quarterly increments during year two; 55% of the shares vesting in equal quarterly increments during year three; and 27.5% of the shares vesting in equal quarterly increments during year four.

[11] Vested as to 1/16th of the restricted stock units on January 20, 2020 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on October 20, 2023.

[12] Vested as to 1/12th of the restricted stock units on February 20, 2020 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on November 20, 2022.

[13] Vested as to 40% of the restricted stock units on November 2, 2019; as to 30% of the restricted stock units in four equal quarterly installments through November 2, 2020; as to 20% of the restricted stock units in four equal quarterly installments through November 2, 2021 and as to 10% of the restricted stock units in four equal quarterly installments through November 2, 2022.

[14] This PSO is subject to performance-based vesting. See "—Fiscal 2021 Executive Compensation Program Components—Fiscal 2021 Equity Compensation—Fiscal 2021 Achievement with respect to outstanding performance-base stock options," for a description of the performance metrics and vesting schedule. Mr. Singh agreed to forfeit a portion of the shares (108,537 shares) subject to purchase under this PSO.

[15] A specified performance metric being achieved, this PSU vests over a four-year period with 25% of the shares vesting on October 20, 2021; 25% of the shares vesting in equal quarterly increments during year two; 25% of the shares vesting in equal quarterly increments during year three; and 25% of the shares vesting in equal quarterly increments during year four.

[16] Vested as to 1/12th of the restricted stock units on January 20, 2020 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on October 20, 2022.

[17] Vested as to 25% of the restricted stock units in equal quarterly increments until October 20, 2018, vested as to 37.5% of the restricted stock units in equal quarterly increments thereafter until October 20, 2019, as to 25% of the restricted stock units in equal quarterly increments thereafter until October 20, 2020, and as to 12.5% of the restricted stock units in equal quarterly increments thereafter with full vesting on October 20, 2021.

[18] After achievement of a specified performance metric, this PSU vested as to 25% of the units that have become eligible to vest in equal quarterly increments until October 20, 2018, then vested as to 37.5% of the units that have become eligible to vest in equal quarterly increments thereafter until October 20, 2019, as to 25% of the units that have become eligible to vest in equal quarterly increments thereafter until October 20, 2020, and as to 12.5% of the units that have become eligible to vest in equal quarterly increments thereafter with full vesting on October 20, 2021.

[19] A specified performance metric being achieved, this performance-based stock unit award vests over a four-year period with 20% of the shares vesting during year two with the first vest on January 20, 2022; 40% of the shares vesting in equal quarterly increments during year three; and 40% of the shares vesting in equal quarterly increments during year four.

[20] Vested as to 1/16th of the restricted stock units on January 20, 2018 and the remaining restricted stock units shall vest in equal increments each quarter thereafter with full vesting occurring on October 20, 2021.

[21] After achievement of a specified performance metric, this PSU vested as to 1/16th of the units that have become eligible to vest on January 20, 2018 and the remaining units that have become eligible to vest in equal increments each quarter thereafter with full vesting occurring on October 20, 2021.

[22] Mr. Visoso resigned from the Company on March 17, 2021 and all outstanding equity awards were forfeited and are no longer outstanding as of that date.

Fiscal 2021 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our NEOs during our fiscal year ended July 31, 2021.

Named Executive Officer	Option Awards— Number of Shares Acquired on Exercise (#)	Option Awards—Value Realized on Exercise ($)	Stock Awards— Number of Shares Acquired on Vesting (#) *	Stock Awards— Value Realized on Vesting ($)[1] *
Mr. Arora	—	—	82,483	24,740,413
Mr. Golechha	—	—	—	—
Mr. Singh	—	—	34,349	9,954,751
Mr. Klarich	—	—	25,500	7,600,223
Mr. Zuk	—	—	15,873	4,916,202
Mr. Visoso	—	—	—	—

[1] Based on the market price of our company's common stock on the vesting date, multiplied by the number of shares vested.

We did not sponsor any defined benefit pension or other actuarial plan for our NEOs during our fiscal year ended July 31, 2021.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our NEOs during our fiscal year ended July 31, 2021.

Executive Employment Agreements

We have entered into employment offer letters with each of our NEOs in connection with his or her commencement of employment with us.

In December 2011, we entered into confirmatory new employment agreements with Messrs. Klarich and Zuk to achieve consistency in the employment terms and conditions of our then-serving executive officers.

Each of our NEOs is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements.

For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our NEOs under these arrangements, see the description below and the section titled "—Potential Payments Upon Termination or Change in Control" below. The estimated potential severance payments and/or benefits payable to each NEO in the event of termination of employment as of July 31, 2021, pursuant to the arrangements under the employment agreements, are described below.

The actual amounts that would be paid or distributed to our NEOs as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and/or benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO's base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and/or benefits to our NEOs in connection with a termination of employment under particular circumstances, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held. For more information about the NEOs outstanding equity awards as of July 31, 2021, see the section titled "—Fiscal 2021 Outstanding Equity Awards at Fiscal Year-End."

Along with the severance payments and/or benefits described in an NEO's individual severance and change in control arrangement, they are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment Unrelated to a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us without "cause"), at any time before a "change in control" or more than 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- continued payment of his then-current base salary for a period of 12 months and reimbursement of 12 months of COBRA premiums; and
- accelerated vesting of the time-based restricted stock units, investment restricted stock units and eligible option shares for shares that would vest through the date 12 months after termination of employment.

MR. SINGH

In the event of an involuntary termination of employment (a termination of employment by us without "cause"), at any time before a "change in control" or more than 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Singh will be entitled to receive:

- continued payment of his then-current base salary for a period of nine months, 75% of his target incentive compensation for that fiscal year and reimbursement of nine months of COBRA premiums; and
- accelerated vesting of the time-based restricted stock units, eligible options shares and any other unvested time-based equity awards that would vest through the date nine months after termination of employment.

TERMINATION OF EMPLOYMENT—OTHER NAMED EXECUTIVE OFFICERS

None of the remaining NEOs are eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a change in control.

Termination of Employment in Connection with a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us or our successor without "cause or a termination of employment for "good reason") within 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- a lump sum payment equal to his then-current annual base salary;
- 100% of his incentive compensation for that fiscal year;
- reimbursement of 12 months of COBRA premiums;
- accelerated vesting of his time-based restricted stock units and investment restricted stock units as to the greater of: (x) 50% of unvested shares or (y) shares that would vest through the date 24 months after termination of employment; and
- accelerated vesting of 100% of his eligible option shares subject to the performance option

MR. SINGH

In the event that there is a "change in control" of us, and we or our successor terminates Mr. Singh's employment other than for "cause" or Mr. Singh terminates his employment for "good reason", in either case upon or within 12 months following a "change of control," provided that he executes an appropriate release and waiver of claims, Mr. Singh will be entitled to receive:

- a lump sum payment equal to his then-current annual base salary, 100% of his incentive compensation for that fiscal year and reimbursement of 12 months of COBRA premiums;
- accelerated vesting of the time-based restricted stock units, and any other then unvested time-based equity awards, equal to the shares that would vest through the date 24 months after termination of employment; and
- accelerated vesting of any unvested eligible option shares subject to the performance option equal to the shares that would vest through the date 24 months after termination of employment.

MESSRS. KLARICH AND ZUK

In the event of an involuntary termination of employment (a termination of employment by us without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that the executive officer executes an appropriate release and waiver of claims, provided that they each execute an appropriate release and waiver of claims, Messrs. Klarich and Zuk will each be entitled to receive:

- a lump sum cash payment equal to 12 months of his base salary as in effect as of the date of termination;
- a lump sum cash payment equal to 100% of his target incentive payment for that fiscal year;
- a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months (for Mr. Klarich only); and
- accelerated vesting of the greater of (i) 12 months vesting of his then outstanding time-based equity awards, or (ii) 50% of his then outstanding, time-based equity awards.

APPLICABLE DEFINITIONS

Generally, for purposes of the foregoing provisions, a "change in control" means:

- the sale or other disposition of all or substantially all of our assets;
- any sale or exchange of our capital stock by stockholders in a transaction or series of related transactions where more than 50% of the outstanding voting power of our company is acquired by a person or entity or group of related persons or entities;
- any reorganization, consolidation, or merger of our company where our outstanding voting securities immediately before the transaction represent or are converted into less than 50% of the outstanding voting power of the surviving entity (or its parent organization) immediately after the transaction; or
- the consummation of the acquisition of 51% or more of our outstanding stock pursuant to a tender offer validly made under any state or federal law (other than a tender offer by us).

Generally, for purposes of the foregoing provisions, "cause" is limited to:

- conviction of any felony or any crime involving moral turpitude or dishonesty;
- participation in intentional fraud or an act of willful dishonesty against us;
- willful breach of our policies that materially harms us;
- intentional damage of a substantial amount of our property;
- willful and material breach of the NEO's employment offer letter, employment agreement or his employee invention assignment and confidentiality agreement; or
- a willful failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors or Chief Executive Officer after being provided with notice of such failure, which failure is not remedied within 30 days after receipt of written notice from us.

Generally, for purposes of the foregoing provisions, "good reason" means a resignation within 12 months following the occurrence, without the Named Executive Officer's written consent, of one or more of the following:

- there is a material reduction in the NEO's authority, status, obligations, or responsibilities;
- there is a reduction in the NEO's total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of our employees pursuant to a directive of our board of directors;
- any failure by us to pay the NEO's base salary; or
- the relocation of the principal place of our business to a location that is more than a specified number of miles further away from the NEO's home than our current location.

A resignation for "good reason" will not be deemed to have occurred unless the NEO gives us written notice of one of the above conditions within 90 days of its occurrence, and we fail to remedy the condition within 30 days of receipt of such notice.

Potential Payments Upon Termination or Change in Control

Termination of Employment Unrelated to a Change in Control

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units[1]	Options		
Mr. Arora	1,000,000	—	38,978,007	14,516,210	30,907	54,525,124
Mr. Singh[2]	562,500	562,500	8,980,620	5,828,655	23,180	15,957,455

[1] The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock awards and restricted stock unit awards. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards or outstanding restricted stock unit awards at July 31, 2021, that would become vested by (ii) $399.05 (the closing market price of our common stock on the NYSE on July 30, 2021, the last trading day in the fiscal year ended July 31, 2021). On October 25, 2021, our common stock ceased trading on the NYSE and commenced trading on Nasdaq.

[2] Mr. Singh agreed to forfeit a portion of the shares (108,537 shares) subject to purchase under a PSO.

Termination of Employment in Connection with a Change in Control

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units[1]	Options		
Mr. Arora	1,000,000	1,000,000	80,626,456	14,516,210	30,907	97,173,573
Mr. Singh	750,000	750,000	36,952,429	11,657,309	30,907	50,140,645
Mr. Klarich	550,000	550,000	21,639,284	8,615,826	30,907	31,386,017
Mr. Zuk	430,000	430,000	3,092,638	6,461,767	—	10,414,404

[1] The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock awards and restricted stock unit awards. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards or outstanding restricted stock unit awards at July 31, 2021, that would become vested by (ii) $399.05 (the closing market price of our common stock on the NYSE on July 30, 2021, the last trading day in the fiscal year ended July 31, 2021). On October 25, 2021, our common stock ceased trading on the NYSE and commenced trading on Nasdaq.

Equity Compensation Plan Information

The following table provides information as of July 31, 2021, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders [1]	10,630,805	$189.80	15,891,741
Equity compensation plans not approved by stockholders	374,225	—	—
Total	**11,005,030**		**15,891,741**

[1] Includes the following plans: the 2012 Plan, 2005 Equity Incentive Plan and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 Plan provides that on the first day of each fiscal year beginning with fiscal year 2014, the number of shares authorized for issuance under the 2012 Plan is automatically increased by a number equal to the lesser of (i) 8,000,000 shares of common stock, (ii) four and one half percent (4.5%) of the aggregate number of shares of common stock outstanding on the last day of the preceding fiscal year, or (iii) such number of shares that may be determined by our board of directors. Our 2012 ESPP provides that on the first day of each fiscal year beginning with fiscal year 2014 the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) 2,000,000 shares of common stock, (ii) one percent (1.0%) of the aggregate number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

[2] The weighted average exercise price does not take into account outstanding restricted stock, PSUs or RSUs, which have no exercise price.

Approval of 2021 Equity Incentive Plan

We are asking our stockholders to approve a new equity incentive plan, the 2021 Equity Incentive Plan (the "2021 Plan"). Based on our Compensation and People Committee's recommendation, our Board adopted the 2021 Plan on August 17, 2021, subject to approval from our stockholders at the Annual Meeting. If our stockholders approve the 2021 Plan, the 2021 Plan will replace our 2012 Equity Incentive Plan (the "2012 Plan") and will continue in effect until terminated, and we will cease granting awards under the 2012 Plan.

Why Should Stockholders Vote to Approve the 2021 Plan?

The 2021 Plan Will Allow Us to Continue Attracting and Retaining the Best Talent

Our 2012 Plan will expire in June 2022, unless it is replaced by the 2021 Plan. Our Board believes that our success depends on the ability to attract and retain the best available personnel for positions of substantial responsibility and that the ability to grant equity awards is crucial to recruiting and retaining the services of these individuals. In addition, our Board believes that equity awards provide additional incentive to our employees, directors and consultants and promote our success. If stockholders do not approve the 2021 Plan at the Annual Meeting, we may be unable to continue our equity incentive program after our 2012 Plan expires in June 2022, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

A Reasonable Number of Shares Will Be Reserved Under the 2021 Plan

If our stockholders approve the 2021 Plan, 4,400,000 new shares of our common stock ("Shares") will be reserved for issuance under the 2021 Plan. Additionally, any Shares subject to outstanding equity awards granted under our 2012 Plan may be added to the 2021 Plan due to the forfeiture of such awards or as otherwise described in the summary of the 2021 Plan below. We anticipate these Shares will be enough to meet our expected needs for the next one to two years.

- *Number of Shares Remaining under the 2012 Plan.* As of October 22, 2021, outstanding equity awards under the 2012 Plan covered 10,580,021 Shares, and 14,760,073 Shares remained available for issuance under the 2012 Plan.
- *Overhang.* As of October 22, 2021, the 10,580,021 Shares subject to outstanding equity awards under our 2012 Plan represented approximately 11% of our outstanding Shares as of that date.
- *Historical Grant Practices.* In fiscal 2019, 2020 and 2021, we granted equity awards (excluding RSUs assumed in acquisitions) covering 6.2 million, 3.8 million and 4.7 million Shares, respectively, for approximately 14.7 million equity awards over that three-year period.
- *Forecasted Grants.* To determine how long the Shares we have requested approval for in the 2021 Plan will enable us to make grants of equity awards, our Compensation and People Committee and our Board reviewed a forecast that considered these factors: (i) the Shares reserved for grant under the 2021 Plan and (ii) forecasted future grants, with the future grant numbers determined based on assumptions about stock price and the competitive dollar value to be delivered to the grant recipient. Because we generally determine the size of equity awards to be granted based on the value of the award, if the stock price used to determine the number of Shares subject to an award differs significantly from the stock price assumed in the forecast (which was $350 to $450 per share), our actual Share usage will deviate significantly from our forecasted Share usage. For example, if our stock price used to determine the number of Shares subject to an award is lower than the stock price assumed in the forecast, we would need a larger number of Shares than anticipated to deliver the same intended value to participants.

We Have Used our 2012 Plan Responsibly and Intend to Use the 2021 Plan Responsibly

We recognize the dilutive impact of our equity compensation on our stockholders and continuously strive to balance this concern with the competition for talent. In the process it used to determine the number of Shares subject to the 2021 Plan, our Compensation and People Committee and Board reviewed analyses prepared by Meridian Compensation Partners, independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed below. If approved, the new Shares reserved under the 2021 Plan would represent approximately 4.5% of our 98,019,530 outstanding Shares as of October 18, 2021. Our Board believes the potential dilution to stockholders is reasonable and sustainable to meet our business goals.

Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as the number of shares underlying equity awards granted in a given fiscal year (excluding any RSUs assumed in acquisitions) divided by the number of shares of weighted average common stock outstanding ("CSO").

Potential actual dilution to stockholders is often measured by analyzing the net burn rate. Net burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any RSUs assumed in acquisitions) minus shares subject to outstanding equity awards forfeited during the year and returned to the plan divided by (ii) CSO. This measure indicates the rate at which we actually create potential future stockholder dilution. We have managed our net burn rate to 5.6% in fiscal 2019, 2.0% in fiscal 2020, and 3.7% in fiscal 2021. Our burn rates are higher than they might otherwise be because our share buyback program has decreased the number of shares outstanding.

The following table shows our gross and net burn rate over the past three fiscal years and the average CSO of those three years.

in millions	Fiscal 2019	Fiscal 2020	Fiscal 2021	Average
Performance-based stock options ("PSOs") granted	2.6	0	0.2	0.9
PSOs earned	0	0	0.4	0.1
Restricted Stock Units ("RSUs") granted[1]	3.4	3.4	3.7	3.5
Performance-based restricted stock units ("PSUs") granted	0.2	0.4	0.8	0.5
PSUs earned	0.1	0.1	0.1	0.1
Total awards granted[2]	6.2	3.8	4.7	4.9
Weighted average common stock outstanding	94.5	96.9	96.4	95.9
Gross Burn Rate	6.6%	3.9%	4.9%	5.1%
Forfeitures of Options	0	0	0	0
Forfeitures of PSOs	0.1	0.9	0.2	0.4
Forfeitures of RSUs	0.8	1.0	0.9	0.9
Net Burn Rate	5.6%	2.0%	3.7%	3.8%

[1] Excludes RSUs assumed in acquisitions.

[2] Includes RSUs granted, PSOs granted and PSUs granted.

The 2021 Plan Is Less Dilutive to Stockholders than the 2012 Plan

- **No Annual "Evergreen" Provision.** The 2021 Plan reserves a fixed number of Shares, which means that stockholder approval is required to increase the maximum number of Shares that can be granted under the 2021 Plan. Unlike the 2012 Plan, the 2021 Plan does not contain an annual "evergreen" to automatically increase the number of Shares available for issuance each year.

- **Certain Shares Are No Longer Returned to the Share Reserve.** Shares used to pay the exercise price of an award granted under the 2021 Plan or to satisfy tax withholding obligations for an award granted under the 2021 Plan will not become available for future grant under the 2021 Plan. Under the 2012 Plan, such Shares could be used for future grants.

The 2021 Plan Includes Compensation and Governance Best Practices

The 2021 Plan includes provisions considered best practices for compensation and corporate governance purposes. These provisions protect our stockholders' interests:

- **Administration.** The 2021 Plan will be administered by our Compensation and People Committee, which consists entirely of independent non-employee directors.

- **Repricing is Not Allowed without Stockholder Approval.** The 2021 Plan does not permit awards to be repriced or exchanged for other awards unless stockholders approve the repricing or exchange.

- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants.** Awards under the 2021 Plan will be treated in a change in control (as defined in the 2021 Plan) in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the 2021 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.

- **Limited transferability.** Awards under the 2021 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate) or required by applicable laws.

- **No Tax Gross-ups.** The 2021 Plan does not provide for any tax gross-ups.

- **Forfeiture Events.** Each award under the 2021 Plan and any other incentive compensation paid to a participant will be subject to our clawback policy that was in effect when the 2021 Plan was adopted and any clawback policy that we establish or amend to comply with applicable laws, and the administrator may require a participant to forfeit, return, or reimburse all or a portion of the award or other compensation and any amounts paid under the award or other compensation to comply with such clawback policy or applicable laws.

- **Reasonable Annual Limits on Non-Employee Director Compensation.** The 2021 Plan sets limits as to the total compensation that non-employee directors may receive (for service as a non-employee director) during each fiscal year.

- **No Dividends on Unvested Awards.** No dividends or other distributions may be paid with respect to any Shares underlying the unvested portion of an Award.

Our executive officers and directors have an interest in the approval of the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

Vote Required and Board Recommendation

The 2021 Plan must be approved by a majority of the votes cast, meaning that the 2021 Plan will be approved only if the number of votes "FOR" approval of the 2021 Plan exceeds the number of votes "AGAINST" approval of the 2021 Plan.

Recommendation of the Board

The Board recommends that you vote "FOR" the approval of the 2021 Equity Incentive Plan and the number of shares reserved for issuance under the 2021 plan.

Summary of the 2021 Plan

The following paragraphs summarize the principal features of the 2021 Plan and its operation. However, this summary is not a complete description of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Appendix B to this proxy statement.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of our business. These incentives can be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Available for Issuance

Subject to the adjustment provisions in the 2021 Plan, our stockholders are being asked to approve a number of Shares for issuance under the 2021 Plan equal to (a) 4,400,000 new Shares plus (b) any Shares subject to awards previously granted under the 2012 Plan that, on or after the date our stockholders initially approve the 2021 Plan, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or that are forfeited to or repurchased by us due to failure to vest, with the maximum number of shares to be added under the foregoing clause equal to 10,580,021 shares. If we substitute equity awards for equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions as described in the 2021 Plan, the grant of such substituted awards will not decrease the number of Shares available for issuance under the 2021 Plan. Shares may be authorized, but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is forfeited to or repurchased by us due to failure to vest, then the expired, unexercised, forfeited, or repurchased Shares subject to that award will become available for future grant or sale under the 2021 Plan. If an award of stock appreciation rights is exercised, the gross number of Shares underlying the portion of a stock appreciation right that is exercised will cease to be available under the 2021 Plan. Shares actually issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future grant or sale under the 2021 Plan; provided, however, that if Shares issued under awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us due to failure to vest, such Shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not become available for future grant or sale under the 2021 Plan. If an award is paid in cash rather than Shares, such payment will not reduce the number of Shares available for issuance under the 2021 Plan.

In the event of certain dividends or other distributions (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities or other change in the corporate structure affecting our Shares, the 2021 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the award grant limitations discussed above.

During the term of this Plan, we will at all times reserve and keep available a number of Shares sufficient to satisfy the requirements of the 2021 Plan.

Limitations

The 2021 Plan also provides that no non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $2,000,000 for any fiscal year of ours, increased to $4,000,000 for the non-employee director for our fiscal year in which he or she joins our board of directors as a non-employee director. For these purposes, compensation includes equity awards (including any awards issued under the 2021 Plan), with the value of such equity awards measured based on their grant date fair value (determined under U.S. generally accepted accounting principles), and any other compensation (such as cash retainers or fees) for director service. Any award granted to a participant while he or she was an employee or a consultant (other than a non-employee director) will not count for this limitation.

Administration

Our board of directors, any committee of individuals satisfying applicable laws appointed by our board of directors, or any duly authorized committee of our Board will be the "administrator" of the 2021 Plan. Different administrators may administer the 2021 Plan with respect to different groups of service providers. Our Board has designated our Compensation and People Committee as an administrator of the 2021 Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Subject to the terms of the 2021 Plan, the administrator has the authority to make any determinations and perform any actions that it deems necessary or advisable to administer the 2021 Plan, such as the authority to: determine the fair market value of a Share, select the service providers who will receive awards; determine the number of Shares covered by each award and the terms of each award; approve forms of award agreements for use with the 2021 Plan; interpret, modify or amend each award (subject to the repricing restrictions of the 2021 Plan), including to accelerate vesting or waive forfeiture restrictions; interpret the 2021 Plan; and delegate ministerial duties to any of our employees. The administrator may allow a participant to defer the receipt of payment of cash or delivery of Shares otherwise due to such participant. The administrator may make rules and regulations relating to the 2021 Plan, including rules, regulations, and sub-plans to facilitate compliance with applicable non-U.S. laws, easing the administration of the 2021 Plan, and/or take advantage of tax-favorable treatment of awards granted to service providers outside the U.S., and may make all other determinations deemed necessary or advisable for administering the 2021 Plan.

Eligibility

All types of awards, other than incentive stock options, may be granted to our non-employee directors and to employees and consultants of ours or any parent or subsidiary corporation of ours. Incentive stock options may be granted only to employees of ours or any parent or subsidiary corporation of ours. As of July 31, 2021, we and our parent and subsidiary corporations had approximately 10,473 employees (including one employee director), 9 non-employee directors and approximately 11 consultants.

Stock Options

An option gives a participant the right to purchase a specified number of Shares for a fixed exercise price during a specified period. Each option granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the option and the other terms of the option, consistent with the 2021 Plan.

The exercise price per Share of each option may not be less than the fair market value of a Share on the date of grant (except, in the case of a nonstatutory stock option, as otherwise required by applicable laws). However, any incentive stock option granted to a person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a "ten percent stockholder") must have an exercise price per Share equal to at least 110% of the fair market value of a Share on the date of grant. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. For this purpose, the fair market value of a Share is generally the closing sales price of our stock, as reported on the primary stock exchange on which it is traded. On October 25, 2021, the closing price of a Share on Nasdaq was $497.77.

Options will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. When a participant's service ends, the unvested portion of the participant's option generally expires. The vested portion of the option will remain exercisable for the period following the end of the participant's service that was determined by the administrator and specified in the participant's award agreement, and if no such period was specified in the award agreement, the vested portion of the option will remain exercisable for: (i) 3 months following the end of the participant's service provider status for reasons other than death or disability or (ii) 12 months following the end of the participant's service provider status due to death or disability. In addition, a participant's award agreement may provide for an extension of the post-service exercise period if the participant's service ends for reasons other than his or her death or disability and the exercise of the option following the termination of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act of 1933, as amended (the "Securities Act").

The term of an option will be specified in the award agreement, but the term of an incentive stock option may not be more than ten years (or five years for an incentive stock option granted to a ten percent stockholder).

The administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the Shares to be exercised, together with any amounts necessary to satisfy withholding obligations for tax-related items. At any time after the grant of an option, the administrator has the discretion to accelerate the time at which the option will vest or become exercisable.

Stock Appreciation Rights

A stock appreciation right gives a participant the right to receive the appreciation in the value of a Share between the date an award is granted and the date it is exercised. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined as the product of: (i) the difference between the fair market value of a Share on the date of exercise and the exercise price per Share and (ii) the number of Shares covered by the exercised portion of the stock appreciation right. We may pay that amount in cash, Shares, or a combination of both. Each stock appreciation right granted under the 2021 Plan will be evidenced by an award agreement specifying the exercise price and the other terms of the award.

The exercise price per Share of each stock appreciation right may not be less than the fair market value of a Share on the date of grant, unless otherwise required by applicable laws.

Stock appreciation rights will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. The terms relating to the period of exercise of stock appreciation rights following the termination of a participant's service are similar to those for options described above. At any time after the grant of a stock appreciation right, the administrator has the discretion to accelerate the time at which the stock appreciation right will vest or become exercisable.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase Shares that vest under the terms established by the administrator in its sole discretion. Unless the administrator provides otherwise, participants holding Shares of restricted stock will have voting rights with respect to such Shares without regard to vesting. After an award of restricted stock has been granted, the administrator has the discretion to reduce or waive any restrictions and to accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

A restricted stock unit represent a right to receive cash or Shares if the performance goals or other vesting criteria set by the administrator are achieved or the restricted stock unit otherwise vests. Each award of restricted stock units granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the award and other terms of the award.

The administrator may set vesting conditions based upon the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of restricted stock units has been granted, the administrator has the discretion to reduce or waive any restrictions or vesting criteria that must be met to receive a payout or to accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units on the date specified in the participant's award agreement. The administrator in its sole discretion may pay earned restricted stock units in cash, Shares, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial value established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a Share on the grant date. Performance units and performance shares will result in a payment to a participant only if the performance goals or other vesting criteria set by the administrator are achieved or the awards otherwise vest.

Each award of performance units or performance shares granted under the 2021 Plan will be evidenced by an award agreement specifying the performance period and other terms of the award. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of performance units or performance shares has been granted, the administrator has the discretion to accelerate, reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares.

The administrator has the discretion to pay earned performance units or performance shares in the form of cash, Shares (which will have an aggregate fair market value equal to the earned performance units or performance shares at the close of the performance period), or a combination of both.

A participant will forfeit any performance units or performance shares not earned and not vested as of the date specified in the participant's award agreement.

Transferability of Awards

Unless otherwise specified by the administrator or required by applicable laws, awards are not transferable other than by will or by the laws of descent or distribution. The administrator may permit an award to be transferred (i) under a domestic relations order, official marital settlement agreement, or other divorce or separation agreement, or (ii) to the extent permitted by Form S-8 under the Securities Act and any other applicable laws. Any individual or entity to whom an award is transferred will be subject to all of the terms and conditions applicable to the participant who transferred the award, including the terms and conditions in the 2021 Plan and the award agreement. If an award is unvested, then the service of the participant will continue to determine whether the award will vest and when it will terminate.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised.

Merger or Change in Control

The 2021 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines without a participant's consent. The administrator will not be required to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards the same in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will vest in and may exercise all of the participant's outstanding options and stock appreciation rights (or portion thereof) that is not assumed or substituted for, all restrictions on restricted stock and restricted stock units will lapse. With respect to awards with performance-based vesting that are not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms met, in each case, unless specifically provided otherwise under the applicable award agreement. In addition, if an option or stock appreciation right (or its applicable portion) is not assumed or substituted for, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator, in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

For awards granted to each of our non-employee directors, in the event of a change in control, (i) the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, (ii) all restrictions on the non-employee director's restricted stock and restricted stock units will lapse, and (iii) with respect to the non-employee director's awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions will be deemed met, unless specifically provided otherwise under the applicable award agreement.

Forfeiture Events

Each award under the 2021 Plan and any other compensation paid or payable to a participant (including, but not limited to, equity awards issued outside of the 2021 Plan) will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and benefits regarding an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. An award will be subject to the company's clawback policy in effect when the award is granted and any other clawback policy of ours as established and/or amended to comply with applicable laws (such as under the listing standards of any national securities exchange or association on which our securities are listed or as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). The administrator may require a participant to forfeit, return, or reimburse all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

No recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of a participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with us or any of our parent or subsidiary corporations, unless the 2021 Plan provisions described in the prior paragraph specifically are mentioned and waived in an award agreement or other document.

Termination or Amendment

The administrator may amend, alter, suspend, or terminate the 2021 Plan at any time, provided that no amendment may be made without stockholder approval to the extent approval is necessary to comply with any applicable laws. No amendment, alteration, suspension, or termination may materially impair the rights of any participant with respect to his or her outstanding awards unless mutually agreed otherwise between the participant and the administrator. The 2021 Plan will continue until terminated by the administrator, but no incentive stock option may be granted after the tenth anniversary of the 2021 Plan's adoption by our board of directors.

Notwithstanding the prior paragraph, the Administrator may amend the terms of any one or more awards without an affected participant's consent even if it does materially impair the participant's rights, subject to the limitations of applicable laws, if any, if such amendment is done (i) in a manner expressly permitted under the 2021 Plan; (ii) to maintain the qualified status of the award as an incentive stock option under Section 422 of the Code; (iii) to change the terms of an incentive stock option, if such change results in impairment of the award only because it impairs the qualified status of the award as an incentive stock option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the award into compliance with, Section 409A of the Code; or (v) to comply with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state, or non-U.S. country in which a participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the Shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the Shares and the exercise price.

However, if the participant disposes of such Shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the Shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the Shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the Shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the Shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. However, upon exercising the option with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income as the result of the grant of a stock appreciation right. However, upon exercising the stock appreciation right with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring Shares of restricted stock generally will recognize ordinary income equal to the amount that the fair market value of the Shares on the vesting date exceeds the purchase price paid by the participant for such Shares (if any). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the Shares are acquired. Upon the sale of Shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will have to recognize ordinary income equal to the fair market value of Shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any Shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted Shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any Shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, when vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A violates Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income and potentially penalties and interest on such deferred compensation.

Tax Effect for Us

We generally will be entitled to a tax deduction in connection with an award under the 2021 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option or the disqualifying disposition of Shares acquired through the exercise of an incentive stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE SUMMARY ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND US WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT INTENDED TO BE COMPLETE AND MAY NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants, and Directors

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) the aggregate target number of Shares subject to options granted under the 2012 Plan during fiscal 2021 to each of our named executive officers; our executive officers, as a group; our directors who are not executive officers, as a group; and all of our employees who are not executive officers, as a group; (ii) the average per Share exercise price of such options; (iii) time-based restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") granted under the 2012 Plan during fiscal 2021 to each of our named executive officers; our executive officers, as a group; our directors who are not executive officers, as a group; and all of our employees who are not executive officers, as a group; and (iv) the aggregate grant date fair value of such RSUs, and PSUs.

Name of Individual or Group	Number of Shares Subject to Options Granted	Weighted Average Per Share Exercise Price of Option Grants	Number of Shares Subject to RSUs and PSUs Granted[1]	Dollar Value of Shares Subject to RSUs and PSUs Granted[2]
Nikesh Arora Chief Executive Officer and Chair of the Board	—	—	85,071	$20,355,789
Dipak Golechha Executive Vice President, Chief Financial Officer	—	—	24,529[3]	8,292,144
Amit Singh President	—	—	40,510	9,693,233
Lee Klarich Chief Product Officer	—	—	40,510	9,693,233
Nir Zuk Chief Technology Officer	—	—	12,153	2,907,970
Luis Felipe Visoso[4] Former Chief Financial Officer	182,659[4]	$304.29	—	—
All executive officers, as a group	182,659[4]	$304.29	213,645	53,758,689
All directors who are not executive officers, as a group	—	—	12,807	4,166,757
All employees who are not executive officers, as a group	—	—	4,380,713	1,331,625,678

[1] PSUs granted shown at target value.

[2] Reflects the aggregate grant date fair value of awards computed under ASC 718.

[3] Includes 13,447 RSUs and 11,082 PSUs.

[4] Consists of PSOs. Mr. Visoso resigned on March 17, 2021 and forfeited all equity awards. None of these awards are outstanding.

Additional Equity Plan Information

The following table provides certain additional information regarding our equity compensation plans, excluding the Employee Stock Purchase Plan:

	As of 10/22/2021
Total Stock Options (including PSOs) Outstanding	2,713,174
Weighted-Average Exercise Price of Stock Options Outstanding	$191.17 per share
Weighted-Average Remaining Duration of Stock Options Outstanding	3.83 years
Total Restricted Stock Units (including PSUs) Outstanding	8,193,896
Total Shares Available for Grant under the 2012 Equity Incentive Plan[1]	14,760,073

[1] There are no shares available for grant under other plans.

Any shares available under the 2012 Equity Incentive Plan will be cancelled upon the approval of the 2021 Equity Incentive Plan.

We commit to reduce the new plan share reserve by the number of shares that we grant under our existing 2012 Equity Incentive Plan between October 22, 2021 and December 14, 2021 (the Annual Meeting date), unless the proposal to adopt the 2021 Equity Plan (this Proposal No. 4) is not approved by the stockholders at the Annual meeting.

For more information regarding our equity compensation plans, including the Employee Stock Purchase Plan, please see "Equity Compensation Plan Information."

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2021 for:

- each of our directors and nominees for director;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 98,008,887 shares of our common stock outstanding at September 30, 2021. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable (or issuable upon vesting of restricted stock units or performance stock unit awards) within 60 days of September 30, 2021. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Number of Shares	Percent of Shares Outstanding
5% Stockholders:		
The Vanguard Group[1]	8,376,791	8.5%
BlackRock, Inc.[2]	5,935,054	6.1%
Named Executive Officers and Directors:		
Nikesh Arora[3]	470,554	*
Mark D. McLaughlin[4]	106,831	*
Amit Singh[5]	99,244	*
Dipak Golechha	0	*
Lee Klarich[6]	306,764	*
Nir Zuk[7]	945,757	1.0%
Luis Felipe Visoso[8]	0	*
Aparna Bawa	0	*
Asheem Chandna[9]	114,594	*
John M. Donovan[10]	45,622	*
Carl Eschenbach[11]	6,513	*
Helene D. Gayle	0	*
James J. Goetz[12]	168,259	*
Rt Hon Sir John Key[13]	3,533	*
Mary Pat McCarthy[14]	12,919	*
Lorraine Twohill[15]	3,881	*
All current directors and executive officers as a group (16 Persons)[16]	2,185,227	2.2%

Security Ownership of Certain Beneficial Owners and Management

* Represents beneficial ownership of less than one percent (1%).

(1) According to a Schedule 13G/A filed with the SEC on February 10, 2021, The Vanguard Group, Inc. ("Vanguard"), as investment advisor, has sole voting power with respect to none of the reported shares, shared voting power with respect to 101,503 of the reported shares, sole dispositive power with respect to 8,147,526 of the reported shares and shared dispositive power with respect to 229,265 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) According to a Schedule 13G/A filed with the SEC on February 5, 2021, BlackRock, Inc. ("BlackRock") has sole voting power with respect to 5,349,491 of the reported shares, and sole dispositive power with respect to 5,935,054 of the reported shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) Consists of (i) 237,225 shares held of record by Mr. Arora, (ii) 16,185 shares of common stock issuable upon the vesting of performance stock unit awards within 60 days of September 30, 2021 and (iii) 217,144 PSOs exercisable within 60 days of September 30, 2021.

(4) Consists of (i) 48,600 shares held of record by Mr. McLaughlin; (ii) 48,380 shares held of record by the Mark McLaughlin Revocable Living Trust; (iii) 4,500 shares held of record by McLaughlin in 2020 Dynasty LLC; and (iv) 5,351 shares of common stock issuable upon the vesting of restricted stock units and performance stock unit awards within 60 days of September 30, 2021.

(5) Consists of (i) 25,558 shares held of record by Mr. Singh, (ii) 19,418 shares of common stock issuable upon the vesting of restricted stock units and performance stock unit awards within 60 days of September 30, 2021 and (iii) 54,268 PSOs exercisable within 60 days of September 30, 2021.

(6) Consists of (i) 192,679 shares held of record by Mr. Klarich, of which 915 shares were issued pursuant to performance stock awards and remained subject to further vesting within 60 days of September 30, 2021; (ii) 30,249 shares that are issuable upon the vesting of restricted stock units and performance stock unit awards within 60 days of September 30, 2021 and (iii) 83,836 PSOs exercisable within 60 days of September 30, 2021.

(7) Consists of (i) 770,354 shares held of record by Mr. Zuk, of which 915 shares were issued pursuant to performance stock awards and remained subject to further vesting within 60 days of September 30, 2021; (ii) 91,638 shares held by the Cliff Family Trusts, for which Mr. Zuk serves as a trustee; (iii) 15,000 shares that are issuable pursuant to stock options exercisable within 60 days of September 30, 2021; and (iv) 5,887 shares that are issuable upon the vesting of restricted stock units and performance stock unit awards within 60 days of September 30, 2021 and (v) 62,878 PSOs exercisable within 60 days of September 30, 2021.

(8) Mr. Visoso is no longer employed by the Company. According to SEC filings and the Company's records at the time of Mr. Visoso's departure, Mr. Visoso holds no shares of the Company.

(9) Consists of 10,562 shares held of record by Mr. Chandna and (ii) 104,032 shares held of record by the Chandna Family Revocable Trust DTD 4/13/98.

(10) Consists of (i) 26,134 shares held of record by Mr. Donovan; and (ii) 19,488 shares held of record by SRJ Norway Partners LP, for which Mr. Donovan serves as the general partner.

(11) Consists of 6,513 shares held of record by Mr. Eschenbach.

(12) Consists of (i) 153,645 shares held of record by Mr. Goetz; and (ii) 14,614 shares held of record by the Goetz Children's Trust 4/24/1998.

(13) Consists of (i) 3,189 shares held of record by the Rt Hon Sir John Key; and (ii) 344 shares issuable upon the vesting of restricted stock units within 60 days of September 30, 2021.

(14) Consists of 12,919 shares held of record by Ms. McCarthy.

(15) Consists of (i) 3,537 shares held of record by Ms. Twohill; and (ii) 344 shares issuable upon the vesting of restricted stock units within 60 days of September 30, 2021.

(16) Consists of (i) 1,748,009 shares beneficially owned by the current directors and executive officers, of which 1,830 were issued pursuant to restricted stock awards and performance stock awards and remained subject to further vesting within 60 days of September 30, 2021; (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2021; (iii) 58,360 shares of common stock issuable upon the vesting of restricted stock units and performance stock unit awards within 60 days of September 30, 2021 and (iv) 363,858 PSOs exercisable within 60 days of September 30, 2021.

Related Person Transactions

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers, or beneficial holders of more than 5% of any class of our outstanding capital stock had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain current and former executive officers. See the section titled "*Discussion of our Fiscal 2021 Executive Compensation Program—Executive Employment Agreements.*"

We have also entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Transactions with Google Inc., Sequoia Operations LLC and Zoom Video Communications, Inc.

Ms. Twohill, one of our independent directors, is currently an executive at Google. Since the beginning of our last fiscal year through September 30, 2021, both directly and through our channel partners, we have sold an aggregate of approximately $125.0 million of products and services to Alphabet Inc., the parent company of Google and have purchased an aggregate of approximately $180.4 million of Google products and services, all in arm's length transactions. Messrs. Eschenbach and Goetz, each an independent director, are a member and partner, respectively, of Sequoia. Since the beginning of our last fiscal year through September 30, 2021, both directly or through our channel partners, we have sold an aggregate of approximately $0.1 million of products and services to Sequoia Capital, all in arm's length transactions. Mr. Arora, our CEO and Chair of the Board, was an advisor to Zoom Video Communications, Inc. ("Zoom") during fiscal 2021 and Ms. Bawa, who joined our board in May 2021 is the COO and interim Chief Legal Officer of Zoom. Since the beginning of our last fiscal year through September 30, 2021, both directly and through our channel partners, we have sold an aggregate of approximately $26.8 million of products and services to Zoom and have purchased an aggregate of $1.9 million of Zoom products and services, all in arm's length transactions.

Additionally, none of Mmes. Bawa or Twohill or Messrs. Arora, Eschenbach or Goetz take part in discussion of transactions with us and (a) Google for Ms. Twohill, (b) Zoom for Ms. Bawa or Mr. Arora, or (c) Sequoia for Messrs. Eschenbach and Goetz, when such transactions are reviewed by our Audit Committee or Board. Additionally, the total revenues of Alphabet Inc. (Google's parent company) for calendar year 2020 were $182.5 billion. Our purchases of Google's products and services, which totaled $180.4 million since the beginning of our last fiscal year through September 30, 2021, are not material to Google. All transactions with Google, Sequoia and Zoom are subject to our rigorous related party transactions review process and policy, as further described below.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related parties.

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our Audit Committee, subject to the exceptions described below. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will not require Audit Committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $500,000 or 2% of our company's total annual revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. In addition, it is our policy that directors interested in a related person transaction will recuse themselves from any discussion or vote on a related person transaction in which they have an interest. Each of the transactions described was approved in compliance with such policy.

About the Annual Meeting

Why are you holding a virtual meeting and how can stockholders attend?

We have adopted a virtual meeting format for our Annual Meeting this year to protect our stockholders and employees in light of the ongoing coronavirus (COVID-19) pandemic. In addition, a virtual meeting format will provide a consistent experience to all stockholders regardless of geographic location and enhance stockholder access and engagement. To participate in our virtual Annual Meeting, including to vote, ask questions and to view the list of registered stockholders as of the record date during the meeting, visit www.virtualshareholdermeeting.com/PANW2021 with your 16-digit control number included in the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number please reach out to your broker for instructions. If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote at the meeting.

How can I ask questions during the Annual Meeting?

The virtual format allows stockholders to communicate with us during the Annual Meeting so they can ask questions of our board of directors or management. Stockholder questions may be submitted in the field provided in the web portal during the Annual Meeting for consideration. Detailed guidelines for submitting written questions during the Annual Meeting are available at http://www.virtualshareholdermeeting.com/PANW2021. You can also submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or our business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by Internet, prior to the virtual Annual Meeting at http://www.proxyvote.com, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Standard Time, on December 13, 2021 (have your proxy card in hand when you call);
- by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); or
- by attending and voting during the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2021. Please have your 16-digit control number to join the virtual Annual Meeting.

Even if you plan to attend the virtual Annual Meeting, we recommend that you also vote by Internet, telephone, or returning a proxy card so that your vote will be counted if you later decide not to attend the virtual Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares online at the virtual Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

* entering a new vote by Internet or by telephone on a later date;
* returning a later-dated proxy card;
* notifying the Corporate Secretary of Palo Alto Networks, in writing, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, CA 95054; or
* attending and voting online during the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2021. Please have your 16-digit control number to join the Annual Meeting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote or revoke your proxy.

How many votes are needed for approval of each proposal?

* **Proposal No. 1:** The election of directors requires a plurality vote of the shares of our common stock present virtually or by proxy at the virtual Annual Meeting and entitled to vote thereon to be approved. "Plurality" means that the nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of stockholder abstention, a withhold vote, or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "for" or "withhold" on each of the nominees for election as a director.
* **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2022 requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the virtual Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as a vote "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
* **Proposal No. 3:** The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the virtual Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our board of directors values our stockholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of stockholder responsiveness, consider stockholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.
* **Proposal No. 4:** The approval of our 2021 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the virtual Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Who is entitled to vote?

Holders of our common stock as of the close of business on October 18, 2021 (the "Record Date"), may vote at the Annual Meeting. As of the Record Date, 98,019,530 shares of our common stock were outstanding and entitled to vote. For each proposal at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the Record Date. Stockholders may not cumulate votes in the election of directors.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card, or to vote online, by telephone or virtually at the virtual Annual Meeting as described above. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

paloalto® NETWORKS

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to participate in and vote online at the Annual Meeting; however, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock virtually at the virtual Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxies by our Board. When a proxy card is properly dated, executed and returned, the shares represented by such proxies will be voted at the virtual Annual Meeting in accordance with the instruction of the stockholder. If a proxy card is signed, but no specific instructions are given, the shares represented by such proxy card will be voted in accordance with the recommendations of our board of directors, as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares subject to proxies. If the Annual Meeting is adjourned, the proxy holders can vote your shares subject to proxies when the Annual Meeting is rescheduled, unless you have properly revoked your proxy instructions, as described above.

Why did I receive the Notice instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about October 29, 2021 to all stockholders entitled to vote at the virtual Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of stockholders.

What is a quorum?

A quorum is the minimum number of shares required to be present for the virtual Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the virtual Annual Meeting will constitute a quorum at the virtual Annual Meeting. A proxy submitted by a stockholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote shares held in street name on a particular matter in the absence of instructions from the beneficial owner of such shares ("broker non-vote"). See the question below titled "How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?" The shares of our common stock subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary voting results and will provide the final voting results in an amendment to the Current Report on Form 8-K as soon as they become available.

How are proxies solicited for the Annual Meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds your shares of our common stock. In addition to using the internet, our directors, officers and employees may solicit proxies in person and by mail, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation. We have retained Innisfree M&A Incorporated to assist us in soliciting proxies for a fee of approximately $30,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?

Brokerage firms, banks or other nominees holding shares of our common stock in street name for beneficial owners are generally required to vote such shares in the manner directed by the beneficial owner. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2022. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice, and if applicable, our proxy materials, to multiple stockholders who share the same address unless we receive contrary instructions from one or more of the stockholders sharing the same address. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate copies of the Notice, or if applicable, our proxy materials. Upon written or oral request, we will deliver promptly separate copies of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice or, if applicable, our proxy materials, stockholders may contact us at our principal executive address: Palo Alto Networks, Inc., Attention: Investor Relations, 3000 Tannery Way, Santa Clara, California 95054 or Tel: (408) 753-4000.

Stockholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

STOCKHOLDER PROPOSALS

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2022 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than June 28, 2022. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Palo Alto Networks, Inc., Attention: Corporate Secretary, 3000 Tannery Way, Santa Clara, California 95054.

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2021 annual meeting of stockholders, our Corporate Secretary must receive the proper written notice at our principal executive offices:

- not earlier than the close of business on August 15, 2022; and
- not later than the close of business on September 14, 2022.

In the event that we hold our 2022 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

DIRECTOR NOMINATIONS

Stockholders may propose director candidates for consideration by our Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Identification and Evaluation of Director Nominees—Stockholder Recommendations for Nominations to the Board of Directors" beginning on page 38 of this proxy statement.

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Furthermore, our amended and restated bylaws permit stockholders or a group of stockholders that wish to nominate one or more directors for election at an annual meeting of stockholders to submit such request pursuant to our company's proxy access bylaw provision. To nominate a director, the stockholder must provide the information required by the proxy access provision of our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on August 15, 2022; and
- not later than the close of business on September 14, 2022.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on our review of filed reports or written representations from certain Reporting Persons relating to fiscal 2021, the Company believes that all reports were filed on a timely basis, except that an acquisition of shares was reported late on a Form 4 filed on behalf of Jean Compeau, our Deputy Chief Financial Officer and a disposition of shares in connection with a vesting of a stock grant was reported late on a Form 4 filed on behalf of Amit Singh.

Fiscal Year 2021 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 31, 2021, are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at www.paloaltonetworks.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Santa Clara, California
October 29, 2021

Appendix A

Calculation of Normalized Billings and Organic Operating Margin

CALCULATION OF NORMALIZED BILLINGS

(in millions):

Billings	FY'21
Total Revenue	$4,256.1
Add: Change in total deferred revenue, net of acquired revenue	1,196.1
Total billings	$5,452.2
Less: billings from acquired entities[1]	(73.2)
Normalized billings	$5,379.0

[1] Consists of billings from the entities acquired in fiscal 2021.

CALCULATION OF ORGANIC OPERATING INCOME AND ORGANIC OPERATING MARGIN

$ In millions

	FY'21	
Organic Operating Income and Operating Margin:	**$**	**%**
GAAP operating loss	($304.1)	-7.1%
Share-based compensation-related charges	936.5	22.0%
Acquisition-related costs[1]	46.1	1.1%
Amortization expense of acquired intangible assets	116.7	2.7%
Litigation-related charges[2]	7.1	0.2%
Non-GAAP operating income and operating margin	$802.3	18.9%
Operating loss from acquired entities[3]	30.4	0.7%
Incremental bonus payout [4]	64.8	1.9%
Organic operating income and operating margin	$897.5	21.5%

[1] Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

[2] Consists of the amortization of intellectual property licenses and covenant not to sue.

[3] Consists of operating loss from the entities acquired in fiscal 2021.

[4] Consists of bonus payout in excess of 100% of the target cash incentive of the 2021 Incentive Compensation Plan.

Non-GAAP Financial Measures and Other Key Metrics

Palo Alto Networks has provided in this Proxy Statement financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The company uses these non-GAAP financial measures and other key metrics internally to set targets for employee compensation programs.

Non-GAAP Operating Margin. Palo Alto Networks defines non-GAAP operating margin as operating margin plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, and gains (losses) related to facility exit. The company believes that excluding these items from non-GAAP operating margin provides management and investors with greater visibility into the underlying performance of the company's core business operating results, meaning its operating performance excluding these items and, from time to time, other discrete charges that are infrequent in nature, over multiple periods.

Organic operating margin. Palo Alto Networks defines organic operating margin as non-GAAP operating margin, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2021 Cash Incentive Compensation Plan.

Billings. Palo Alto Networks defines billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. The company considers billings to be a key metric used by management to manage the company's business and believes billings provides investors with an important indicator of the health and visibility of the company's business because it includes subscription and support revenue, which is recognized ratably over the contractual service period, and product revenue, which is recognized at the time of shipment, provided that all other conditions for revenue recognition have been met. The company considers billings to be a useful metric for management and investors, particularly if sales of subscriptions continue to increase and the company experiences strong renewal rates for subscriptions and support.

Normalized billings. Palo Alto Networks defines normalized billings as billings defined above, less billings from entities acquired in fiscal 2021.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures and key metrics as analytical tools. In particular, the billings metric reported by the company includes amounts that have not yet been recognized as revenue. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP.

Appendix B

2021 Equity Incentive Plan

1. <u>Purpose of the Plan</u>. The purpose of this Plan is to:

   - to attract and retain the best available personnel for positions of substantial responsibility,
   - to provide additional incentive to Employees, Directors and Consultants, and
   - to promote the success of the Company's business.

   The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. <u>Definitions</u>. The following definitions are used in this Plan:

   (a) "<u>Administrator</u>" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

   (b) "<u>Applicable Laws</u>" means the legal and regulatory requirements relating to the administration of equity-based awards and issuance of shares of Common Stock, including under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan. Reference to a specific section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation or other official guidance issued under that section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding that section or regulation.

   (c) "<u>Award</u>" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

   (d) "<u>Award Agreement</u>" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

   (e) "<u>Board</u>" means the Board of Directors of the Company.

   (f) "<u>Change in Control</u>" means the occurrence of any of the following events:

   (i) <u>Change in Ownership of the Company</u>. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("<u>Person</u>"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, if any one Person is already considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional stock by such Person will not be considered a Change in Control; or

   (ii) <u>Change in Effective Control of the Company</u>. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

   (iii) <u>Change in Ownership of a Substantial Portion of the Company's Assets</u>. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986.

(h) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i) "Common Stock" means the common stock of the Company.

(j) "Company" means Palo Alto Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning used with respect to Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l) "Director" means a member of the Board.

(m) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) "Employee" means any person, including Officers and Inside Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934.

(p) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. As described in Section 4(i), the Administrator may not institute an Exchange Program.

(q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq

Capital Market of Nasdaq Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or the closing bid, if no sales were reported), as reported by such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

If the Fair Market Value is to be determined under subsection (i) or (ii) above and the determination date for the Fair Market Value occurs on a day other than a Trading Day, the Fair Market Value will be the price as determined under subsection (i) or (ii) above, as applicable, on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that is intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb) "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc) "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(dd) "Plan" means this Palo Alto Networks, Inc. 2021 Equity Incentive Plan.

(ee) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii) "Section 409A" means Section 409A of the Code.

(jj) "Securities Act" means the U.S. Securities Act of 1933.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation" of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Substituted Award" means an Award granted in substitution for an equity award of an acquired entity in connection with a merger, reorganization, separation, or other transaction to which Section 424(a) of the Code applies.

(pp) "Tax-Related Items" means any U.S. and non–U.S. federal, state, or local taxes (including, without limitation, income tax, social insurance, payroll tax, fringe benefits tax, payment on account and any other tax-related items) related to a Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, or have been transferred to the Participant.

(qq) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is (i) 4,400,000 Shares, plus (ii) any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, that, on or after the date stockholders initially approve the Plan, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (ii) equal to 10,580,021 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock. If the Committee grants Substituted Awards in substitution for equity awards outstanding under a plan maintained by an entity acquired by or consolidated with the Company, the grant of those Substituted Awards will not decrease the number of Shares available for issuance under the Plan.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross number of Shares underlying the portion of a Stock Appreciation Right that is exercised will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c) <u>Share Reserve</u>. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. <u>Administration of the Plan</u>.

   (a) <u>Procedure</u>.

      (i) <u>General</u>. The Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws. The Board or Committee will be the Administrator. Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may, at any time, revoke the delegation of some or all authority previously delegated.

      (ii) <u>Rule 16b-3</u>. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

   (b) <u>Powers of the Administrator</u>. Subject to the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including to:

      (i) determine the Fair Market Value;

      (ii) select the Service Providers to whom Awards may be granted hereunder;

      (iii) determine the number of Shares to be covered by each Award granted hereunder;

      (iv) approve forms of Award Agreements for use under the Plan;

      (v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

      (vi) establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations, and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S.;

      (vii) interpret the Plan and make any decision necessary to administer the Plan;

      (viii) interpret, modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards;

      (ix) allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

      (x) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

      (xi) delegate ministerial duties to any of the Company's employees;

      (xii) temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

      (xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

      (xiv) make all other determinations deemed necessary or advisable for administering the Plan.

   (c) <u>Grant Date</u>. The grant date of an Award ("<u>Grant Date</u>") will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

(d)   <u>Waiver</u>. The Administrator may waive any terms, conditions or restrictions.

(e)   <u>Fractional Shares</u>. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be cancelled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f)   <u>Electronic Delivery</u>. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or its agent) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g)   <u>Choice of Law; Choice of Forum</u>. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

(h)   <u>Effect of Administrator's Decision</u>. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(i)   <u>Exchange Program</u>. The Administrator may not institute an Exchange Program.

5.   <u>Eligibility</u>. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   <u>Stock Options</u>.

(a)   <u>Grant of Options</u>. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b)   <u>Stock Option Agreement</u>. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator determines in its sole discretion.

(c)   <u>Limitations</u>. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d)   <u>Term of Option</u>. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be 5 years from the Grant Date or such shorter term as may be provided in the Award Agreement.

(e)   <u>Option Exercise Price and Consideration</u>.

    (i)   <u>Exercise Price</u>. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

        (1)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the Grant Date.

(2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator and may no less than 100% of the Fair Market Value per Share on the Grant Date unless otherwise required by Applicable Laws.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   <u>Waiting Period and Exercise Dates</u>. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   <u>Form of Consideration</u>. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check or wire transfer; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) net exercise, under which Shares are withheld from otherwise deliverable Shares that has been approved by the Board or a Committee; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f)   <u>Exercise of Option</u>.

(i)   <u>Procedure for Exercise; Rights as a Stockholder</u>. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which the Option will vest or become exercisable. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any amounts necessary to satisfy withholding obligations for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant and approved by the Administrator, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) <u>Termination of Relationship as a Service Provider</u>. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 3 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) <u>Disability of Participant</u>. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) <u>Death of Participant</u>. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) <u>Tolling Expiration</u>. A Participant's Award Agreement may also provide that:

(1) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in liability under Section 16(b); or

(2) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of

the term of the Option or (B) the expiration of a period of 30 days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator determines in its sole discretion. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 of the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f) <u>Cancellation</u>. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. <u>Stock Appreciation Rights</u>.

(a) <u>Grant of Stock Appreciation Rights</u>. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) <u>Stock Appreciation Right Agreement</u>. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator determines in its sole discretion. Notwithstanding the foregoing, at any time after the grant of a Stock Appreciation Right, the Administrator, in its sole discretion, may accelerate the time at which the Stock Appreciation Right will vest or become exercisable.

(c) <u>Number of Shares</u>. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d) <u>Exercise Price and Other Terms</u>. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the Grant Date. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(e) <u>Expiration of Stock Appreciation Rights</u>. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the tolling and expiration rules of Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f) <u>Payment of Stock Appreciation Right Amount</u>. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. <u>Performance Units and Performance Shares</u>.

(a) <u>Grant of Performance Units/Shares</u>. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) <u>Value of Performance Units/Shares</u>. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) <u>Performance Objectives and Other Terms</u>. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "<u>Performance Period</u>." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator determines in its sole discretion. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) <u>Earning of Performance Units/Shares</u>. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Notwithstanding the foregoing, at any time after the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) <u>Form and Timing of Payment of Performance Units/Shares</u>. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) <u>Cancellation of Performance Units/Shares</u>. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. <u>Award Limitations</u>.

(a) <u>Outside Director Award Limitations</u>. No Outside Director may be paid compensation for service as an Outside Director that, in the aggregate, exceeds $2,000,000, increased to $4,000,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Compensation includes equity awards, including any Awards issued under this Plan, the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles and any other compensation (including without limitation any cash retainers or fees). Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

(b) <u>Dividends and Other Distributions</u>. No dividends or other distributions shall be paid with respect to any Shares underlying any unvested portion of an Award.

12. <u>Leaves of Absence/Transfer Between Locations</u>. Unless the Administrator provides otherwise or Applicable Laws require otherwise, vesting of Awards will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then 6 months following the 1st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. <u>Transferability of Awards</u>.

(a) <u>General Rule</u>. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

(b) <u>Domestic Relations Orders</u>. If approved by the Administrator, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). An Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(c) <u>Limited Transfers for the Benefit of Family Members</u>. The Administrator may permit an Award or Share issued under this Plan to be assigned or transferred subject to the applicable limitations, set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act, if applicable, and any other Applicable Laws. For the avoidance of doubt, during the lifetime of the Participant, no Award may be assigned or transferred to a third-party financial institution.

(d)   Permitted Transferees. Any individual or entity to whom an Award is transferred will be subject to all of the terms and conditions applicable to the Participant who transferred the Award, including the terms and conditions in this Plan and the Award Agreement. If an Award is unvested, then the service of the Participant will continue to determine whether the Award will vest and when it will terminate.

14. Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

(a)   Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b)   Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)   Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or its Parent. The Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d)   Outside Director Awards. With respect to Awards granted to Outside Directors for their service as Outside Directors, in the event of a Change in Control, such Participants will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Awards, including those Shares which would not be vested or exercisable, all restrictions on such Participants' Restricted Stock and Restricted Stock Units will lapse, and, with respect to such Participants' Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreements or other written agreements between the Participants and the Company or any of its Subsidiaries or Parents, as applicable.

15. Tax Matters.

(a)   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise thereof).

(b)   Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount) if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount), in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, (vi) any other method of withholding determined by the Administrator, or (vii) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of Tax-Related Items to be withheld is calculated.

(c)   <u>Compliance With Section 409A</u>. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. <u>Miscellaneous</u>.

(a)   <u>Stockholder Approval and Term of Plan</u>. The Plan will become effective upon its approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will continue in effect until terminated earlier under Section 17 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

(b)   <u>Legal Compliance</u>. Shares will not be issued pursuant an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(c)   <u>Investment Representations</u>. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(d)   <u>Inability to Obtain Authority</u>. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

(e)   <u>No Effect on Employment or Service</u>. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

(f)   <u>Forfeiture Events</u>. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award and any other compensation paid or payable to a Participant (including, but not limited to, equity awards issued outside of this Plan) (such compensation, "<u>Other Compensation</u>") will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time to comply with Applicable Laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "<u>Clawback Policy</u>"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award or Other Compensation and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this subsection (f) specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary.

17. Amendment and Termination of the Plan.

    (a)   Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

    (b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

    (c)   Consent of Participants Generally Required. Subject to Section 17(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

    (d)   Exceptions to Consent Requirement.

        (i)   A Participant's rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant's rights, and

        (ii)   Subject to the limitations of Applicable Laws, if any, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent even if it does materially impair the Participant's right if such amendment is done

            (1)   in a manner expressly permitted under the Plan;

            (2)   to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

            (3)   to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

            (4)   to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A; or

            (5)   to comply with other Applicable Laws.